These Consolidated Financial Statements are Originally Issued in Indonesian Language.

PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2000, 2001 And 2002

(Expressed in Rupiah)

PT Indosat Tbk and subsidiaries

Consolidated financial statements

nine months ended September 30, 2008 and 2009 (unaudited)

1

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED

SEPTEMBER 30, 2008 AND 2009 (UNAUDITED)

Table of Contents

Page

Consolidated Balance Sheets

…………………………………………………………………………...

1 - 4

Consolidated Statements of Income

……………………………………………………………………

5 - 6

Consolidated Statements of Changes in Stockholders’ Equity

………………………………………

7

Consolidated Statements of Cash Flows

………………………………………………………………

8 - 9

Notes to Consolidated Financial Statements

………………………………………………………….

10 - 99

***************************

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

September 30, 2008 and 2009 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2009

Notes

2008

2009

(Note 3)

Rp

Rp

US$

ASSETS

CURRENT ASSETS

Cash and cash equivalents

2c,2w,4,25

6,646,684

2,237,212

231,093

Short-term investments - net of

allowance for decline in value

of Rp25,395 in 2008 and 2009

2d

-

-

-

Accounts receivable

2e

Trade

5,15

Related parties - net of

allowance for doubtful

accounts of Rp81,923

in 2008 and Rp46,701

in 2009

 2w,25

93,879

116,460

12,029

Third parties - net of allowance

for doubtful accounts of

Rp406,411 in 2008 and

Rp413,699 in 2009

1,149,752

1,246,666

128,775

Others - net of allowance

for doubtful accounts of

Rp17,262 in 2008 and

Rp16,952 in 2009

24,250

25,933

2,679

Inventories

2f

179,030

181,779

18,777

Derivative assets

2r,28

121,810

281,485

29,076

Advances

66,299

49,236

5,086

Prepaid taxes

6,13

515,674

839,733

86,740

Prepaid expenses

2g,2q,2w,24,

25,28p

963,683

1,164,209

120,257

Other current assets

2c,2w,25

53,661

26,410

2,728

Total Current Assets

9,814,722

6,169,123

637,240

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

September 30, 2008 and 2009 (Unaudited) (continued)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2009

Notes

2008

2009

(Note 3)

Rp

Rp

US$

NON-CURRENT ASSETS

Due from related parties - net of

allowance for doubtful

accounts of Rp2,578 in 2008

and Rp1,246 in 2009

2e,2w,25

37,474

34,600

3,574

Deferred tax assets - net

2t,13

96,740

87,906

9,080

Investments in associated

companies - net of allowance

for decline in value of Rp56,300

in 2008 and Rp56,586 in 2009

2h,7

986

700

72

Other long-term investments - net

of allowance for decline in value of

Rp99,977 in 2008 and 2009

2h,8

2,730

2,730

282

Property and equipment

2i,2j,2p,

9,15,21

Cost

 58,821,869

73,677,070

7,610,482

Accumulated depreciation

(23,800,245

)

             (28,662,535)

(2,960,700)

Impairment in value

  (98,611

)

(98,611)

(10,186)

Net

34,923,013

44,915,924

4,639,596

Goodwill and other

intangible assets - net

2l,10

2,129,891

2,172,461

224,405

Long-term receivables

73,247

67,080

6,929

Long-term prepaid pension - net

   2q,2w,24,25

of current portion

188,579

162,907

16,828

Long-term advances

2w,11,25

683,298

383,003

39,562

Others

     2c,2g,2w

       25,28p

649,912

820,919

84,797

Total Non-current Assets

38,785,870

48,648,230

5,025,125

TOTAL ASSETS

48,600,592

54,817,353

5,662,365

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

September 30, 2008 and 2009 (Unaudited) (continued)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2009

Notes

2008

2009

(Note 3)

Rp

Rp

US$

LIABILITIES AND

STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES

Accounts payable - trade

Related parties

2w,25

6,661

46,057

4,757

Third parties

563,169

604,431

62,435

Procurement payable

2w,12,25

6,084,204

6,019,797

621,816

Taxes payable

2t,13

396,838

132,637

13,701

Accrued expenses

2q,2w,14,

24,25

1,534,759

1,575,282

162,719

Unearned income

2o

1,064,223

969,572

100,152

Deposits from customers

45,701

24,122

2,492

Derivative liabilities

2r,28

108,198

211,792

21,877

Current maturities of:

Loans payable

2m,15

602,410

1,438,385

148,578

Bonds payable

2m,16

1,916,442

-

-

Other current liabilities

2w,25

55,489

100,564

10,388

Total Current Liabilities

12,378,094

11,122,639

1,148,915

NON-CURRENT LIABILITIES

Due to related parties

2w,25

35,851

35,400

3,656

Deferred tax liabilities - net

2t,13

1,488,702

1,512,965

156,282

Loans payable - net of current

maturities

2m,2r,15

Related party

2w,25

1,595,854

2,191,795

226,402

Third parties

5,198,710

10,875,788

1,123,416

Bonds payable - net of current

maturities

2m,16

9,770,421

9,912,581

1,023,921

Other non-current liabilities

2q,2w,7,

24,25

828,819

941,659

97,269

Total Non-current Liabilities

18,918,357

25,470,188

2,630,946

TOTAL LIABILITIES

31,296,451

36,592,827

3,779,861

MINORITY INTEREST

2b

308,230

313,560

32,389

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

September 30, 2008 and 2009 (Unaudited) (continued)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2009

Notes

2008

2009

(Note 3)

Rp

Rp

US$

STOCKHOLDERS’ EQUITY

Capital stock - Rp100 par value

per A share and B share

Authorized - 1 A share and

19,999,999,999 B shares

Issued and fully paid - 1 A share

and 5,433,933,499 B shares

in 2008 and 2009

18

543,393

543,393

56,130

Premium on capital stock

18

1,546,587

1,546,587

159,755

Difference in transactions of equity

changes in associated

companies/subsidiaries

2h

403,812

404,104

41,742

Difference in foreign currency

translation

2b

5,280

3,983

411

Retained earnings

Appropriated

100,678

119,463

12,340

Unappropriated

14,396,161

15,293,436

1,579,737

TOTAL STOCKHOLDERS’ EQUITY

16,995,911

17,910,966

1,850,115

TOTAL LIABILITIES AND

STOCKHOLDERS’ EQUITY

48,600,592

54,817,353

5,662,365

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2009

Notes

2008

2009

(Note 3)

Rp

Rp

US$

OPERATING REVENUES

         2o,2w,19,25,

30,31,32

Cellular

10,367,914

10,055,756

1,038,711

Multimedia, Data

Communication,

Internet (“MIDI”)

1,979,378

2,009,059

207,526

Fixed telecommunication

1,301,529

1,344,711

138,902

Total Operating Revenues

13,648,821

13,409,526

1,385,139

OPERATING EXPENSES

       2o

Cost of services

 2w,20,25

4,422,986

4,850,661

501,050

Depreciation and amortization

              2i,2l,9,10

3,385,794

3,760,596

388,451

Personnel

           2n,2p,2q,2w,

  21,24,25

1,236,184

1,097,674

113,384

Marketing

703,181

611,043

63,118

General and administration

 2w,22,25

567,602

497,281

51,367

Total Operating Expenses

10,315,747

10,817,255

1,117,370

OPERATING INCOME

3,333,074

2,592,271

267,769

OTHER INCOME (EXPENSES)

2o

Gain (loss) on foreign

 exchange - net

    2r,2s,5

(45,092

)

1,394,440

144,039

Interest income

     2w,25

353,541

              120,899

12,488

Financing cost

  2m,2w,15,

   16,23,25

(1,377,706

)

          (1,359,189

)

(140,398)

Loss on change in fair value of

derivatives - net

     2r,28

(53,513

)

             (387,552

)

(40,032

)

Amortization of goodwill

     2l,10

(169,880

)

             (177,173

)

(18,301

)

Others - net

        13

30,292

               (68,370

)

(7,062)

Other Expenses - Net

         (1,262,358

)

             (476,945

)

(49,266)

INCOME BEFORE INCOME TAX

2,070,716

2,115,326

218,503

INCOME TAX BENEFIT (EXPENSE)

2t,13

Current

(578,169

)

             (434,546

)

(44,887)

Deferred

2,755

             (191,422

)

 (19,773)

Income Tax Expense - Net

(575,414

)

             (625,968

)

(64,660)

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Nine Months Ended September 30, 2008 and 2009 (Unaudited)(continued)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2009

Notes

2008

2009

(Note 3)

 ________________

Rp

Rp

US$

INCOME BEFORE MINORITY

INTEREST IN NET INCOME OF

SUBSIDIARIES

1,495,302

1,489,358

153,843

MINORITY INTEREST IN NET

INCOME OF SUBSIDIARIES

2b

   (22,187)

               (39,450

)

                 (4,075)

NET INCOME

1,473,115

1,449,908

149,768

BASIC EARNINGS PER SHARE

2v,18,26

271.10

266.82

0.03

BASIC EARNINGS PER ADS

(50 B shares per ADS)

2v,18,26

13,554.78

13,341.24

1.38

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah)

Difference in

Transactions

Difference

Capital Stock -

of Equity Changes

in Foreign

Retained Earnings

Issued and

Premium on

in Associated

Currency

Description

Notes

Fully Paid

Capital Stock

Companies/Subsidiaries

Translation

Appropriated

Unappropriated

Net

Balance as of January 1, 2008

543,393

1,546,587

403,812

6,177

80,258

13,964,503

16,544,730

Decrease in difference in foreign currency translation arising from the translation of the financial statements of Indosat Finance Company B.V. and Indosat International Finance

Company B.V. from euro, and Indosat  Singapore Pte. Ltd. from U.S. dollar to rupiah - net of applicable income tax expense (benefit)  of (Rp225), (Rp217) and Rp57, respectively

2b

-

-

-

(897)

-

-

          (897)

Resolution during the Annual Stockholders’ General Meeting on June 5, 2008

         27

Declaration of cash dividend

-

-

-

-

-

(1,021,037

)

(1,021,037)

Appropriation for reserve fund

-

-

-

-

20,420

(20,420

)

-

Net income for the period

-

-

-

-

-

1,473,115

1,473,115

___

Balance as of September 30, 2008

543,393

1,546,587

403,812

5,280

100,678

14,396,161

16,995,911

Balance as of January 1, 2009

543,393

1,546,587

404,104

13,291

100,678

14,801,568

17,409,621

Decrease in difference in foreign currency translation arising from the translation of the financial statements of Indosat Finance Company B.V. and Indosat International Finance

Company B.V. from euro, and Indosat Singapore Pte. Ltd. from U.S. dollar to rupiah - net of applicable income tax benefit of Rp850, Rp1,447 and Rp806, respectively

2b

-

-

-

               (9,308)

-

-

(9,308)

Resolution during the Annual Stockholders’ General Meeting on June 11, 2009

27

Declaration of cash dividend

-

-

-

-

-

(939,255

)

(939,255)

Appropriation for reserve fund

-

-

-

-

18,785

(18,785

)

-

Net income for the period

-

-

-

-

-

1,449,908

1,449,908

Balance as of September 30, 2009

543,393

1,546,587

404,104

3,983

119,463

15,293,436

17,910,966

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar)

2009

Notes

2008

2009

(Note 3)

______________

RpRpUS$

CASH FLOWS FROM OPERATING

ACTIVITIES

Cash received from:

Customers

13,707,586

13,457,388

1,390,082

Interest income

311,348

131,442

13,577

Refund of taxes

6

271,321

84,650

8,744

Cash paid to/for:

Suppliers and others

(6,505,649

)

             (6,583,956

)

(680,091)

Financing cost

 (1,362,854

)

   (1,283,907

)

                (132,621)

Employees

(1,163,988

)

               (908,672

)

(93,861)

Taxes

(690,455

)

(902,301

)

                    (93,203)

Swap cost from cross currency

swap contracts

   28a, 28c - 28o

(58,925

)

(65,905

)

                    (6,808)

Interest rate swap contracts

28v - 28ah

(2,432

)

(25,985

)

                    (2,684)

Net Cash Provided by Operating

Activities

4,505,952

3,902,754

403,135

CASH FLOWS FROM INVESTING

ACTIVITIES

Dividend income received from

long-term investment

8

17,753

16,528

1,707

Proceeds from sale of property

and equipment

9

1,131

2,253

233

Acquisitions of property and

equipment

9

(6,180,259

)

(9,440,554

)

 (975,163)

Acquisition of intangible assets

10

(8,508

)

(336,614

)

(34,771)

Proceeds from sale of short-term

investment

1,250

-

-

Net Cash Used in Investing Activities

(6,168,633

)

(9,758,387

)

(1,007,994)

CASH FLOWS FROM FINANCING

ACTIVITIES

Proceeds from long-term loans

15

1,946,570

                3,879,237

400,707

Cash dividend paid by the Company

            (1,021,037)

(939,255

)

(97,020)

Repayment of long-term loans

15

(448,556

)

                (510,155)

(52,697)

Swap cost from cross currency

 swap contract

28b

(29,244

)

                  (32,390)

(3,346)

Repayment of bonds payable

16

(1,947,801

)

                  (14,453)

(1,493)

Decrease (increase) in restricted cash

    and cash equivalents

2,891

                  (11,694)

(1,208)

Cash dividend paid by subsidiaries

 to minority interest

(5,563

)

    (9,291)

(960)

Proceeds from bonds payable

16

1,650,000

-

-

Settlement from cross currency

swap contract

28b

109,099

-

-

Net Cash Provided by

Financing Activities

256,359

2,361,999

243,983

NET DECREASE IN CASH AND

CASH EQUIVALENTS

(1,406,322

)

             (3,493,634)

(360,876)

CASH AND CASH EQUIVALENTS

AT BEGINNING OF PERIOD

8,053,006

5,737,866

592,694

BEGINNING BALANCE OF CASH AND

CASH EQUIVALENTS OF LIQUIDATED

SUBSIDIARY

1d

-

(7,020

)

(725)

CASH AND CASH EQUIVALENTS

AT END OF PERIOD

4

6,646,684

2,237,212

231,093

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)(continued)

(Expressed in millions of rupiah and thousands of U.S. dollar)

2009

Notes

2008

2009

(Note 3)

______________

RpRpUS$

DETAILS OF CASH AND CASH EQUIVALENTS:

Time deposits with original maturities of

three months or less

6,368,291

1,875,785

193,759

Cash on hand and in banks

278,393

361,427

37,334

Cash and cash equivalents as stated in the

consolidated balance sheets

4

6,646,684

2,237,212

231,093

SUPPLEMENTAL CASH FLOW INFORMATION:

Transactions not affecting cash flows:

Unpaid dividend

Acquisitions of property and

equipment credited to:

Loans payable

1,326,598

706,747

73,004

    Long-term advances

36,301

73,090

7,550

Other non-current liabilities

36,613

16,712

1,726

    Procurement payable

97,912

-

-

Unpaid dividend

4,435

-

-

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL

a.

Company’s Establishment

PT Indosat Tbk (“the Company”) was established in the Republic of Indonesia on November 10, 1967 within the framework of the Indonesian Foreign Investment Law No. 1 of 1967 based on the notarial deed No. 55 of Mohamad Said Tadjoedin, S.H. The deed of establishment was published in Supplement No. 24 of State Gazette No. 26 dated March 29, 1968 of the Republic of Indonesia. In 1980, the Company was sold by American Cable and Radio Corporation, an International Telephone & Telegraph subsidiary, to the Government of the Republic of Indonesia (“the Government”) and became a State-owned Company (Persero).

On February 7, 2003, the Company received the approval from the Capital Investment Coordinating Board (BKPM) in its letter No. 14/V/PMA/2003 for the change of its legal status from a State-owned Company (Persero) to a Foreign Capital Investment Company. Subsequently, on March 21, 2003, the Company received the approval from the Ministry of Justice and Human Rights of the Republic of Indonesia on the amendment of its Articles of Association to reflect       the change in its legal status.

The Company’s Articles of Association has been amended from time to time. The latest amendment was covered by notarial deed No. 118 dated June 11, 2009 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) as approved in the Stockholders’ General Meeting held on June 11, 2009, in order to comply with the Indonesian Capital Market and Financial Institutions Supervisory Agency (BAPEPAM-LK) Rule No. IX.J.1 dated May 14, 2008 on the Principles of Articles of Association of Limited Liability Companies that Conduct of Public Offering of Equity Securities and Public Companies. The latest amendment of the Company’s Articles of Association has been approved by and reported to the Ministry of Law and Human Rights of the Republic of Indonesia based on its letters No. AHU-31103.AH.01.02 Year 2009 dated July 7, 2009 and
AHU-AH.01.10-09907 dated July 10, 2009. The amendments, among others, relate to the Company’s additional business activities and additional veto rights of “A” share with respect to demerger of the Company and carrying out the submission of application for bankruptcy.

According to article 3 of its Articles of Association, the Company shall engage in providing telecommunications networks and/or services as well as informatics business by conducting the following activities:

•

Provision of telecommunications networks and/or services and informatics business

•

Planning of services, construction of infrastructure and provision of telecommunications and informatics business facilities, including supporting resources

•

Carrying out operational services (comprising the marketing and sale of telecommunications networks and/or services and informatics business provided by the Company), maintenance, research and development of telecommunications and informatics business infrastructure and/or facilities, and providing education and training (both locally and overseas)

•

Engaging in services which are relevant to the development of telecommunications networks and/or services and informatics business

•

Engaging in payment transactions and money transfer service through telecommunications and information technology networks

The Company started its commercial operations in 1969.

Based on Law No. 3 of 1989 on Telecommunications and pursuant to Government Regulation No. 77 of 1991, the Company had been re-confirmed as an Operating Body (“Badan Penyelenggara”) that provided international telecommunications service under the authority of the Government.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

In 1999, the Government issued Law No. 36 on Telecommunications (“Telecommunications Law”) which took effect on September 8, 2000. Under the Telecommunications Law, telecommunications activities cover:

•

Telecommunications networks

•

Telecommunications services

•

Special telecommunications services.

National state-owned companies, regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunications networks and services. Individuals, government institutions and legal entities, other than telecommunications networks and service providers, are allowed to render special telecommunications services.

The Telecommunications Law prohibits activities that result in monopolistic practices and unhealthy competition, and expects to pave the way for market liberalization.

Based on the Telecommunications Law, the Company ceased as an Operating Body and has to obtain licenses from the Government for the Company to engage in the provision of specific telecommunications networks and services.

On August 14, 2000, the Government, through the Ministry of Communications (“MOC”), granted the Company an in-principle license as a nationwide Digital Communication System (“DCS”) 1800 telecommunications provider as compensation for the early termination effective August 1, 2003 of the exclusivity rights on international telecommunications services given to the Company prior to the granting of such license. On August 23, 2001, the Company obtained the operating license from the MOC. Subsequently, based on Decree No. KP.247 dated November 6, 2001 issued by the MOC, the operating license was transferred to the Company’s subsidiary, PT Indosat Multi Media Mobile (see “e” below).

On September 7, 2000, the Government, through the MOC, also granted the Company in-principle licenses for local and domestic long-distance telecommunications services as compensation for the termination of its exclusivity rights on international telecommunications services. On the other hand, PT Telekomunikasi Indonesia Tbk (“Telkom”) was granted an in-principle license for international telecommunications services as compensation for the early termination of Telkom’s rights on local and domestic long-distance telecommunications services.

Based on a letter dated August 1, 2002 from the MOC, the Company was granted an operating license for fixed local telecommunications network covering Jakarta and Surabaya. This operating license was converted to become a national license on April 17, 2003 based on Decree No. KP.130 Year 2003 of the MOC. The values of the above licenses granted to Telkom and the Company on the termination of their exclusive rights on local/domestic and international telecommunications services, respectively, have been determined by an independent appraiser.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

The following are operating licenses obtained by the Company:

License No.	Date Issued	Issuing Body	Period of License	Description
KP.69/Thn 2004	March 15, 2004	MOC	Evaluated every 5 years	Operating license for nationwide closed fixed communications network (e.g., VSAT, frame relay, etc.)
KP.203/Thn 2004	May 21, 2004	MOC	Evaluated every 5 years	Operating license for fixed network and basic telephony services which covers the provision of local, national long-distance, and international long-distance telephony services
19/KEP/M.KOMINFO/02/2006 and 29/KEP/M.KOMINFO/03/2006	February 14, 2006 and March 27, 2006	Ministry of Communications and Information and Technology (“MOCIT”)	10 years

Determination of the winner and operating license for IMT-2000 cellular network provider using 2.1 GHz radio frequency spectrum (a third generation [“3G”] mobile communications technology) for 1 block (2 x 5 Mhz) of frequency (*)

102/KEP/M.KOMINFO/10/2006	October 11, 2006	MOCIT	Evaluated every year	Amended operating license for nationwide GSM cellular mobile network (including its basic telephony services and the rights and obligations of 3G services)
181/KEP/M.KOMINFO/12/2006	December 12, 2006	MOCIT	-	Allocation of two nationwide frequency channels, i.e., channels 589 and 630 in the 800 MHz spectrum for Local Fixed Wireless Network Services with Limited Mobility
162/KEP/M.KOMINFO/05/2007	May 2, 2007	MOCIT	-	Temporary use of channel 548 for Local Fixed Wireless Network Services with Limited Mobility until December 2007 with obligation to pay radio frequency fee for one year (**)
01/DIRJEN/2008	January 7, 2008	Directorate General of Post and Telecommunications (“DGPT”)	Evaluated every 5 years	Operating license as internet service provider
51/DIRJEN/2008	January 9, 2008	DGPT	Evaluated every 5 years	Operating license for internet interconnection services (Network Access Point/NAP), which replaces the previous license given to Satelindo
52/DIRJEN/2008	January 9, 2008	DGPT	Evaluated every 5 years	Operating license for telephony internet services which replaces the previous License No. 823/DIRJEN/2002 for Voice over Internet Protocol Service with national coverage that expired in 2007
268/KEP/M.KOMINFO/9/2009	September 1, 2009	MOCIT	10 years	Operating license for one additional block (2 x 5 Mhz) of 3G frequency (a third generation mobile communications technology) (***)

(*)

As one of the winners in the selection of IMT-2000 cellular providers, the Company was obliged, among others, to pay upfront fee of Rp320,000 (Note 2l) and radio frequency fee.

(**)

The Company cancelled its plan to use channel 548 due to technical issues during the migration process. The Company informed the DGPT about this matter through its letter No. 1114/I00-ICO/REL/07 dated December 27, 2007.

(***)

   In connection  with  license  for  one additional block of 3G frequency, the Company  was obliged, among others, to pay upfront  fee of  Rp320,000 (Notes 2l and 10) and radio frequency fee.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

GENERAL (continued)

a.

Company’s Establishment (continued)

On January 9, 2008, based on letter No. 10/14/DASP from Bank Indonesia (Central Bank), the Company obtained approval for “Indosat m-wallet” prepaid cards as a new means of payment. The Company was also appointed as a special principal and technical acquirer for such prepaid cards.

On March 17, 2008, MOCIT issued Ministerial Decree No. 02/PER/M.KOMINFO/2008 on the Guidelines of Construction and Utilization of Sharing Telecommunication Towers. Based on this Decree, the construction of telecommunication towers requires permits from the relevant governmental institution and the local government determines the placement of the towers and the location in which the towers can be constructed. Furthermore, a telecommunication provider or tower provider which owns telecommunication towers is obligated to allow other telecommunication operators to utilize its telecommunication towers without any discrimination. The Decree also mandated that each of the tower contractor, provider and owner be 100% locally-owned companies.

On March 30, 2009, the Ministry of Domestic Affairs, Ministry of Public Works, MOCIT and the Head of BKPM jointly issued Decrees No. 18 Year 2009, No. 07/PRT/M/2009, No. 19/PER/M.KOMINFO/03/09 and No. 3/P/2009 on the Detailed Guidelines of Construction and Utilization of Sharing Telecommunication Towers. The Decrees define the requirements and procedures for tower construction. Tower provider can be either a telecommunications operator or a non-telecommunications operator. If a tower provider is a non-telecommunications operator, it is required to be a 100% locally-owned company.

The Company is domiciled at Jalan Medan Merdeka Barat No. 21, Jakarta and has 8 regional offices located in Jakarta, Bandung, Semarang, Surabaya, Medan, Palembang, Balikpapan and Makassar.

b.

Company’s Public Offerings

All of the Company’s B shares have been registered with and traded on the Indonesia Stock Exchange (new entity after the merger of Jakarta Stock Exchange and Surabaya Stock Exchange in November 2007) since 1994. The Company’s American Depositary Shares (ADS, each representing 50 B shares) have also been traded on the New York Stock Exchange since 1994.

As of September 30, 2009, the Companies’ outstanding bonds issued to the public are as follows:

Bond	Effective Date	Registered with and Traded on
1. Second Indosat Bonds series B in Year 2002 with Fixed Rate	November 6, 2002	Indonesia Stock Exchange
2. Third Indosat Bonds series B in Year 2003 with Fixed Rate	October 15, 2003	Indonesia Stock Exchange
3. Guaranteed Notes Due 2010	November 5, 2003	Luxembourg Stock Exchange and Singapore Exchange Securities Trading Limited
4. Fourth Indosat Bonds in Year 2005 with Fixed Rate	June 21, 2005	Indonesia Stock Exchange
5. Indosat Syari’ah Ijarah Bonds in Year 2005	June 21, 2005	Indonesia Stock Exchange
6. Guaranteed Notes Due 2012	June 22, 2005	Singapore Exchange Securities Trading Limited
7. Fifth Indosat Bonds in Year 2007 with Fixed Rates	May 29, 2007	Indonesia Stock Exchange
8. Indosat Sukuk Ijarah II in Year 2007	May 29, 2007	Indonesia Stock Exchange
9. Sixth Indosat Bonds in Year 2008 with Fixed Rates	April 9, 2008	Indonesia Stock Exchange
10. Indosat Sukuk Ijarah III in Year 2008	April 9, 2008	Indonesia Stock Exchange

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

2.

c.

Employees, Directors, Commissioners and Audit Committee

Based on a resolution of the (i) Annual Stockholders’ General Meeting held on June 5, 2008 which is notarized under Deed No. 30 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date and Extraordinary Stockholders’ Meeting held on August 25, 2008 which is notarized under Deed No. 344 of Aulia Taufani, S.H. (as substitute notary of Sutjipto, S.H.) on the same date, and (ii) Annual Stockholders’ General Meeting held on June 11, 2009 which is notarized under Deed No. 118 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date, the composition of the Company’s Board of Commissioners and Board of Directors as of       September 30, 2008 and 2009, respectively, is as follows:

Board of Commissioners:

2008

2009

President Commissioner

Abdulla Mohammed S.A. Al Thani       Abdulla Mohammed S.A. Al Thani

Commissioner

Dr. Nasser Mohd. A. Marafih

        Dr. Nasser Mohd. A. Marafih

Commissioner

Rachmad Gobel

Rachmad Gobel

Commissioner

Sheikh Mohammed Bin Suhaim

Richard Farnsworth Seney

    Hamad  Al Thani

Commissioner

Jarman

        Jarman

Commissioner

Rionald Silaban

Rionald Silaban

Commissioner

Setyanto Prawira Santosa*

Setyanto Prawira Santosa*

Commissioner

Michael Francis Latimer*

Michael Francis Latimer*

Commissioner

Thia Peng Heok George*

Thia Peng Heok George*

Commissioner

Soeprapto *

Soeprapto *

*

Independent commissioner

Board of Directors:

2008

2009

President Director and

Chief Executive Officer

Johnny Swandi Sjam

Harry Sasongko Tirtotjondro

Deputy President Director**

Kaizad Bomi Heerjee

-

Director and Chief Finance

Officer

Wong Heang Tuck

Peter Wladyslaw Kuncewicz

Corporate Services Director**

Wahyu Wijayadi

-

Information Technology

Director**

Roy Kannan

-

Jabotabek and Corporate

Sales Director**

Fadzri Sentosa

-

Regional Sales Director**

Syakieb Ahmad Sungkar

-

Marketing Director**

Guntur Soaloon Siboro

-

Network Director**

Raymond Tan Kim Meng

-

Director and Chief Commercial

Officer

-

Kaizad Bomi Heerjee

Director and Chief Technology

Officer

-

Stephen Edward Hobbs

Director and Chief Wholesale

and Infrastructure Officer

-

Fadzri Sentosa

**

This position no longer exists starting June 11, 2009 due to the new organizational structure

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

c.

Employees, Directors, Commissioners and Audit Committee (continued)

The composition of the Company’s Audit Committee as of September 30, 2008 and 2009 is as follows:

2008

2009

Chairman

Thia Peng Heok George

Thia Peng Heok George

Member

Michael Francis Latimer

Michael Francis Latimer

Member

Soeprapto

Soeprapto

Member

Unggul Saut Marupa

Unggul Saut Marupa

       Tampubolon

       Tampubolon

Member

Rusdy Daryono

Kanaka Puradiredja

The Company and subsidiaries (collectively referred to hereafter as “the Companies”)
have approximately 7,677 and 7,145 employees (unaudited), including non-permanent employees, as of September 30, 2008 and 2009, respectively.

d.

Structure of the Company’s Subsidiaries

As of September 30, 2008 and 2009, the Company has direct and indirect ownership in the following subsidiaries:

Name of Subsidiary	Location	Principal Activity	Start of Commercial Operations	Percentage of Ownership (%)
				2008	2009
Indosat Finance Company B.V. (“IFB”)	Amsterdam	Finance	2003	100.00	100.00
Indosat International Finance Company B.V. (“IIFB”)	Amsterdam	Finance	2005	100.00	100.00
Indosat Singapore Pte. Ltd. (“ISP”)	Singapore	Telecommunication	2005	100.00	100.00
PT Indosat Mega Media (“IMM”)	Jakarta	Multimedia	2001	99.85	99.85
PT Starone Mitra Telekomunikasi (“SMT”)	Semarang	Telecommunication	2006	55.36	72.54
PT Aplikanusa Lintasarta (“Lintasarta”)	Jakarta	Data Communication	1989	72.36	72.36
PT Artajasa Pembayaran Elektronis (“APE”)	Jakarta	Telecommunication	2000	39.80	39.80
PT Satelindo Multi Media (“SMM”) *	Jakarta	Multimedia	1999	99.60	-

	Total Assets (Before Eliminations)
Name of Subsidiary	2008	2009
IFB	2,314,827	2,373,137
IIFB	1,083,226	1,094,340
ISP	15,290	33,667
IMM	778,117	773,302
SMT	164,203	136,360
Lintasarta	1,251,416	1,383,237
APE	138,672	164,443
SMM *	10,690	-

 *

liquidated on June 30, 2009.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

d.

Structure of the Company’s Subsidiaries (continued)

SMT was established on June 15, 2006 in Semarang, Central Java by the Company,
PT Sarana Pembangunan Jawa Tengah, PT Dawamiba Engineering and PT Trikomsel Multimedia to engage in construction and operation of fixed wireless access network using Code Division Multiple Access (CDMA) 2000-1x technology for Central Java and its surrounding areas.

Based on an amendment dated August 23, 2006 to SMT’s Articles of Association, in August 2006 the Company contributed Rp5,779 cash as part of the capital of SMT. SMT started its business operations in January 2007.

Furthermore, based on the latest amendment dated April 24, 2007 to SMT’s Articles of Association, in May 2007, the Company made additional cash capital injection amounting to Rp49,728 and in-kind contribution of Rp45,523 in the form of telecommunications equipment. Based on such Articles of Association, the Company has 51.00% ownership in SMT. However, one of the stockholders decided not to make its capital injection as required. As a result, the Company’s ownership increased to 55.36%. This increase was approved by SMT’s stockholders based on the minutes of a stockholders’ meeting held on July 30, 2007.

On November 27, 2008, the Company entered into a Sale and Purchase Agreement with PT Sarana Pembangunan Jawa Tengah (“SPJT”) to purchase the 17.18% ownership of SPJT in SMT for Rp33,680. Such purchase, which resulted in the recognition of goodwill amounting to Rp9,724 (Note 10), increased the Company’s ownership in SMT from 55.36% to 72.54%. On December 3, 2008, the Company fully paid SPJT for the purchase.

e.

Merger of the Company, Satelindo, Bimagraha and IM3

Based on Merger Deed No. 57 dated November 20, 2003 (“merger date”) of Poerbaningsih Adi Warsito, S.H., the Company, PT Satelit Palapa Indonesia (“Satelindo”), PT Bimagraha Telekomindo (“Bimagraha”) and PT Indosat Multi Media Mobile (“IM3”) agreed to merge, with the Company as the surviving entity. All assets and liabilities owned by Satelindo, Bimagraha and IM3 were transferred to the Company on the merger date. These three companies were dissolved by operation of law without the need to undergo the regular liquidation process.

The names “Satelindo” and “IM3” in the following notes refer to these entities before they were merged with the Company, or as the entities that entered into contractual agreements that were taken over by the Company as a result of the merger.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies adopted by the Companies conform with generally accepted accounting principles in Indonesia. The significant accounting policies applied consistently in the preparation of the consolidated financial statements for the nine months ended September 30, 2008 and 2009 are as follows:

a.

Basis of Consolidated Financial Statements

The consolidated financial statements are presented using the historical cost basis of accounting, except for inventories which are stated at the lower of cost or net realizable value, derivative instruments which are stated at fair value and certain investments which are stated at fair value or net assets value.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a.

Basis of Consolidated Financial Statements (continued)

The consolidated statements of cash flows classify cash receipts and payments into operating, investing and financing activities. The cash flows from operating activities are presented using the direct method.

The reporting currency used in the consolidated financial statements is the Indonesian rupiah.

b.

Principles of Consolidation

The consolidated financial statements include the Company’s accounts and those of its subsidiaries (Note 1d).

The consolidated financial statements also include the accounts of APE (Lintasarta’s 55%-owned subsidiary). The accounts of APE in 2008 and 2009 were consolidated because its financial and operating policies were controlled by Lintasarta.

The accounts of IFB, IIFB, and ISP were translated into rupiah amounts at the middle rates of exchange prevailing at balance sheet date for balance sheet accounts and the average rates during the period for profit and loss accounts. The resulting differences arising from the translations of the financial statements of IFB, IIFB, and ISP are presented as “Difference in Foreign Currency Translation” under the Stockholders’ Equity section of the consolidated balance sheets.

Minority interest in subsidiaries represents the minority stockholders’ proportionate share in the equity (including net income) of the subsidiaries which are not wholly owned. All significant inter-company transactions and balances are eliminated in consolidation.

c.

Cash and Cash Equivalents

Time deposits with original maturities of three months or less at the time of placement are considered as “Cash Equivalents”.

Cash in banks and time deposits which are pledged as collateral for long-term debts, Letter of Credit facilities, bank guarantees and time deposits with original maturities of more than three months are not classified as part of “Cash and Cash Equivalents”. These are presented as part of either “Other Current Assets” or “Non-current Assets - Others”.

d.

Short-term Investments

•

Mutual fund

Mutual fund, which is classified as trading security under Statement of Financial Accounting Standards (“SAK”) 50, “Accounting for Investments in Certain Securities”, is stated at its net assets value at balance sheet date. Unrealized gain or loss from the change in net assets value at balance sheet date is credited or charged to current operations.

•

Time deposits with original maturities of more than three months at the time of placement are recorded at historical value.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided based on management's evaluation of the collectibility of the accounts at the end of the period.

f.

Inventories

Inventories, which mainly consist of SIM cards, starter packs, pulse reload vouchers, broadband modems and cellular handsets, are valued at the lower of cost or net realizable value. Cost is determined using the weighted average method.

Effective January 1, 2009, the Companies have applied SAK 14 (Revised 2008), “Inventories”, which supersedes SAK 14 (1994). This revised SAK provides guidance on the determination of inventory cost and its subsequent recognition as an expense, including any write-down to net realizable value, as well as guidance on the cost formula used to assign costs to inventories. The adoption of this revised SAK did not have significant effect to the Companies’ consolidated financial statements.

g.

Prepaid Expenses

Prepaid expenses, which mainly consist of frequency fee, rentals, upfront premium for cross currency swap (Note 28p), and salaries, are expensed as the related asset is utilized. The non-current portion of prepaid expenses is shown as part of “Non-current Assets - Others”.

h.

Investments

Investments consist of:

•

Investments in associated companies

Investment in shares of stock wherein the Companies have equity interests of at least 20% but not exceeding 50% are accounted for under the equity method, whereby the investment cost is increased or decreased by the Companies’ share of the net earnings or losses of the investees since the date of acquisition and decreased by dividends received. Equity in net earnings (losses) is being adjusted for the straight-line amortization over fifteen years of the difference between the cost of such investment and the Companies’ proportionate share in the underlying fair value of the net assets at date of acquisition (goodwill).

If the Companies’ share in the equity of an investee, subsequent to transactions resulting in a change in the equity of the investee, is different from the Companies’ share in the equity of the investee prior to such transactions, the difference is recognized by a credit or charge to “Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries”, net of applicable income tax, after adjusting their equity in the investee to conform with the former’s accounting policies.

•

Investments in shares of stock that do not have readily determinable fair value in which the equity interest is less than 20%, and other long-term investments are carried at cost.

•

Investments in equity shares that have readily determinable fair value in which the equity interest is less than 20% and which are classified as available-for-sale, are recorded at fair value, in accordance with SAK 50.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i.

Property and Equipment

Property and equipment are stated at cost (which includes certain capitalized borrowing costs incurred during the construction phase), less accumulated depreciation and impairment in value. Depreciation of property and equipment is computed using the straight-line method based on the estimated useful lives of the assets.

In accordance with SAK 16 (Revised 2007), the Companies have chosen the cost model for the measurement of their property and equipment. The Company regrouped certain property and equipment starting January 1, 2008 based on its periodic review and assessment of the economic useful lives of the assets. The remaining useful lives under the new groupings were adjusted accordingly. Below are the estimated useful lives (in years) prior to and starting January 1, 2008.

Prior to

Starting

January 1, 2008

January 1, 2008

Buildings

15 to 20

20

Submarine cables (*)

12

-

Earth stations (*)

10

-

Inland link (*)

15

-

Switching equipment (**)

10

-

Telecommunications peripherals (***)

5

-

Information technology equipment

3 to 5

3 to 5

Office equipment

5

3 to 5

Building and leasehold improvements

5

3 to 15

Vehicles

5

5

Cellular technical equipment

10 to 15

10

Satellite technical equipment (*)

12

-

Transmission and cross-connection equipment

12

10 to 15

Fixed Wireless Access (“FWA”) technical equipment

10

10

Operation and maintenance center and

measurement unit

-

3 to 5

Fixed access network equipment

-

10

(*)

This classification has been regrouped into transmission and cross-connection equipment. There is no change in estimated useful lives.

(**)

This account has been renamed as fixed access network equipment and some items in this group were reclassified into cellular technical equipment, and operation and maintenance center and measurement unit. The remaining useful lives were adjusted accordingly.

(***)

This account has been renamed as operation and maintenance center and measurement unit. Some items in this group were reclassified into information technology equipment, office equipment, building and leasehold improvements, cellular technical equipment, transmission and cross-connection equipment, and fixed access network equipment. The remaining useful lives were adjusted accordingly.

Landrights are stated at cost.

The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments which enhance an asset’s condition on its initial performance, are capitalized. When properties are retired or otherwise disposed of, their costs and the related accumulated depreciation are removed from the accounts, and any resulting gains or losses are recognized in the consolidated statement of income for the period.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i.

Property and Equipment (continued)

Properties under construction and installation are stated at cost. All borrowing costs, which include interest, amortization of ancillary costs (Notes 15d and 15h) and foreign exchange differentials      (to the extent that they are regarded as an adjustment to interest costs) that can be attributed to qualifying assets, are capitalized to the cost of properties under construction and installation. Capitalization of borrowing costs ceases when the construction or installation is completed and the constructed or installed asset is ready for its intended use.

The residual values, useful lives and methods of depreciation of property and equipment are reviewed, and adjusted prospectively, if appropriate, at each financial year end.

j.

Impairment of Assets Value

In accordance with SAK 48, “Impairment of Assets Value”, the Companies review whether there is an indication of assets impairment at balance sheet date. If there is an indication of assets impairment, the Companies estimate the recoverable amount of the assets. Impairment loss is recognized as a charge to current operations.

k.

Leases

Effective January 1, 2008, the Companies have applied SAK 30 (Revised 2007), “Leases”, which supersedes SAK 30 (1990), “Accounting for Leases”. Under this revised SAK, a lease that transfers substantially all the risks and rewards incidental to ownership is classified as finance lease. At the commencement of the lease term, a lessee recognizes finance lease as asset and liability in its balance sheet at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. Minimum lease payments are apportioned between the finance charges and the reduction of the outstanding liability. The finance charges are allocated to each period during the lease term. Leased asset held by the lessee under a finance lease is depreciated consistently using the same method used for depreciable assets that are directly owned or is fully depreciated over the shorter of the lease term and its useful life, if there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term.

Leases which do not transfer substantially all the risks and rewards incidental to ownership are classified as operating leases. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

The adoption of this revised SAK did not have significant effect to the Companies’ financial statements.

l.

Goodwill and Other Intangible Assets

At the time the Company acquires a subsidiary which is not an entity under common control, any excess of the acquisition cost over the Company’s interest in the fair value of the subsidiary’s identifiable assets, net of liabilities, as of acquisition date is recognized as goodwill.

Acquisitions of minority interest in a subsidiary by the Company are accounted for using the parent entity extension method. Under this method, the assets and liabilities of the subsidiary are not restated to reflect their fair values at the date of the acquisition. The difference between the purchase price and the minority interest’s share of the assets and liabilities reflected within the consolidated balance sheet at the date of the acquisition is considered as goodwill.

Goodwill is amortized using the straight-line method over 15 years.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.

Goodwill and Other Intangible Assets (continued)

At the time of acquisition of a subsidiary, any intangible assets recognized are amortized using the straight-line method based on the estimated useful lives of the assets as follows:

Years

Customer base

-  Prepaid

6

-  Post-paid

5

Spectrum license

5

Brand

8

Upfront fee in connection with the license to use 2.1 GHz radio frequency spectrum (Note 1a) is amortized using the straight-line method over 10 years.

Software that is not an integral part of the related hardware is amortized using the straight-line method over 5 years.

The Company reviews the carrying amount of goodwill and other intangible assets whenever events or circumstances indicate that their value is impaired. Impairment loss is recognized as a charge to current operations.

m.

Debt and Bonds Issuance Costs and Consent Solicitation Fees

Expenses incurred in connection with the issuance of debt and bonds are deducted from the proceeds thereof. The difference between the net proceeds and the nominal value of the debt or bonds is recognized as premium or discount that should be amortized over the term of the debt or bonds. Consent solicitation fees resulting from the amendments of certain terms under debt facility agreement and trustee agreement, which are not accounted for as an extinguishment, are recognized as adjustment to the carrying amount of the debt or bonds that will be amortized over the remaining term of the debt or bonds.

n.

Stock-based Compensation

In accordance with SAK 53, “Accounting for Stock-based Compensation”, compensation expenses are accrued during the vesting period based on the fair values of all stock options as of the grant date.

o.

Revenue and Expense Recognition

Cellular

Cellular revenues arising from airtime and roaming calls are recognized based on the duration of successful calls made through the Company’s cellular network.

For post-paid subscribers, monthly service fees are recognized as the service is provided.

For prepaid subscribers, the activation component of starter package sales is recognized upon activation by end-customers. Sales of initial/reload vouchers are recorded as unearned revenue and recognized as revenue upon usage of the airtime or upon expiration of the airtime.

Sales of wireless broadband modems and cellular handsets are recognized upon delivery to the customers. Revenues from wireless broadband data communications are recognized based on the duration of usage or fixed monthly charges depending on the arrangement with the customers.

Cellular revenues are presented on a net basis, after compensation to value added service providers.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

o.

Revenue and Expense Recognition (continued)

Cellular (continued)

Customer Loyalty Program

The Company operates a customer loyalty program called “Poin Plus Plus”, which allows customers to accumulate points for every reload and usage made by the Company’s prepaid and post-paid subscribers, respectively. The points can then be redeemed for free telecommunication and non-telecommunication products, subject to a minimum number of points being obtained.

The consideration received is allocated between the cellular products sold and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points issued is deferred and recognized as revenue when the points are redeemed or when the redemption period expires.

MIDI

Internet

Revenues arising from installation service are recognized at the time the installations are placed in service. Revenues from monthly service fees are recognized as the services are provided. Revenues from usage charges are recognized monthly based on the duration of internet usage or based on the fixed amount of charges depending on the arrangement with the customers.

Frame Net, World Link and Direct Link

Revenues arising from installation service are recognized upon the completion of the installation of equipment used for network connection purposes in the customers’ premises. Revenues from monthly service fees are recognized as the services are provided.

Satellite Lease

Revenues are recognized on the straight-line basis over the lease term.

Revenues from other MIDI services are recognized when the services are rendered.

Fixed Telecommunication

International Calls

Revenues from outgoing international call traffic are recognized on the basis of the actual recorded traffic for the period and are reported on a net basis, after allocations to overseas international carriers.

Fixed Wireless

Fixed wireless revenues arising from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

For post-paid subscribers, activation fees are recognized upon activation of new subscribers in the Company’s fixed network while monthly service fees are recognized as the service is provided.

For prepaid subscribers, the activation component of starter package sales is recognized upon activation by end-customers. Sale of initial/reload vouchers is recorded as unearned income and recognized as income upon usage of the airtime or upon expiration of the airtime.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

o.

Revenue and Expense Recognition (continued)

Fixed Line

Revenues from fixed line installations are recognized at the time the installations are placed in service. Revenues from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

Interconnection Revenue

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month.

Operating revenues for interconnection services under interconnection agreements based on revenue-sharing arrangement (Note 31) are reported on a net basis, after interconnection expenses/charges. Operating revenues for interconnections that are not made under contractual sharing agreements, i.e., based on tariff as stipulated by the Government (Note 30), are reported on a gross basis, before interconnection expenses/charges (Note 20). These interconnection expenses/charges are accounted for as operating expenses in the period these are incurred.

In 2007, the Company entered into several memoranda of understanding to amend the existing revenue-sharing arrangements and to reflect the new cost-based interconnection scheme based on Regulation No. 08/PER/M.KOMINFO/02/2006 of the MOCIT (Note 31). Under the new scheme, operating revenues for interconnection services are reported on a gross basis starting 2007. The interconnection expenses/charges (Note 20) are accounted for as operating expenses in the period these are incurred.

Expenses

Expenses are recognized when incurred.

p.

Personnel Costs

Personnel costs which are directly related to the development, construction and installation of property and equipment are capitalized as part of the cost of such assets.

q.

Pension Plan and Employee Benefits

Pension costs under the Companies’ defined benefit pension plans are determined by periodic actuarial calculation using the projected-unit-credit method and applying the assumptions on discount rate, expected return on plan assets and annual rate of increase in compensation. Actuarial gains or losses are recognized as income or expense when the net cumulative unrecognized actuarial gains or losses for each individual plan at the end of the previous reporting year exceed 10% of the present value of the defined benefit obligation or fair value of plan assets, whichever is greater, at that date. These gains or losses in excess of the 10% corridor are recognized on a straight-line basis over the expected average remaining working lives of the employees. Past service cost is recognized over the estimated average remaining service periods of the employees.

The Companies follow SAK 24 (Revised 2004), “Employee Benefits”, which regulates the accounting and disclosure for employee benefits, both short-term (e.g., paid annual leave, paid sick leave) and long-term (e.g., long-service leave, post-employment medical benefits).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.

Derivatives

The Company enters into and engages in cross currency swap, interest rate swap and currency forward contracts/transactions for the purpose of managing its foreign exchange and interest rate exposures emanating from the Company’s loans and bonds payable in foreign currencies.

The Company applies SAK 55 (Revised 1999), “Accounting for Derivative Instruments and Hedging Activities”.  SAK 55 (Revised 1999) sets forth the accounting and reporting standards for derivative transactions and hedging activities, which require that every derivative instrument (including embedded derivatives) be recognized as either asset or liability based on the fair value of each contract. Fair value is a computation of present value by using data and assumptions which are commonly used. Based on the specific requirements for hedge accounting under SAK 55 (Revised 1999), the Company’s instruments do not qualify and are not designated as hedge activities for accounting purposes. The changes in the fair value of such derivative instruments are recorded directly as a charge or credit to current operations.

Derivative assets and liabilities are presented under current assets and liabilities, respectively. Embedded derivative is presented with the host contract on the balance sheet which represents an appropriate presentation of overall future cash flows for the instrument taken as a whole.

The net changes in fair value of derivative instruments, swap cost or income, termination cost or income, and settlement of derivative instruments are charged or credited to “Gain (Loss) on Change in Fair Value of Derivatives - Net”, which is presented under Other Income (Expenses) in the consolidated statements of income.

s.

Foreign Currency Transactions and Balances

Transactions involving foreign currencies are recorded at the rates of exchange prevailing at the time the transactions are made. At balance sheet date, monetary assets and liabilities denominated in foreign currencies are adjusted to reflect the prevailing exchange rates at such date and the resulting gains or losses are credited or charged to current operations, except for foreign exchange differentials that can be attributed to qualifying assets which are capitalized to assets under construction and installation.

For September 30, 2008 and 2009, the foreign exchange rates used (in full amounts) were Rp9,430 and Rp9,681, respectively, per US$1 computed by taking the average of the buying and selling rates of bank notes last published by Bank Indonesia for the period.

t.

Income Tax

Current tax expense is provided based on the estimated taxable income for the period. Deferred tax assets and liabilities are recognized for temporary differences between the financial and the tax bases of assets and liabilities at each reporting date. Future tax benefits, such as the carryover of unused tax losses, are also recognized to the extent that realization of such benefits is probable. The tax effects for the period are allocated to current operations, except for the tax effects from transactions which are directly charged or credited to stockholders’ equity.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date. Changes in the carrying amount of deferred tax assets and liabilities due to a change in tax rates are credited or charged to current period operations, except to the extent that they relate to items previously charged or credited to stockholders’ equity.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.

Income Tax (continued)

Amendment to tax obligations is recorded when an assessment is received or, if appealed, when the result of the appeal is determined.

For each of the consolidated entities, the tax effects of temporary differences and tax loss carryover, which individually are either assets or liabilities, are shown at the applicable net amounts.

u.

Segment Reporting

The Companies follow SAK 5 (Revised 2000), “Segment Reporting”, in the presentation of segment reporting in their financial statements. SAK 5 (Revised 2000) provides more detailed guidance for identifying reportable business segments and geographical segments. The financial information which is used by management for evaluating the segment performance is presented in Note 34.

v.

Basic Earnings per Share/ADS

In accordance with SAK 56, “Earnings per Share”, basic earnings per share are computed by dividing net income by the weighted-average number of shares outstanding during the period (Note 26).

Basic earnings per ADS are computed by multiplying basic earnings per share by 50, which is equal to the number of shares per ADS.

w.

Transactions with Related Parties

The Companies account for transactions with related parties as described in SAK 7, “Transactions with Related Parties”.

The details of the accounts and the significant transactions entered into with related parties are presented in Note 25.

x.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.

TRANSLATIONS OF RUPIAH INTO UNITED STATES DOLLAR

The consolidated financial statements are stated in rupiah. The translations of the rupiah into U.S. dollar (US$) are included solely for the convenience of the readers, using the average buying and selling rate published by Bank Indonesia (Central Bank) on September 30, 2009 of Rp9,681 to US$1 (in full amounts). The convenience translations should not be construed as representations that the rupiah amounts have been, could have been, or could in the future be, converted into U.S. dollar at this or any other rate of exchange.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

4.

CASH AND CASH EQUIVALENTS

This account consists of the following:

2008

2009

Cash on hand

Rupiah

1,564

1,685

Cash in banks

Related parties (Note 25)

Rupiah

PT Bank Mandiri (Persero) Tbk (“Mandiri”)

35,993

23,598

PT Bank Syariah Mandiri (“Mandiri Syariah”)

1,361

2,781

PT Bank Pembangunan Daerah DKI Jakarta

3,077

2,768

PT Bank Negara Indonesia (Persero) Tbk (“BNI”)

13,103

1,555

PT Bank Pembangunan Daerah Yogyakarta

(“BPD - Yogyakarta”)

253

1,257

PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)

-

1,119

BRI Syariah

-

1,000

Others (each below Rp1,000)

2,247

3,546

U.S. dollar

Mandiri (US$305 in 2008 and US$17,748 in 2009)

2,876

171,822

BNI (US$68 in 2008 and 2009)

647

658

Niaga (US$25)

232

-

Third parties

Rupiah

PT Bank CIMB Niaga Tbk, Jakarta Branch

(formerly PT Bank Niaga Tbk) (“CIMB Niaga”)

7,583

11,998

PT Bank Central Asia Tbk (“BCA”)

72,072

10,633

Deutsche Bank AG, Jakarta Branch (“DB”)

14,549

6,907

The Hongkong and Shanghai Banking

Corporation Limited, Jakarta Branch (“HSBC”)

8,550

3,908

Others (each below Rp5,000)

14,945

14,160

U.S. dollar

Fortis Bank N.V., The Netherlands (US$6,707 in 2008

and US$4,480 in 2009)

63,247

43,369

DB (US$2,196 in 2008 and US$1,762 in 2009)

20,708

17,058

Citibank N.A., Jakarta Branch (US$563 in 2008 and

US$1,725 in 2009)

5,306

16,697

CIMB Niaga (US$1,446)

-

13,996

Citibank N.A., Singapore Branch (US$972 in 2008 and

US$1,125 in 2009)

9,170

10,893

Others (US$96 in 2008 and US$2 in 2009)

910

19

276,829

359,742

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

4.

CASH AND CASH EQUIVALENTS (continued)

2008

2009

Time deposits

Related parties (Note 25)

Rupiah

Mandiri

229,400

404,175

BNI

59,060

74,170

BRI

705,000

33,500

PT Bank Tabungan Negara (Persero) (“BTN”)

467,400

12,500

Mandiri Syariah

501,000

5,000

PT Bank Pembangunan Daerah Jawa Tengah

5,000

1,500

BPD-Yogyakarta

1,000

1,000

U.S. dollar

BNI (US$40,000 in 2008 and US$20,000 in 2009)

377,200

193,620

BRI (US$20,000 in 2008 and 2009)

188,600

193,620

Mandiri (US$32,117 in 2008 and US$6,694 in 2009)

302,859

64,809

Third parties

Rupiah

CIMB Niaga

557,000

49,000

Bukopin

716,800

25,200

Danamon*

327,800

22,800

DB

254,194

20,206

PT Bank Tabungan Pensiunan Nasional Tbk

16,000

18,500

Citibank N.A., Jakarta Branch

3,190

14,818

PT Bank Mega Syariah

2,000

8,000

PT Bank Permata Syariah

5,000

6,300

PT Bank Mega

11,500

4,000

PT Bank Syariah Muamalat Indonesia Tbk (“Muamalat”)

250,000

3,000

PT Bank DBS Indonesia (“DBS”)*

300,000

-

Others (each below Rp5,000)

10,206

1,500

U.S. dollar

     DB (US$32,325 in 2008 and US$69,225 in 2009)

304,822

670,162

Muamalat (US$35,000 in 2008 and US$5,000 in 2009)

330,050

48,405

CIMB Niaga (US$47,000)

443,210

-

6,368,291

1,875,785

Total

6,646,684

2,237,212

* no longer a related party since June 6, 2008 (Note 18)

Time deposits and deposits on call denominated in rupiah earned interest at annual rates ranging from 2.25% to 13% in 2008 and from 2.5% to 14.5% in 2009, while those denominated in U.S. dollar earned interest at annual rates ranging from 1.25% to 5.5% in 2008 and from 0.001% to 6% in 2009.

The interest rates on time deposits in related parties are comparable to those offered by third parties.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

5.

ACCOUNTS RECEIVABLE - TRADE

This account consists of the following:

2008

2009

Related parties (Note 25)

Telkom (including US$274 in 2008 and US$74 in 2009)

23,123

24,654

Others (including US$7,217 in 2008 and US$4,775 in 2009)

152,679

138,507

Sub-total

175,802

163,161

Less allowance for doubtful accounts

81,923

46,701

Net

93,879

116,460

Third parties:

Overseas international carriers (including US$78,639 in 2008 and

US$97,809 in 2009)

743,682

923,588

Local companies (including US$24,740 in 2008 and US$17,604

in 2009)

536,714

465,479

Post-paid subscribers from:

Cellular

234,254

244,951

Fixed wireless

17,284

13,430

Fixed lines

24,229

12,917

Sub-total

1,556,163

1,660,365

Less allowance for doubtful accounts

406,411

413,699

Net

1,149,752

1,246,666

Total

1,243,631

1,363,126

The aging schedule of the accounts receivable - trade is as follows:

2008

2009

Number of     Percentage  Percentage

Months Outstanding

Amount

(%)

Amount

(%)

Related parties

0 - 6 months

95,112

54.10

105,524

64.67

7 - 12 months

16,509

9.39

23,421

14.35

13 - 24 months

7,389

4.20

1,132

0.69

Over 24 months

56,792

32.31

33,084

20.29

Total

175,802

100.00

163,161

100.00

Third parties

0 - 6 months

879,710

56.53

827,478

49.84

7 - 12 months

185,598

11.93

303,145

18.26

13 - 24 months

253,995

16.32

241,781

14.56

Over 24 months

236,860

15.22

287,961

17.34

Total

1,556,163

100.00

1,660,365

100.00

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

5.

ACCOUNTS RECEIVABLE - TRADE (continued)

The changes in the allowance for doubtful accounts provided on the accounts receivable - trade are as follows:

2008

2009

Related parties

Balance at beginning of period

88,342

69,444

Reversal - net of provision

(4,573

)

(4,921)

Net effect of foreign exchange adjustment

(1,825

)

(8,423)

Write-off

(21

)

(9,399

)

Balance at end of period

81,923

46,701

Third parties

Balance at beginning of period

326,142

426,719

Provision

92,501

93,342

Net effect of foreign exchange adjustment

600

(12,925)

Write-off

(12,832

)

(92,188)

Deduction due to liquidation of SMM (Note 1d)

-

(1,249)

Balance at end of period

406,411

413,699

The net effect of foreign exchange adjustment was due to the strengthening or weakening of the rupiah vis-à-vis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited or charged to “Gain (Loss) on Foreign Exchange - Net”.

There are no significant concentrations of credit risk, except for the trade accounts receivable from Telkom.

Management believes the established allowance is sufficient to cover probable losses from uncollectible accounts receivable.

6.

PREPAID TAXES

This account consists of the following:

2008

2009

Claims for tax refund

329,491

462,958

Value Added Tax (“VAT”)

171,043

366,372

Others

15,140

10,403

Total

515,674

839,733

Claims for tax refund as of September 30, 2008 and 2009 mainly consist of the Company’s corporate income tax for fiscal years 2004, 2005 and 2006 and Satelindo’s corporate income tax for fiscal year 2002 and income tax article 26 for fiscal years 2002 and 2003.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

6.

PREPAID TAXES (continued)

On December 4, 2006, the Company received assessment letter on tax overpayment (“SKPLB”) from the Directorate General of Taxation (“DGT”) for the Company’s 2004 corporate income tax amounting to Rp199,552. On April 12, 2007, the Company received the refund of the tax overpayment amounting to Rp130,813 after offsetting the assessment letters on tax underpayment (“SKPKBs”) for the Company’s VAT for the periods January - March 2004 and August - October 2004, and income tax articles 23 and 26 for the fiscal year 2004, including penalties and interest (Note 13).

On March 27, 2007, the Company received SKPLBs from the DGT advising the Company of its approval to refund the overpayment of 2005 corporate income tax and VAT amounting to Rp135,766 and Rp39,052, respectively, which amounts are lower than those recognized by the Company in its financial statements. The Company accepted partially the corrections on the 2005 corporate income tax and all of the corrections on the VAT, totalling Rp5,375 and charged them to current operations in 2007. On May 16, 2007, the Company received the refund amounting to Rp63,843 after offsetting the SKPKBs for the Company’s income tax articles 23 and 26 for fiscal year 2005, including penalties and interest (Note 13) and the tax collection letters (“STPs”) for other income taxes. On June 22, 2007, the Company filed an objection letter to the Tax Office regarding the remaining corrections on the 2005 corporate income tax (Note 13).

On March 17, 2008, the Company received the tax refund from the Tax Office amounting to Rp25,440 as the Company’s objection on income tax article 23 for fiscal year 2005 was accepted by the Tax Office (Note 13).

On May 27, 2008, the Company received the Decision Letter No. KEP-230/WPJ.19/BD.05/2008 from the DGT which partially accepted the Company’s objection on the remaining corrections on the 2005 corporate income tax amounting to Rp2,725. On July 17, 2008, the Company received the tax refund amounting to Rp1,785 after offsetting the additional tax underpayment for income tax article 26 for fiscal year 2005 (Note 13). On August 21, 2008, the Company submitted an appeal letter to the Tax Court concerning the Company’s remaining objection on the 2005 corporate income tax. As of         September 30, 2009, the Company has not yet received any decision from the Tax Court on such appeal.

On June 20, 2008, the Company received SKPLBs from the DGT advising the Company of its approval to refund the overpayment of the 2006 corporate income tax and VAT amounting to Rp232,439 and Rp11,657, respectively, which amounts are lower than those recognized by the Company in its financial statements. The Company accepted partially the corrections on the 2006 corporate income tax and all of the corrections on the VAT, totalling Rp9,168, and charged them to current operations in 2008. On July 21, 2008, the Company received the refund of the 2006 tax overpayment for corporate income tax and VAT amounting to Rp232,439 and Rp11,657, respectively. On September 15, 2008, the Company submitted an objection letter to the DGT for the remaining corrections on the Company’s 2006 corporate income tax. On September 7, 2009, the Company received the Decision Letter No.KEP-335/ WPJ.19/BD.05/2009 from the DGT declining this objection. As of September 30, 2009, the Company is planning to submit an appeal to Tax Court.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

6.

PREPAID TAXES (continued)

On February 2, 2009, the Company received the tax refund from the Tax Office amounting to Rp84,650 for the additional tax overpayment of corporate income tax for fiscal year 2004 (Note 13).

On June 8, 2009, the Company received SKPKB from the DGT for Satelindo’s corporate income tax for fiscal year 2002 amounting to Rp105,809 (including penalties and interest). The Company accepted a part of the correction of the 2002 corporate income tax amounting to Rp2,646 which was charged to current operations in 2009. On August 28, 2009, the Company submitted an objection letter to the Tax Office regarding the remaining correction on Satelindo’s 2002 corporate income tax. As of      September 30, 2009, the Company has not yet received any decision from the Tax Office on such objection.

On June 8, 2009, the Company also received SKPKBs from the DGT for Satelindo’s 2002 and 2003 income tax article 26 amounting to Rp51,546 and Rp40,307 (including penalties and interest), respectively. On August 27, 2009, the Company submitted an objection letter to the Tax Office for the correction on the Company’s 2002 and 2003 income tax article 26. As of September 30, 2009, the Company has not yet received any decision from the Tax Office on such objection.

7.

INVESTMENTS IN ASSOCIATED COMPANIES

As of September 30, 2008 and 2009, this account consists of the following investments which are accounted for under the equity method:

Company’s

Portion of

Accumulated

Equity in

Undistributed

Net Income

(Loss) of

Associated

Carrying

     Location

            Principal Activity

     Ownership (%)

Cost

Companies

Value

2008

PT Multi Media Asia Indonesia

Indonesia

Satellite-based

telecommunication

26.67

56,512

(212

)

56,300

         PT Lintas Media Danawa *

Indonesia

Information and

communication services

35.00

700

-

700

PT Swadharma Marga Inforindo

Indonesia

Telecommunication

and information services

20.00

100

186

286

Total

57,312

(26

)

57,286

Less allowance for decline in value

56,300

Net

986

2009

PT Multi Media Asia Indonesia

Indonesia

Satellite-based

telecommunication

26.67

56,512

(212

)

56,300

PT Lintas Media Danawa *

Indonesia

Information and

communication services

35.00

700

-

700

PT Swadharma Marga Inforindo

Indonesia

Telecommunication

and information services

20.00

100

186

286

Total

57,312

(26

)

57,286

Less allowance for decline in value

56,586

Net

700

*

PT Lintas Media Danawa (“LMD”) is an associated company of Lintasarta. LMD was established on July 28, 2008 to engage in information and communication services, such as data center services, e-learning and distant learning for public education services, and content services based on Internet Protocol (e.g., IPTV,  internet game and internet payment gateway).

7.

INVESTMENTS IN ASSOCIATED COMPANIES (continued)

The Company believes that the allowance for decline in value amounting to Rp56,300 and Rp56,586 as of September 30, 2008 and 2009, respectively, is adequate to cover probable losses on the above investments.

8.

OTHER LONG-TERM INVESTMENTS

As of September 30, 2008 and 2009, this account consists of the following:

Investments in shares of stock accounted for under

the cost method - net

2,631

Equity securities which are available-for-sale*

99

Total

2,730

* consist of BNI and Telkom amounting to Rp89 and Rp10, respectively

Investments in shares of stock which are accounted for under the cost method:

	Location	Principal Activity	Ownership (%)	Cost/Carrying Value
PT First Media Tbk (formerly PT Broadband Multimedia Tbk or “BM”)	Indonesia	Cable television and internet network service provider	2.29	50,000
ICO Global Communication (Holdings) Limited	Bahamas	Satellite service	0.0087	49,977
Asean Cableship Pte. Ltd. (“ACPL”)*	Singapore	Repair and maintenance of submarine cables	16.67	1,265
Others			12.80 -14.29	1,366
Total				102,608
Less allowance for decline in value				99,977
Net				2,631

*

On April 1, 2008, the Company received dividend income from its investment in ACPL totaling US$1,930 (equivalent to Rp17,753), while on May 19 and September 28, 2009, the Company received dividend income from its investment in ACPL totaling US$1,655 (equivalent to Rp16,528), respectively.

The Company provided allowance for decline in value of its investments in shares of stock accounted for under the cost method amounting to Rp99,977 as of  September 30, 2008 and 2009, which the Company believes is adequate to cover probable losses on the investments.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

9.

PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

2008

Balance

Transactions during the Period

Balance

at Beginning

at End

of Period

Additions

Deductions

       Reclassifications

       of Period

Carrying Value

Landrights

429,101

-

-

27,840

456,941      Buildings

484,9923,312-31,248519,552

Submarine cables *

891,118

-

-

(891,118

)

-

Earth stations *

125,795

-

-

(125,795

)

-

Inland link

 *

1,693,228

-

-

(1,693,228

)

-

Switching equipment *

388,802

-

-

(388,802

)

-

Fixed access network equipment

-

-

-

961,433

961,433

Telecommunications peripherals *

2,397,583

-

-

(2,397,583

)

-

Operation and maintenance center

and measurement unit

-

214,169

  (18,439)

2,570,235

2,765,965

Information technology equipment

1,389,479

248

-

446,970

1,836,697

Office equipment

1,803,259

85,104

  (8)

(338,216

)

1,550,139

Building and leasehold

 improvements

1,584,215

3,919

-

6,711,298

8,299,432

Vehicles

20,064

3,863

  (2,234)

69

21,762

Cellular technical equipment

29,435,912

-

-

             (8,007,852)

21,428,060

Satellite technical equipment *

1,305,388

-

-

(1,305,388)

-

Transmission and cross-

connection equipment

482,314

-

-

8,331,521

8,813,835

FWA technical equipment

722,714

520

-

   163,041

886,275

Properties under construction

and installation

8,010,903

7,366,548

-

(4,095,673

)

11,281,778

Total

51,164,867

7,677,683

  (20,681)

-

58,821,869

Accumulated Depreciation

Buildings

248,580

18,712

-

-

267,292

Submarine cables *

550,753

7,623

-

(558,376

)

-

Earth stations *

122,460

223

-

(122,683

)

-

Inland link

 *

248,744

9,472

-

(258,216

)

-

Switching equipment  *

294,306

-

-

(294,306

)

-

Fixed access network equipment

-

57,028

-

294,306

351,334

Telecommunications peripherals *

1,628,837

-

-

(1,628,837

)

-

Operation and maintenance center

and measurement unit

-

388,079

  (18,415)

1,628,837

1,998,501

Information technology equipment

959,706

262,351

-

-

1,222,057

Office equipment

1,034,283

124,470

  (3)

-

1,158,750

Building and leasehold

improvements

959,729

481,587

-

-

1,441,316

Vehicles

12,269

2,385

  (1,410)

-

13,244

Cellular technical equipment

12,850,592

1,460,812

-

-

14,311,404

Satellite technical equipment *

1,132,572

11,407

-

(1,143,979)

-

Transmission and cross-

connection equipment

231,254

439,793

-

2,083,254

2,754,301

FWA technical equipment

219,398

62,648

-

-

282,046

Total

20,493,483

3,326,590

  (19,828)

-

23,800,245

Impairment in value

98,611

-

-

-

98,611

Net Book Value

30,572,773

          34,923,013

* This account has been regrouped or renamed by the Company (Note 2i).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

9.

PROPERTY AND EQUIPMENT (continued)

2009

Transactions during the Period

      Balance

   at Beginning

   Liquidated

 Balance at

       of Period

        Additions

    Deductions

  Reclassifications

SubsidiaryEnd of Period

Landrights

473,109

-

-

23,739

-

496,848

Buildings

551,700

15,647

-

71,229

-

638,576

Submarine cables*

-

-

-

-

-

-

Earth stations*

-

-

-

-

-

-

Inland link

*

-

-

-

-

-

-

Switching equipment*

-

-

-

-

-

-

Fixed access network

equipment

986,961

-

-

69,861

-1,056,822

Telecommunications

peripherals*

-

-

-

-

-

-

Operation and maintenance

center and measurement

unit

1,098,407

849

-

142,189

-1,241,445

Information technology

equipment

1,856,437

142

-

159,451

(6,047)2,009,983

Office equipment

1,605,201

14,895

       (15,179)

49,109

(570)

1,653,456

Building and leasehold

 improvements

8,651,137

-

(14,604)

1,563,688

(70)

10,200,151

Vehicles

24,171

-

 (1,157)

650

-

23,664

Cellular technical

equipment

22,649,669

-

  (817)

6,563,005

-29,211,857

Satellite technical

equipment*

-

-

-

-

-

Transmission and cross-

connection equipment

10,750,328

132,508

-

1,582,125

-12,464,961

FWA technical equipment

904,347

-

-

344,358

-

1,248,705

Properties under

construction and

installation

13,926,944

10,073,062

-

  (10,569,404)-

13,430,602

Total

63,478,411

10,237,103

   (31,757)

-

(6,687)73,677,070

Accumulated Depreciation

Buildings

258,796

18,943

-

-

-

277,739

Submarine cables*

-

-

-

-

-

-

Earth stations*

-

-

-

-

-

-

Inland link

*

-

-

-

-

-

-

Switching equipment*

-

-

-

-

-

-

Fixed access network

equipment

707,021

54,324

-

-

-761,345

Telecommunications

peripherals*

-

-

-

-

-

-

Operation and maintenance

center and measurement

unit

791,781

129,694

-

-

-921,475

Information technology

equipment

1,406,186

209,673

-

-

(5,014)

1,610,845

Office equipment

1,100,225

102,527

(15,175)

-

(401)1,187,176

Building and leasehold

Improvements

3,130,120

591,298

(9,637)

-

(70)3,711,711

Vehicles

13,930

2,929

(1,013)

-

-15,846

Cellular technical

equipment

11,359,453

1,782,421

(817)

-

-13,141,057

Satellite technical

equipment*

-

-

-

-

-

-

Transmission and cross -

connection equipment

5,905,416

735,687

-

-

-

6,641,103

FWA technical equipment

312,799

81,439

-

-

-394,238

Total

24,985,727

3,708,935

(26,642)

-

(5,485)28,662,535

Impairment in Value

98,611

-

-

-

-98,611

Net Book Value

38,394,073

44,915,924

* This account has been regrouped or renamed by the Company (Note 2i).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

9.

PROPERTY AND EQUIPMENT (continued)

Submarine cables represent the Company’s proportionate investment in submarine cable circuits jointly constructed, operated, maintained and owned with other countries, based on the respective contracts and/or the construction and maintenance agreements.

For the nine months ended September 30, 2008 and 2009, sales of certain property and equipment were made as follows:

2008

2009

Proceeds from sales

1,131

2,253

Net book value

(853

)

(5,115)

Gain (loss)

278

(2,862)

Depreciation expense charged to the consolidated statements of income amounted to Rp3,326,590 and Rp3,708,935 for the nine months ended September 30, 2008 and 2009, respectively.

Management believes that there is no impairment in assets value or recovery of the impairment reserve as contemplated in SAK 48 for the current period.

As of September 30, 2009, approximately 0.09% of property and equipment are pledged as collateral to credit facilities obtained by Lintasarta (Note 15).

As of September 30, 2009, the Companies insured their respective property and equipment (except submarine cables and landrights) for US$89,985 and Rp36,873,835 including insurance on the Company‘s satellite amounting to US$10,200. Management believes that the sum insured is sufficient to cover possible losses arising from fire, explosion, lightning, aircraft damage and other natural disasters.

The details of the Companies’ properties under construction and installation as of September 30, 2008 and 2009 are as follows:

Percentage of

Estimated Date

Completion

Cost

of Completion

2008

Cellular technical equipment

3 - 98

6,471,229

  October 2008 - June 2009

Transmission and cross-connection equipment

19 - 99

3,014,562

  October 2008 - September

2009

Building and leasehold improvements

5 - 99

1,224,753

  October 2008 - January

2009

FWA technical equipment

14 - 99

284,110

  October 2008 - June 2009

Operation and maintenance center and

     measurement unit

40 - 95

96,265

  October 2008 - March 2009

Building

50 - 80

69,616

  October 2008 - March 2009

Information technology equipment

25 - 98

53,135

  October 2008 - March 2009

Others (each below Rp50,000)

12 - 96

68,108

  October 2008 -February 2009

Total

11,281,778

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

9.

PROPERTY AND EQUIPMENT (continued)

Percentage of

Estimated Date

Completion

Cost

of Completion

2009

Cellular technical equipment

5 - 99

7,021,011

  October 2009 - January 2010

Transmission and cross-connection equipment

5 - 95

4,625,679

  October 2009 - January 2010

Building and leasehold improvements

40 - 60

1,127,134

  October 2009 - January 2010

FWA technical equipment

5 - 95

114,651

  October - December 2009

Operation and maintenance center and

     measurement unit

20 - 90

219,604

  October - December 2009

Information technology equipment

90 - 95

189,220

  October - December 2009

Building

65 - 75

80,542

  October - December 2009

Others (each below Rp50,000)

8 - 95

52,761

  October 2009 - January 2010

Total

13,430,602

Borrowing costs capitalized to properties under construction and installation for the nine months ended September 30, 2008 and 2009 amounted to Rp86,463 and Rp163,377, respectively.

10.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill arose from the acquisition of ownership in Bimagraha and Satelindo in 2001 and 2002, respectively, and from the acquisition of additional ownership in Lintasarta in 2005 and in SMT in 2008 (Note 1d).

The details of the other intangible assets arising from the acquisition of Satelindo in 2002 are as follows:

Amount

Spectrum license

222,922

Customer base

- Post-paid

154,220

- Prepaid

73,128

Brand

147,178

Total

597,448

The changes in the goodwill and other intangible assets account are as follows:

2008

2009

Balance at beginning of period

2,350,467

2,064,681

Addition:

3G licence (Note 1a)

-

320,000

Non-integrated software

8,508

16,614

Amortization of goodwill

   (169,880)

(177,173)

Amortization of other intangible assets

(59,204)

(51,661)

Balance at end of period

2,129,891

2,172,461

11.

LONG-TERM ADVANCES

This account represents advances to suppliers and contractors for the procurement or construction of property and equipment which will be reclassified to the related property and equipment accounts upon the receipt of the property and equipment purchased or after the construction or installation of the property and equipment has reached a certain percentage of completion.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

12.

PROCUREMENT PAYABLE

This account consists of payables for capital and operating expenditures procured from the following:

2008

2009

Related parties (Note 25) (including US$977 in 2008 and

US$753 in 2009)

83,409

81,087

Third parties (including US$409,027 in 2008 and US$369,503

in 2009)

6,000,795

5,938,710

Total

6,084,204

6,019,797

The billed amount of procurement payable amounted to Rp1,500,345 and Rp1,375,062 as of September 30, 2008 and 2009, respectively. The unbilled amount of procurement payable amounted to Rp4,583,859 and Rp4,644,735 as of September 30, 2008 and 2009, respectively.

13.

TAXES PAYABLE

This account consists of the following:

2008

2009

Estimated corporate income tax payable,

less tax prepayments of Rp351,396 in 2008

and Rp404,125 in 2009

226,773

30,421

Income tax:

Article 4(2)

5,415

16,524

Article 21

46,697

10,337

Article 22

4,261

4,110

Article 23

44,287

7,858

Article 25

32,270

34,363

Article 26

26,761

11,176

VAT

9,027

11,859

Others

1,347

5,989

Total

396,838

132,637

The reconciliation between income before income tax and estimated taxable income of the Company for the nine months ended September 30, 2008 and 2009 is as follows:

2008

2009

Income before income tax per consolidated statements of income

2,070,716

2,115,326

Subsidiaries’ income before income tax and effect of

inter-company consolidation eliminations

(97,776

)

(134,249)

Income before income tax of the Company

1,972,940

1,981,077

Positive adjustments

Accrual of employee benefits - net

133,076

132,960

Assessments for income taxes and VAT and related penalties

-

55,342

Provision for doubtful accounts

74,076

54,867

Provision for termination, gratuity and compensation benefits of employees

15,542

23,052

Amortization of goodwill and other intangible assets

5,279

19,889

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

13.

TAXES PAYABLE (continued)

2008

2009

Positive adjustments (continued)

Donation

42,717

10,421

Representation and entertainment

14,498

5,725

Amortization of debt and bonds issuance costs,

consent solicitation fees and discount (Notes 15 and 16)

1,641

3,832

Net periodic pension cost

9,186

-

Others

37,750

39,651

Negative adjustments

Depreciation - net

(191,290

)

(793,364)

Equity in net income of investees

(130,071

)

(177,996)

Interest income already subjected to final tax

(342,546

)

(106,259)

Write-off of accounts receivable

-

(98,905)

Net periodic pension cost

-

(6,163)

Estimated taxable income of

the Company

1,642,798

1,144,129

The computation of income tax expense for the nine months ended September 30, 2008 and 2009 is as follows:

2008

2009

Estimated taxable income of the Company

1,642,798

1,144,129

Income tax expense - current (at statutory tax rates)

Company

492,822

320,356

Subsidiaries

85,347

114,190

Total income tax expense - current

578,169

434,546

Income tax expense (benefit) - deferred - effect

of temporary differences at enacted maximum tax rates

Company

Depreciation - net

57,387

205,154

Equity in net income of investees

39,021

52,456

Write-off of accounts receivable (provision for doubtful

accounts) - net

(22,223

)

13,960

Net periodic pension cost

(2,756

)

1,726

Accrual of employee benefits - net

(10,048

)

   (20,590)

Provision for termination, gratuity

and compensation benefits of employees

(4,662

)

(5,700)

Amortization of goodwill and other intangible assets

(1,584

)

(5,569)

Amortization of debt and bonds issuance costs,

consent solicitation fees and discount (Notes 15 and 16)

(492

)

(1,052)

Others

(47,640

)

(29,573)

Net

7,003

210,812

Subsidiaries

(9,758

)

(19,390)

Net income tax expense (benefit) - deferred

(2,755

)

191,422

Income tax expense - net

575,414

625,968

13.

TAXES PAYABLE (continued)

The computation of the estimated income tax payable for the nine months ended September 30, 2008 and 2009 is as follows:

2008

2009

Income tax expense - current

Company

492,822

320,356

Subsidiaries

85,347

114,190

Total income tax expense - current

578,169

434,546

Less prepayments of income tax of the Company

Article 22

55,113

91,131

Article 23

4,565

2,749

Article 25

238,358

224,467

Total prepayments of income tax of the Company

298,036

318,347

Less prepayments of income tax of Subsidiaries

Article 22

374

2,186

Article 23

941

732

Article 25

52,045

106,391

Total prepayments of income tax of Subsidiaries

53,360

109,309

Total prepayments of income tax

351,396

427,656

Estimated income tax payable

Company

194,786

2,009

Subsidiaries

31,987

28,412

Total estimated income tax payable

226,773

30,421

Claims for tax refund (presented as part of “Prepaid Taxes”)

Subsidiaries

-

23,531

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 30% in 2008 and 28% in 2009 to the income before income tax and the net income tax expense as shown in the consolidated statements of income for the nine months ended September 30, 2008 and 2009 is as follows:

2008

2009

Income before income tax per consolidated statements

of income

2,070,716

2,115,326

Income tax expense at the applicable tax rate

621,215

592,291

Company’s equity in Subsidiaries’ income before income tax

and reversal of

inter-company consolidation eliminations

38,917

53,750

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

13.

TAXES PAYABLE (continued)

2008

2009

Tax effect on permanent differences

Assessment for income taxes and related penalties

3,132

15,496

Employee benefits

1,927

14,163

Donation

12,815

2,918

Representation and entertainment

4,682

1,904

Interest income already subjected to final tax

(107,839)

(39,862)

Others

(5,026)

(11,820)

 Adjustment due to tax audit and others      (70)  (2,872)

Valuation allowance adjustment

5,661

-

Income tax expense - net per consolidated statements of income

575,414

625,968

The tax effects of significant temporary differences between financial and tax reporting of the Company which are outstanding as of September 30, 2008 and 2009 are as follows:

2008

2009

Deferred tax assets

Accrual of employee benefits - net

223,332

213,877

Allowance for doubtful accounts

144,659

111,067

Allowance for decline in value of investment in associated

company and

other long-term investments

46,883

39,069

Pension cost

29,273

16,049

Allowance for decline in value of short-term investment

7,619

6,349

Total

451,766

386,411

Deferred tax liabilities

Property and equipment

1,699,122

1,696,102

Investments in subsidiaries/associated company - net of

amortization of goodwill and other intangible assets

231,806

196,921

Deferred debt and bonds issuance costs, consent solicitation fees and discount

4,736

1,753

Difference in transactions of equity changes in associated

company

1,752

1,460

Others

3,052

1,985

Total

1,940,468

1,898,221

Deferred tax liabilities - net

1,488,702

1,511,810

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

13.

TAXES PAYABLE (continued)

The breakdown by entity of the deferred tax assets and liabilities outstanding as of September 30, 2008 and 2009 is as follows:

       2008

2009

Deferred Tax

Deferred Tax

Deferred TaxDeferred Tax

Assets

Liabilities

Assets

Liabilities

Company

-

1,488,702

-

1,511,810

Subsidiaries

Lintasarta

75,806

-

75,952

-

IMM

 7,223

-

11,792

-

APE

723

-

162

-

SMT

12,988

-

-

825

ISP

-

-

-

330

SMM*

-

-

-

-

Total

96,740

1,488,702

87,906

1,512,965

* liquidated on June 30, 2009

The deferred tax assets of Lintasarta relate mainly to the deferred tax on the temporary difference in the recognition of depreciation of property and equipment.

The significant temporary differences on which deferred tax assets have been computed are not deductible for income tax purposes until the accrued employee benefits are paid, the doubtful accounts are written off,  the  allowance for decline in value of investment in associated  company and other long-term investments is realized upon sale of the investments and the pension cost is paid. The significant deferred tax liabilities relate to the differences in the book and tax bases of property and equipment, investments in subsidiaries/associated companies, and debt and bonds issuance costs, consent solicitation fees and discount.

A valuation allowance has been established for certain deferred tax assets of a subsidiary. This valuation allowance reduced tax assets to an amount which is probable to be realized.

In 2005, as a result of the corporate income tax audit for fiscal year 2003, the Company’s tax loss carryover as of December 31, 2003 amounting to Rp934,637 was adjusted by the Tax Office to become Rp501,179. On October 31, 2005, the Company submitted an objection letter to the Tax Office regarding the above tax correction. On October 13, 2006, the Company received Decision Letter No. KEP-1716/WPJ.07/BD.05/2006 from the DGT declining the Company’s appeal on the tax correction. On January 10, 2007, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the tax correction and thereafter received the decision in its favor. On July 4, 2008, the Company received Decision Letter No. KEP-00080/WPJ.19/KP.0303/2008 (KEP-00080) from the Tax Court accepting the Company’s objection on the correction of
2003 corporate income tax. On December 24, 2008, the Company received Decision Letter
No.KEP-539/WPJ.19/BD.05/2008 from the DGT regarding the increase of SKPLB for fiscal year 2004 amounting to Rp84,650, which amount is lower than the amount stated in KEP-00080 (Note 6). On January 21, 2009, the Company filed a lawsuit letter to the Tax Court regarding the additional request to increase the SKPLB for fiscal year 2004 as stated in KEP-00080. As of September 30, 2009, the Company has not yet received any response from the Tax Court on the lawsuit letter.

13.

TAXES PAYABLE (continued)

On December 4, 2006, the Company received SKPKB/STP from the DGT for the Company’s VAT for the periods January - March 2004 and August - October 2004 totalling Rp8,238 (including penalties and interest) and income tax articles 23 and 26 amounting to Rp8 and Rp60,493 (including penalties and interest), respectively, for fiscal year 2004 (Note 6). The Company accepted the SKPKB for income tax article 23 and VAT. On February 28, 2007, the Company submitted an objection letter to the Tax Office regarding the correction on income tax article 26. On February 18, 2008, the Company received Decision Letter No. KEP-0067/WPJ.19/BD.05/2008 from the DGT declining the Company’s appeal on the correction on income tax article 26 for fiscal year 2004. On May 14, 2008, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the tax correction. As of September 30, 2009, the Company has not yet received any decision from the Tax Court on such appeal.

On March 27, 2007, the Company received SKPKBs from the DGT for the Company’s income tax articles 23 and 26 amounting to Rp28,479 and Rp82,126 (including penalties and interest), respectively, for fiscal year 2005 (Note 6). The Company accepted a part of the correction of income tax article 23 amounting to Rp3,039 which was charged to operations in 2007. On June 22, 2007 and June 11, 2007, the Company submitted its objection letters to the Tax Office regarding the SKPKBs for income tax article 23 for the remaining tax corrections and article 26, respectively. On February 28, 2008, the Company received Decision Letter No. KEP-076/WPJ.19/BD.05/2008 from the DGT accepting the Company’s objection to the correction on income tax article 23 for fiscal year 2005 (Note 6). On June 4, 2008, the Company received Decision Letter No. 261/WPJ.19/BD.05/2008 from the DGT declining the Company’s objection to the tax correction on the 2005 income tax article 26. In addition, based on such Decision Letter, the Company was also charged for additional correction on income tax article 26 amounting to Rp940 (Note 6), which was accepted by the Company. On September 2, 2008, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the correction on the 2005 income tax article 26. As of September 30, 2009, the Company has not yet received any decision from the Tax Court for such appeal.

In September 2008, Law No. 7 Year 1983 regarding “Income Tax” was revised for the fourth time with the issuance of Law No. 36 Year 2008. The revised Law stipulates change in the corporate tax rates from progressive tax rates to a single rate of 28% for fiscal year 2009 and 25% for fiscal years 2010 onwards. The revised Law is effective starting January 1, 2009. The Companies recorded the effects resulting from the reduction in tax rates as a reduction of income tax expense amounting to Rp257,819 for the year ended December 31, 2008 and credits amounting to Rp292 to “Difference in transactions of equity changes in associated companies/subsidiaries” and Rp886 to “Difference in foreign currency translation”, which are presented under the Stockholders’ Equity section of the consolidated balance sheets.

On June 8, 2009, the Company received SKPKBs from the DGT for Satelindo’s 2002 and 2003 income tax articles 21, 23 and 4(2), and VAT totalling Rp28,960 (including penalties and interest), which were charged to current operations in 2009.

On June 8, 2009, the Company received SKPKB from the DGT for Satelindo’s 2003 corporate income tax amounting to Rp30,871 (including interest), which was charged to current operations in 2009.

On July 7, 2009, the Company paid all tax underpayments that resulted from the tax audit of Satelindo’s corporate income tax, income tax articles 4(2), 21, 23 and 26, and VAT for fiscal years 2002 and 2003 totalling Rp257,492.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

13.

TAXES PAYABLE (continued)

The tax losses carryover of SMT as of September 30, 2009 can be carried forward through 2014 based on the following schedule:

Year of Expiration

Amount

2011

14,190

2012

30,205

2013

26,660

2014

18,905

Total

89,960

14.

ACCRUED EXPENSES

This account consists of the following:

2008

2009

Interest

309,780

301,008

Network repairs and maintenance

331,909

239,836

Marketing

180,279

188,954

Radio frequency fee

255,592

175,116

Employee benefits

149,864

154,894

Dealer incentives

43,688

109,826

Utilities

10,395

108,154

Universal Service Obligation (“USO”)

37,968

55,842

Consultancy fees

38,157

46,639

General and administration

22,552

26,276

Concession fee

45,757

25,170

Outsourcing

29,858

15,666

Rental

34,225

11,676

Others (each below Rp20,000)

44,735

116,225

Total

1,534,759

1,575,282

15.

LOANS PAYABLE

This account consists of the following:

2008

2009

Related party (Note 25)

Mandiri - net of unamortized debt issuance cost and consent

solicitation fees of Rp4,146 in 2008 and Rp8,205 in 2009

1,795,854

2,591,795

Third parties - net of unamortized debt issuance cost and consent solicitation fees of Rp240,245 in 2008 and Rp260,900 in 2009;

unamortized debt discount of Rp33,235 in 2008 and

Rp27,440 in 2009

5,601,120

11,914,173

Total loans payable

7,396,974

14,505,968

Less current maturities:

Related party

200,000

400,000

Third parties

402,410

1,038,385

Total current maturities

602,410

1,438,385

Long-term portion

6,794,564

13,067,583

15.

LOANS PAYABLE (continued)

The details of the loan from Mandiri are as follows:

a.

Mandiri

•

Five-Year Unsecured Credit Facility

On September 18, 2007, the Company obtained a five-year unsecured credit facility from Mandiri amounting to Rp2,000,000 for the purchase of telecommunications equipment. The loan bears interest at (i) fixed annual rates for the first two years (9.75% on the first year and 10.5% on the second year), and (ii) floating rates for the remaining years based on the prevailing annual rate of  average 3-month JIBOR plus 1.5% per annum. The interest is payable quarterly. The repayment of the loan drawdowns will be made annually, as follows: (a) 10% of the total loan drawdowns in the 1st and 2nd years after the first drawdown, (b) 15% of the total loan drawdowns in the 3rd and 4th years after the first drawdown, and (c) 50% of the total loan drawdowns in the 5th year after the signing date of the agreement.

On September 27 and December 27, 2007, the Company made the first and second loan drawdowns totalling Rp2,000,000.

Voluntary early repayment (whole or any part of the loan) is permitted without penalty if the repayment is made after the 24th month from the date of the agreement subject to 7 days’ prior written notice. Repayment prior to the 24th month after the agreement date is allowed with penalty of 2% of the prepaid amount.

On September 27, 2008, the Company paid the first annual installment amounting to Rp200,000.

On March 23, 2009, the five-year unsecured credit facility agreement with Mandiri was amended on the basis of the consent letter received on the same date, which represents the outstanding principal amount of Rp1,800,000. The amendment included the changes in the definition of certain terms and the financial ratios required to be maintained.

On September 25, 2009, the Company paid the second annual installment amounting to Rp200,000.

•

Five-Year Unsecured Credit Facility

On July 28, 2009, the Company entered into a five-year unsecured credit facility agreement with Mandiri amounting to Rp1,000,000 for general corporate purposes. The loan bears interest at annual rate of average 3-month JIBOR plus 4.00% per annum. The interest is payable quarterly. The repayment of the loan will be made annually, as follows: (a) 10% of the loan in the 1st and 2nd years after the loan drawdown, (b) 15% of the loan in the 3rd and 4th years after the loan drawdown and (c) 50% of the loan in the 5th year after the signing date of the agreement.

On July 31, 2009, the Company drew down the full amount of the facility.

Voluntary early repayment (whole or any part of the loan) is permitted subject to 2% penalty of the prepaid amount.

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

15.

LOANS PAYABLE (continued)

The loans from third parties consist of the following:

2008

2009

Syndicated U.S. Dollar Loan Facility - net of unamortized debt issuance cost and consent solicitation fees of Rp47,313

        in 2008 and Rp48,752 in 2009              1,367,187             4,307,698

BCA - net of unamortized debt issuance cost and consent

solicitation fees of Rp4,146 in 2008 and Rp7,775 in 2009

1,795,854

3,092,225

HSBC France - net of unamortized debt issuance cost

and consent solicitation fees of Rp182,208 in 2008 and

Rp163,602 in 2009

915,767

1,769,311

Export Kredit Namnden, Sweden - net of unamortized debt

issuance cost of Rp34,259

-

1,309,343

Goldman Sachs International

Principal, net of unamortized debt discount of Rp33,235

in 2008 and Rp27,440 in 2009

401,065

406,860

Foreign Exchange (FX) Conversion Option

98,983

136,197

DBS* - net of unamortized debt issuance cost and consent

solicitation fees of Rp827 in 2008 and Rp1,303 in 2009

499,173

448,697

9-Year Commercial Loan - net of unamortized debt issuance

cost and consent solicitation fees of Rp4,142 in 2008 and

Rp3,976 in 2009

250,817

257,769

Finnish Export Credit Ltd. - net of unamortized debt issuance cost and consent solicitation fees of Rp1,609 in 2008 and

Rp1,233 in 2009

213,395

145,918

Investment Credit Facility 5 from CIMB Niaga

49,933

29,933

Investment Credit Facility 6 from CIMB Niaga

-

10,222

Investment Credit Facility 4 from CIMB Niaga

8,946

-

Total

5,601,120

11,914,173

Less current maturities

402,410

1,038,385

Long-term portion

5,198,710

10,875,788

* no longer a related party since June 6, 2008 (Note 18)

b.

Syndicated U.S. Dollar Loan Facility - 13 Financial Institutions

On June 12, 2008, the Company entered into a five-year unsecured credit facility agreement with 13 financial institutions (including ING Bank N.V. and DBS Bank Ltd. as the trustees) in the total amount of US$450,000. The loan proceeds shall be used to finance the Company’s (i) capital expenditure, (ii) purchase of a portion of its Guaranteed Notes Due 2010 and/or Guaranteed Notes 2012, and/or (iii) general working capital requirements. The loan bears interest at floating rates based on U.S. dollar LIBOR plus margin (1.9% per annum for onshore lenders and 1.85% per annum for offshore lenders), which is payable semi-annually.

The repayment of the loan drawdowns will be made semi-annually, as follows: (a) 25% of the total loan drawdowns in 3rd year after the signing date of the agreement (first repayment date), (b) 24% of the total loan drawdowns in 6th month after the first repayment date, (c) 8% each of the total loan drawdowns in 12th and 18th months after the first repayment date, and (d) 35% of the total loan drawdowns in 24th month after the first repayment date.

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

15.

LOANS PAYABLE (continued)

b.

Syndicated U.S. Dollar Loan Facility - 13 Financial Institutions (continued)

Voluntary early repayment is permitted only after the 6th month from the date of loan agreement subject to 15 days’ prior written notice. The Company may repay the whole or any part of the loan before the due dates (in the minimum amount of US$10,000 and divisible by US$1,000).

On September 26 and October 30, 2008, the Company received the first and second drawdowns from this credit facility totalling US$450,000 (equivalent to Rp4,704,650).

On February 24, 2009, the Company amended the Syndicated U.S. Dollar Loan Facility based on the consent letter received on February 19, 2009 from DBS Bank Ltd., which covers the consent provided by a majority of the 13 financial institutions to which is owed the aggregate principal amount of US$405,000 or 90% of the outstanding loan. The amendment included the changes in the definition of certain terms and the financial ratios required to be maintained.

c.

BCA

•

Five-Year Unsecured Credit Facility

On August 28, 2007, the Company obtained a five-year unsecured credit facility from BCA amounting to Rp1,600,000 for the repayment of Syndicated Loan Facility 2 and the purchase of telecommunications equipment. The loan bears interest at (i) fixed annual rates for the first two years (9.75% on the first year and 10.5% on the second year), and (ii) floating rates for the remaining years based on the prevailing annual rate of  3-month JIBOR plus 1.5% per annum. On September 20, 2007, the Company obtained additional credit facility of Rp400,000. As a result, the credit facility has become Rp2,000,000. The interest is payable quarterly. The repayment of the loan drawdowns will be made annually, as follows: (a) 10% each of the total loan drawdowns in the 1st and 2nd years after the first drawdown, (b) 15% each of the total loan drawdowns in the 3rd and 4th years after the first drawdown, and (c) 50% of the total loan drawdowns in the 5th year after the first drawdown.

On September 27, October 26 and December 27, 2007, the Company made the first, second and third loan drawdowns totalling Rp2,000,000.

Voluntary early repayment (whole or any part of the loan) is permitted without penalty if the repayment is made after the 24th month from the date of the agreement subject to 7 days’ prior written notice. Repayment prior to the 24th month after the agreement is allowed with penalty of 2% of the prepaid amount.

On September 27, 2008, the Company paid the first annual installment amounting to Rp200,000.

On September 25, 2009, the Company paid the second annual installment amounting to Rp200,000.

•

Three-Year Unsecured Credit Facility

On September 17, 2008, the Company entered into a three-year unsecured credit facility agreement with BCA amounting to Rp500,000 for the refinancing and/or purchase of telecommunications equipment. The loan bears interest at 3-month JIBOR plus 2.25% per annum. The repayment of the loan drawdowns will be made annually, as follows: (a) 20% of the total loan drawdowns in the first year, (b) 30% of the total loan drawdowns in the second year, and (c) 50% of the total loan drawdowns in the third year.

On March 16, 2009, the Company made the loan drawdown amounting to Rp500,000.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

15.

LOANS PAYABLE (continued)

c.

BCA (continued)

•

Three-Year Unsecured Credit Facility (continued)

Voluntary early repayment (whole or any part of the loan) is permitted with penalty of 1% of the prepaid amount.

On February 12, 2009, the Company amended its five-year and three-year BCA credit facility agreements based on the consent letter received on February 6, 2009, which represents the outstanding principal amounts of Rp1,800,000 and Rp500,000, respectively. The amendment included the changes in the definition of certain terms and the financial ratios required to be maintained.

•

Five-Year Unsecured Credit Facility

On June 8, 2009, the Company entered into a five-year unsecured credit facility agreement with BCA amounting to Rp1,000,000 for the refinancing and/or procurement of telecommunications equipment. The loan bears interest at 3-month JIBOR plus 4.00% per annum. The repayment of the loan drawdowns will be made annually, as follows: (a) 10% of the total loan drawdowns in the first and second years, (b) 15% of the total loan drawdowns in the third and fourth years, and (c) 50% of the total loan drawdowns in the fifth year.

On June 25, 2009, the Company made the loan drawdown amounting to Rp1,000,000.

Voluntary early repayment (whole or any part of the loan) is permitted subject to 1% penalty of the prepaid amount, except for prepayment to refinance this credit facility.

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

d.   HSBC France

On November 27, 2007, the Company entered into an unsecured facility agreement with HSBC France relating to:

•

12-year COFACE Term Facility Agreement (”COFACE Facility”)

This facility amounts to US$157,243 to be used to finance the payment of 85% of the French Content under the Palapa D Satellite Contract plus 100% of the COFACE Premium. The loan bears interest at the fixed annual rate of 5.69% which is payable semi-annually. The total loan outstanding after the availability period shall be repaid in twenty semi-annual installments. The semi-annual repayment of the principal will start six months after the earlier of (a) date of successful completion of the Satellite In-Orbit Acceptance Review under the Palapa D Satellite Contract and (b) September 29, 2009.

As of September 30, 2009, the Company has already drawn from this credit facility the amount of US$155,460.44 (equivalent to Rp1,505,013).

•

12-year SINOSURE Term Facility Agreement (”SINOSURE Facility”)

This facility amounts to US$44,200 to be used to finance the payment of 85% of the Launch Service Contract.  The loan bears interest at floating rates based on U.S. dollar LIBOR plus 0.35% per annum, which is payable semi-annually. The total loan outstanding after the availability period shall be repaid in twenty semi-annual installments. The semi-annual repayment of the principal will start six months after the earlier of (a) date of successful completion of the Satellite In-Orbit Acceptance Review under the Palapa D Satellite Contract and (b) September 29, 2009.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

15.

LOANS PAYABLE (continued)

d.   HSBC France (continued)

•

12-year SINOSURE Term Facility Agreement (”SINOSURE Facility”) (continued)

As of September 30, 2009, the Company has already drawn from this credit facility the amount of US$44,200.00 (equivalent to Rp427,900).

Based on the credit facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

On March 18, 2009, the Company amended the COFACE Facility and SINOSURE Facility agreements with HSBC France based on two consent letters received on March 11, 2009, which represent the outstanding principal amounts of US$157,243 and US$44,200, respectively. The amendment included the changes in the definition of certain terms and the financial ratios required to be maintained.

e.   Export Kredit Namnden (“EKN”), Sweden

On August 18, 2009, the Company obtained an export credit facility from EKN, Sweden totaling US$315,000 at maximum for the purchase of Ericsson telecommunication equipment, with HSBC, Hong Kong Branch and ABN-AMRO Bank N.V., Hong Kong Branch as the arrangers and HSBC Bank PLC, London, United Kingdom as the facility agent.

This credit facility consists of Facility A, B and C amounting to US$100,000, US$155,000 and US$60,000, respectively. Each facility bears interest at certain rate per annum as determined in the agreement and the related interest is payable semi-annually until respective maturity date. Each facility will mature on May 31, 2016, February 28, 2017 and November 30, 2017, respectively.

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

As of September 30, 2009, the Company has already drawn from this credit facility the amount of US$138,787.50 (equivalent to Rp1,343,602).

f.

Goldman Sachs International (“GSI”)

On May 30, 2007, the Company received from GSI a loan amounting to Rp434,300 which was received in U.S. dollar amounting to US$50,000 for financing the purchase of telecommunications equipment. The loan will mature on May 30, 2013. The loan bears interest at the fixed annual rate of 8.75% applied on the Rp434,300, which is payable quarterly every February 28, May 30, August 30 and November 30 commencing on August 30, 2007 up to May 30, 2012.

The loan agreement provides an option for GSI to convert the loan payable into a U.S. dollar loan of US$50,000 on May 30, 2012 (“FX Conversion Option”). The fair value of the FX Conversion Option as of September 30, 2008 and 2009 amounted to US$10,496.63 and US$14,068.44 (equivalent to Rp98,983 and Rp136,197), respectively. If GSI takes such option, starting May 30, 2012, the loan will bear interest at the fixed annual rate of 6.45% applied on the US$50,000 principal and both U.S. dollar principal and interest thereon will be due on May 30, 2013.

Based on the loan agreement, the Company is required to notify GSI regarding the following events which can result in loan termination, such as (i) certain changes affecting withholding taxes in the United Kingdom or Indonesia, (ii) default under Guaranteed Notes due 2012 (Note 16), (iii) default under the Company’s USD Notes and IDR Bonds (Note 16), (iv) redemption, purchase or cancellation of the Guaranteed Notes Due 2012 (Note 16) and there are no USD Indosat Notes outstanding upon such redemption, purchase or cancellation, and (v) change of control in the Company.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

15.

LOANS PAYABLE (continued)

f.

Goldman Sachs International (“GSI”) (continued)

On June 24, 2008, the Company received a waiver letter from GSI affirming that it will not terminate the loan due to the change of control in the Company (Note 18).

g.

DBS

On November 1, 2007, the Company obtained a five-year unsecured credit facility from DBS with a maximum amount of Rp500,000 for capital expenditure and general corporate purposes. The loan bears interest at (i) fixed annual rates for the first two years (9.7% in the first year and 10.4% in the second year), and (ii) floating rates for the remaining years based on prevailing annual interest rate of 3-month Certificates of Bank Indonesia plus 1.5% per annum. The interest is payable quarterly.  The repayment of the loan drawdowns will be made annually, as follows: (a) 10% each of the total loan drawdowns in the 1st and 2nd years after the first drawdown, (b) 15% each of the total loan drawdowns in the 3rd and 4th years after the first drawdown, and (c) 50% of the total loan drawdowns in the 5th year after the signing date of the agreement.

On January 31, 2008, the Company drew down the full amount of the facility.

Based on the credit facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Voluntary early repayment is permitted on each interest payment date without penalty if the repayment is made after the 24th month from the date of the first drawdown subject to 15 days’ prior written notice. Repayment prior to the 24th month after the agreement date is allowed with penalty of 1% of the prepaid amount.

On January 30, 2009, the Company paid the first annual installment amounting to Rp50,000.

On March 25, 2009, the Company amended its five-year unsecured credit facility agreement with DBS based on the consent letter received on February 27, 2009, which represents the outstanding principal amount of Rp500,000. The amendment included the changes in the definition of certain terms and the financial ratios required to be maintained.

h.

9-Year Commercial Facility with HSBC Jakarta Branch, PT Bank Lippo Tbk and Bank of China Limited, Jakarta Branch

On November 27, 2007, the Company entered into an unsecured facility agreement with HSBC Jakarta Branch as the arranger and HSBC Limited, Hong Kong as the facility agent, relating to a
9-year Commercial Facility Agreement amounting to US$27,037 from HSBC Jakarta Branch to finance the construction and launch of the satellite and the payment of the SINOSURE Premium in connection with the SINOSURE Facility (Note 15d). The loan bears interest at floating rates based on U.S. dollar LIBOR plus 1.45% per annum, which is payable semi-annually.

The repayment of the loan shall be made in fifteen semi-annual installments starting 24 months from the date of the loan agreement. For the 1st five installments, the Company will repay US$1,351.85 each and US$2,027.78 for the remaining installments thereafter.

The agreement also stipulates that HSBC Jakarta Branch may assign any of its rights or transfer any of its rights and obligations as provided in the agreement to another bank or financial institution. On March 10, 2008, HSBC Jakarta Branch transferred such rights and obligations to CIMB Niaga and Bank of China Limited, Jakarta Branch.

On April 1, 2008, the Company received the full drawdown from the 9-year Commercial Facility. The drawdown consisted of US$13,537 (equivalent to Rp124,527) from HSBC Jakarta Branch, US$10,000 (equivalent to Rp91,990) from CIMB Niaga and US$3,500 (equivalent to Rp32,197) from Bank of China Limited, Jakarta Branch.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

15.

LOANS PAYABLE (continued)

h.

9-Year Commercial Facility with HSBC Jakarta Branch, PT Bank Lippo Tbk and Bank of China Limited, Jakarta Branch (continued)

Based on the facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

On March 18, 2009, the Company amended its 9-Year Commercial Facility based on the consent letter received on March 5, 2009 from HSBC Limited, Hong Kong which represents the aggregate principal amount of US$17,057 or 63% of the outstanding loan. The amendment included the changes in the definition of certain terms and the financial ratios required to be maintained.

i.   Finnish Export Credit Ltd. (“FEC”)

On May 12, 2006, the Company obtained a credit facility from FEC amounting to US$38,000, with ABN-AMRO Bank N.V., Jakarta Branch as the arranger and ABN-AMRO Bank N.V., Stockholm Branch as the facility agent, to be used for the purchase of telecommunications equipment. The loan bears interest at the fixed annual rate of 4.15%. The loan, together with the related interest, is payable semi-annually until May 12, 2011.

Voluntary early repayment is permitted only after 60 days from the date of the loan agreement subject to 15 days’ prior written notice. The Company may repay the whole or any part of the loan before the due dates (in the minimum amount of US$10,000 and divisible by US$1,000).

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

On March 20, 2009, the Company amended its credit facility agreement with FEC based on the consent letter received on February 27, 2009 from ABN-AMRO N.V., Stockholm Branch, which represents the outstanding principal amount of US$19,000. The amendment included the changes in the definition of certain terms and the financial ratios required to be maintained.

j.

Investment Credit Facility 5 from CIMB Niaga

On July 10, 2007, Lintasarta obtained a credit facility from CIMB Niaga amounting to Rp50,000 for the purchase of telecommunications equipment, computers and other supporting facilities. The loan bears interest at the prevailing annual rate of 1-month Certificate of Bank Indonesia plus 2.25% per annum. The quarterly repayment of the principal started on October 10, 2008, at Rp5,000 each quarter up to January 10, 2011. Lintasarta has already drawn the full amount of this credit facility.

The loan is collateralized by all equipment (Note 9) purchased from the proceeds of the credit facility. The loan also has the same restrictive covenants as the Investment Credit Facilities 4 and 6 from CIMB Niaga.

k.

Investment Credit Facility 6 from CIMB Niaga

On February 24, 2009, Lintasarta obtained a loan from a credit facility from CIMB Niaga for the purchase of telecommunications equipment, computers and other supporting facilities amounting to Rp75,000. The loan bears interest at the fixed annual rate of 14.5%. The quarterly repayment of the principal amount of Rp7,500 will start on March 24, 2010 up to June 24, 2012.    As of September 30, 2009, Lintasarta has already drawn from this credit facility the amount of Rp10,222.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

15.

LOANS PAYABLE (continued)

k.

Investment Credit Facility 6 from CIMB Niaga (continued)

The loan is collateralized by all equipment (Note 9) purchased from the proceeds of the credit facility. The loan also has the same restrictive covenants as the Investment Credit Facilities 4 and 5 from CIMB Niaga.

l.

Investment Credit Facility 4 from CIMB Niaga

On August 29, 2005, Lintasarta obtained a credit facility from CIMB Niaga amounting to Rp45,000 for the purchase of telecommunications equipment, computers and other supporting facilities. The loan bore interest at the prevailing annual rate of 3-month Certificates of Bank Indonesia plus 3% per annum. The quarterly repayment of the principal started on November 29, 2006 at Rp4,500 and in February 2009, the final installment was paid.

The loan was collateralized by all equipment (Note 9) purchased from the proceeds of the credit facility and trade accounts receivable from frame relay (Note 5).

The loan also had the same restrictive covenants as the Investment Credit Facilities 5 and 6 from CIMB Niaga, which include prior written approval from CIMB Niaga for new debts obtained by Lintasarta.

The scheduled principal payments from 2010 to 2014 and thereafter of all the loans payable as of September 30, 2009 are as follows:

Twelve months ending September 30,

  2014 and

        2010

   2011

2012

2013

  thereafter        Total

BCA

500,000

550,000

1,400,000

150,000500,0003,100,000

Mandiri

400,000

400,000

1,150,000

150,000500,0002,600,000

DBS

50,000

75,000

75,000

250,000

-450,000

GSI

-

-

-

434,300

-434,300

CIMB Niaga

30,222

             9,933

-

-

-

40,155

Sub-total

980,222

1,034,933

2,625,000

984,300

1,000,0006,624,455

In U.S. dollar

Syndicated U.S. Dollar

   Loan facility

   (US$450,000)

-

1,089,112

1,394,064

1,873,274

-

4,356,450

HSBC France

   (US$199,660.44)

193,291

193,291

193,291

193,2911,159,7491,932,913

EKN, Sweden

(US$138,787.50)

165,122

191,943

191,943

191,943602,651

1,343,602

9-Year Commercial

   Facility (US$27,037)

26,175

26,175

32,718

39,262

137,415

261,745

FEC (US$15,200)

73,575

73,576

-

-

-147,151

GSI (US$14,068.44)

-

-

-

136,197

-136,197

Sub-total

458,163

1,574,097

1,812,016

2,433,967

     1,899,815

          8,178,058

Total

1,438,385

2,609,030

4,437,016

3,418,267

2,899,815

14,802,513

Less:

- unamortized debt issuance costs and consent solicitation fees

       (269,105)

- unamortized debt discount

         (27,440)

Net

14,505,968

The amortization of debt issuance, discount and consent solicitation fees on the loans for the nine months ended September 30, 2008 and 2009 amounted to Rp9,867 and Rp21,819, respectively (Note 23).

As of September 30, 2008 and 2009, the Companies have fulfilled all financial ratios as required in loan agreements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE

This account consists of the following:

2008

2009

Fifth Indosat Bonds in Year 2007 with Fixed Rates - net of

unamortized bonds issuance cost and consent solicitation fees of

Rp7,125 in 2008 and

 Rp13,204 in 2009

2,592,875

2,586,796

Guaranteed Notes Due 2010 - net of unamortized notes issuance cost of Rp10,145 in 2008

and Rp4,678 in 2009

2,203,519

2,267,908

Sixth Indosat Bonds in Year 2008 with Fixed Rates - net of

unamortized bonds issuance cost and consent solicitation

fees of Rp4,428 in 2008 and Rp7,434 in 2009

1,075,572

1,072,566

Guaranteed Notes Due 2012 - net of unamortized notes discount of Rp9,685 in 2008 and Rp3,375 in 2009; and unamortized

notes issuance cost of Rp20,313 in 2008 and Rp7,064 in 2009

1,001,738

1,048,759

Fourth Indosat Bonds in Year 2005 with Fixed Rate - net of

unamortized bonds issuance cost and consent solicitation

fees of Rp4,780 in 2008

and Rp4,669 in 2009

810,220

810,331

Third Indosat Bonds in Year 2003 with Fixed Rates - net of

unamortized

bonds issuance cost and consent

solicitation fees of Rp3,400 in 2008

and Rp2,679 in 2009

2,496,600

637,321

Indosat Sukuk Ijarah III in Year 2008 - net of unamortized bonds issuance cost and consent solicitation fees of Rp2,332 in 2008 and Rp3,830 in 2009

567,668

566,170

Indosat Sukuk Ijarah II in Year 2007 - net of unamortized bonds issuance cost and consent solicitation fees of Rp1,077 in 2008 and Rp1,955 in 2009

398,923

398,045

Indosat Syari’ah Ijarah Bonds in Year 2005 - net of unamortized bonds issuance cost and consent solicitation fees of

Rp1,694 in 2008 and Rp1,648 in 2009

283,306

283,352

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

- net of unamortized consent solicitation fees of Rp656 in 2009

200,000

199,344

Limited Bonds II issued by Lintasarta*

31,150

25,000

Limited Bonds I issued by Lintasarta**

25,292

16,989

Total bonds payable

11,686,863

9,912,581

Less current maturities

1,916,442

-

Long-term portion

9,770,421

9,912,581

*

after elimination of Limited Bonds II amounting to Rp35,000 issued to the Company

**

after elimination of Limited Bonds I amounting to Rp9,564 issued to the Company

Fifth Indosat Bonds in Year 2007 with Fixed Rates

On May 29, 2007, the Company issued its Fifth Indosat Bonds in Year 2007 with Fixed Rates (“Fifth Indosat Bonds”), with BRI as the trustee as covered under a Trustee Agreement. The bonds have a total face value of Rp2,600,000. The bonds consist of two series:

•

Series A bonds amounting to Rp1,230,000 which bear interest at the fixed rate of 10.20% per annum starting May 29, 2007. These bonds will mature on May 29, 2014.

•

Series B bonds amounting to Rp1,370,000 which bear interest at the fixed rate of 10.65% per annum starting May 29, 2007. These bonds will mature on May 29, 2017.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

Fifth Indosat Bonds in Year 2007 with Fixed Rates (continued)

The bonds will mature before the maturity dates if, after the 1st anniversary of the bonds, the Company exercises its option to buy back part or all of the bonds at market price temporarily or as an early settlement.

PT Kustodian Sentral Efek Indonesia (“KSEI”), acting as payment agent, shall pay interest on the bonds, as follows:

Series A

:

starting August 29, 2007 and every quarter thereafter up to May 29, 2014

Series B

:

starting August 29, 2007 and every quarter thereafter up to May 29, 2017.

The Company received the proceeds of the bonds on May 31, 2007.

The net proceeds, after deducting the underwriting fee and offering expenses, were used for capital expenditure to expand the Company’s cellular network.

Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the latest rating report released in September 2009, the bonds have idAA+ (negative outlook) rating from PT Pemeringkat Efek Indonesia (“Pefindo”).

Based on the minutes of the General Meeting of Bondholders (“RUPO”) dated March 24, 2009, the bondholders of the Fifth Indosat Bonds agreed to amend the Trustee Agreement related to the changes in the definition of certain terms and the financial ratios required to be maintained.

Guaranteed Notes Due 2010

In October 2003, the Company, through IFB, issued Guaranteed Notes Due 2010 with fixed rate and with a total face value of US$300,000. The notes bear interest at the fixed rate of 7.75% per annum payable in semi-annual installments on May 5 and November 5 of each year, commencing on   May 5, 2004. The notes will mature on November 5, 2010.

The notes are redeemable at the option of IFB, in whole or in part, at any time on or after
November 5, 2008. The notes are redeemable at prices equal to 103.8750%, 101.9375% and 100.0000% of the principal amount during the 12-month period commencing on November 5 of 2008, 2009 and 2010, respectively. In addition, prior to November 5, 2006, IFB may redeem up to a maximum of 35% of the original aggregate principal amount, with the proceeds of one or more public equity offerings of the Company, at a price equal to 107.75% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. The notes are also redeemable at the option of IFB, in whole but not in part, at any time, at a price equal to 103.5625% of the principal amount thereof, plus any accrued and unpaid interest and additional amounts to the date of redemption, in the event of certain changes affecting withholding taxes in Indonesia and the Netherlands that would require IFB or the Company to pay an additional amount in respect of any note in excess of certain amounts. Upon a change in control of IFB (including sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of IFB’s assets), the holder of the notes has the right to require IFB to repurchase all or any part of such holder’s notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

Guaranteed Notes Due 2010 (continued)

The net proceeds, after deducting the underwriting fee and offering expenses, were received on November 5, 2003 and used primarily to repay a portion of Indosat’s (including Satelindo’s and IM3’s) outstanding indebtedness amounting to Rp1,500,000 and US$447,500.

Based on the notes indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The notes are unconditionally and irrevocably guaranteed by the Company.

On January 11, 2006, IFB released the solicitation relating to the outstanding notes. The primary purpose of the solicitation was to modify certain covenants under the indenture of the notes to conform with the terms in the indenture of Guaranteed Notes Due 2012. The amendment to the indenture included, among others, the change in the limit of the permitted debt that could be incurred by IFB and Lintasarta, and IFB’s ability to incur new debt.

On January 24, 2006, IFB received consents from holders of the notes representing an aggregate principal amount of US$239,526 or 79.842% of the outstanding notes.

On July 22, 2008, IFB announced the Change of Control Offer to all holders of the notes (Note 18). This offer was to purchase the notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest up to the date of settlement and any additional amounts. Such offer expired on September 17, 2008. The bondholders exercised their rights that required IFB to repurchase all or any part of such holders’ notes.

On September 19, 2008, IFB paid a total of US$67,805 (equivalent to Rp642,109) for the purchased portion of the notes with a total principal amount of US$65,253 (equivalent to Rp617,946) at a price equal to 101% of the principal amount purchased, plus the accrued and unpaid interest up to settlement date and other additional expenses.

Based on the latest rating report (released in March and September 2009), the notes currently have BB and Ba1 ratings from Standard & Poor’s (“S&P”) and Moody’s Investors Service (“Moody’s”), respectively.

Sixth Indosat Bonds in Year 2008 with Fixed Rates

On April 9, 2008, the Company issued its Sixth Indosat Bonds in Year 2008 with Fixed Rates (“Sixth Indosat Bonds”), with BRI as the trustee as covered under a Trustee Agreement. The bonds have a total face value of Rp1,080,000. The bonds consist of two series:

•

Series A bonds amounting to Rp760,000 which bear interest at the fixed rate of 10.25% per annum starting April 9, 2008. These bonds will mature on April 9, 2013.

•

Series B bonds amounting to Rp320,000 which bear interest at the fixed rate of 10.80% per annum starting April 9, 2008. These bonds will mature on April 9, 2015.

The bonds will mature before the maturity dates if, after the 1st anniversary of the bonds, the Company exercises its option to buy back part or all of the bonds at market price temporarily or as an early settlement.

KSEI, acting as payment agent, shall pay interest on the bonds, as follows:

Series A

:

starting July 9, 2008 and every quarter thereafter up to April 9, 2013

Series B

:

starting July 9, 2008 and every quarter thereafter up to April 9, 2015.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

Sixth Indosat Bonds in Year 2008 with Fixed Rates (continued)

The Company received the proceeds of the bonds on April 9, 2008.

The net proceeds, after deducting the underwriting fee and offering expenses, were used for capital expenditure to expand the Company’s cellular network.

Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the latest rating report (released in September 2009), the bonds have idAA+ (negative outlook) rating from Pefindo.

Based on the minutes of the RUPO dated March 24, 2009, the holders of the Sixth Indosat Bonds agreed to amend the Trustee Agreement related to the changes in the definition of certain terms and the financial ratios required to be maintained.

Guaranteed Notes Due 2012

On June 22, 2005, the Company, through IIFB, issued Guaranteed Notes Due 2012 with fixed rate and with a total face value of US$250,000. The notes were issued at 99.323% of their principal amount. The notes bear interest at the fixed rate of 7.125% per annum payable in semi-annual installments due on June 22 and December 22 of each year, commencing December 22, 2005. The notes will mature on June 22, 2012.

The notes will be redeemable at the option of IIFB, in whole or in part, at any time on or after
June 22, 2010 at prices equal to 103.5625%, 101.7813% and 100.0000% of the principal amount during the 12-month period commencing June 22, 2010, 2011 and 2012, respectively, plus accrued and unpaid interest and additional amounts, if any. In addition, prior to June 22, 2008, IIFB may redeem up to a maximum of 35% of the original aggregate principal amount, with the proceeds of one or more public equity offerings of the Company, at a price equal to 107.125% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. The notes are also redeemable at the option of IIFB, in whole but not in part, at any time, at a price equal to 103.5625% of the principal amount thereof, plus any accrued and unpaid interest and additional amounts to the date of redemption, in the event of certain changes affecting withholding taxes in Indonesia and the Netherlands that would require IIFB or the Company to pay an additional amount in respect of any note in excess of certain amounts. Upon a change in control of IIFB (including sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of IIFB’s assets), the holder of the notes has the right to require IIFB to repurchase all or any part of such holder’s notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date.

The net proceeds, after deducting the underwriting fee and offering expenses, were received on      June 23, 2005 and used for general corporate purposes, including capital expenditures.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

Guaranteed Notes Due 2012 (continued)

Based on the notes indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The notes are unconditionally and irrevocably guaranteed by the Company.

On July 22, 2008, IIFB announced the Change of Control Offer to all holders of the notes
(Note 18). This offer was to purchase the notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest up to the date of settlement and any additional amounts. Such offer expired on September 17, 2008. The bondholders exercised their rights that required IIFB to repurchase all or any part of such holders’ notes.

On September 19, 2008, IIFB paid a total of US$144,441 (equivalent to Rp1,367,858) for the purchased portion of the notes with a total principal amount of US$140,590 (equivalent to Rp1,331,387) at a price equal to 101% of the principal amount purchased, plus the accrued and unpaid interest up to settlement date and other additional expenses.

Based on the latest rating report (released in March and September 2009), the notes have BB and Ba1 ratings from S&P and Moody’s, respectively.

Fourth Indosat Bonds in Year 2005 with Fixed Rate

On June 21, 2005, the Company issued its Fourth Indosat Bonds in Year 2005 with Fixed Rate (“Fourth Indosat Bonds”), with BRI as the trustee as covered under a Trustee Agreement. The bonds have a total face value of Rp815,000 in Rp50 denomination. The bonds bear interest at the fixed rate of 12% per annum, payable on a quarterly basis. The bonds will mature on June 21, 2011.

The bonds will mature before maturity date if the Company exercises the following options:

•

Early Settlement Option

:

the Company has the right to make early payment for all the bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value.

•

Buy-back Option

:

after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price temporarily or as an early settlement.

The proceeds of the bonds were used for capital expenditure to expand the Company’s cellular network.

Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the latest rating report (released in September 2009), the bonds have idAA+ (negative outlook) rating from Pefindo.

Based on the minutes of the RUPO dated March 24, 2009, the holders of the Fourth Indosat Bonds agreed to amend the Trustee Agreement related to the changes in the definition of certain terms and the financial ratios required to be maintained.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

Third Indosat Bonds in Year 2003 with Fixed Rates

On October 15, 2003, the Company issued at face value its Third Indosat Bonds in the Year 2003 with Fixed Rates (“Third Indosat Bonds”), with BRI as the trustee as covered under a Trustee Agreement. The bonds have a total face value of Rp2,500,000 in Rp50 denomination. The bonds consist of two series:

•

Series A bonds amounting to Rp1,860,000 which bear interest at the fixed rate of 12.5% per annum for 5 years starting October 22, 2003.

•

Series B bonds amounting to Rp640,000 which bear interest at the fixed rate of 12.875% per annum for 7 years starting October 22, 2003.

The bonds will mature if the Company exercises the following options:

•

Early Settlement Option

:

the Company has the right to make early payment for all the Series A bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value. The Company has also the right to make early payment for all the Series B bonds on the 4th and 6th anniversaries of the bonds at 100% of the bonds’ nominal value.

•

Buy-back Option

:

after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price temporarily or as an early settlement.

KSEI, acting as payment agent, pays interest on the bonds, as follows:

Series A

:

starting January 22, 2004 and every quarter thereafter up to October 22, 2008

Series B

:

starting January 22, 2004 and every quarter thereafter up to October 22, 2010.

The proceeds of the bonds were used as capital injection to Satelindo which, in turn, used the proceeds to repay its debts and Guaranteed Floating Rate Bonds.

Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

On October 21, 2008, the Company paid in full the series A bonds amounting to Rp1,860,000.

Based on the latest rating report released in September 2009, the series B bonds have idAA+ (stable outlook) rating from Pefindo.

Based on the minutes of the RUPO dated March 24, 2009, the holders of the Third Indosat Bonds agreed to amend the Trustee Agreement related to the changes in the definition of certain terms and the financial ratios required to be maintained.

Indosat Sukuk Ijarah III in Year 2008 (“Sukuk Ijarah III”)

On April 9, 2008, the Company issued its Sukuk Ijarah III, with BRI as the trustee as covered under a Trustee Agreement. The bonds have a total face value of Rp570,000. The bonds will mature on
April 9, 2013.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

Indosat Sukuk Ijarah III in Year 2008 (“Sukuk Ijarah III”) (continued)

The bonds will mature before maturity date if, after the 1st anniversary of the bonds, the Company exercises its option to buy back part or all of the bonds at market price.

Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp58,425, payable on a quarterly basis starting July 9, 2008 up to April 9, 2013.

The proceeds of the bonds were used for capital expenditure to expand the Company’s cellular network.

The Company received the proceeds of the bonds on April 9, 2008.

Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the latest rating report released in September 2009, the bonds have idAA(sy)+ (negative outlook) rating from Pefindo.

Based on the minutes of the RUPO dated March 24, 2009, the holders of Indosat Sukuk Ijarah III agreed to amend the Trustee Agreement related to the changes in the definition of certain terms and the financial ratios required to be maintained.

Indosat Sukuk Ijarah II in Year 2007 (“Sukuk Ijarah II”)

On May 29, 2007, the Company issued its Sukuk Ijarah II, with BRI as the trustee as covered under a Trustee Agreement. The bonds have a total face value of Rp400,000. The bonds will mature on May 29, 2014.

The bonds will mature before maturity date if, after the 1st anniversary of the bonds, the Company exercises its option to buy back part or all of the bonds at market price.

Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp40,800, payable on a quarterly basis starting August 29, 2007 up to May 29, 2014.

The proceeds of the bonds were used for capital expenditure to expand the Company’s cellular network.

The Company received the proceeds of the bonds on May 31, 2007.

Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the latest rating report released in September 2009, the bonds have idAA(sy)+ (negative outlook) rating from Pefindo.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

Indosat Sukuk Ijarah II in Year 2007 (“Sukuk Ijarah II”) (continued)

Based on the minutes of the RUPO dated March 24, 2009, the holders of Indosat Sukuk Ijarah II agreed to amend the Trustee Agreement related to the changes in the definition of certain terms and the financial ratios required to be maintained.

Indosat Syari’ah Ijarah Bonds in Year 2005 (“Syari’ah Ijarah Bonds”)

On June 21, 2005, the Company issued its Syari’ah Ijarah Bonds, with BRI as the trustee as covered under a Trustee Agreement. The bonds have a total face value of Rp285,000 in Rp50 denomination. The bonds will mature on June 21, 2011.

Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp34,200, payable on a quarterly basis starting September 21, 2005 up to June 21, 2011.

The bonds will mature before maturity date if the Company exercises the following options:

•

Early Settlement Option

:

the Company has the right to make early payment for all the bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value.

•

Buy-back Option

:

after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price temporarily or as an early settlement.

The proceeds of the bonds were used for capital expenditure to expand the Company’s cellular network. Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the latest rating report released in September 2009, the bonds have idAA(sy)+ (negative outlook) rating from Pefindo.

Based on the minutes of the RUPO dated March 24, 2009, the holders of Indosat Syariah Ijarah Bonds agreed to amend the Trustee Agreement related to the changes in the definition of certain terms and the financial ratios required to be maintained.

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

On November 6, 2002, the Company issued its Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (“Second Indosat Bonds”), with BRI as the trustee as covered under a Trustee Agreement. The bonds were issued in three series. The Series A and Series C bonds matured on November 6, 2007.

The Series B bonds which amount to Rp200,000 bear interest at the fixed rate of 16% per annum for 30 years starting February 6, 2003. The bonds mature if the Company or the bondholder exercises the following options:

-

Buy Option

:

the Company has the right to make early payment for all the Series B bonds on the 5th, 10th, 15th, 20th and 25th anniversaries of the bonds at 101% of the bonds’ nominal value.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (continued)

-

Sell Option

:

the bondholder has the right to ask for early settlement from the Companyat 100% of the bonds’ nominal value: 1) at any time, if the rating of the bonds decreases to idAA- or lower (Special Sell Option) or 2) on the 15th, 20th and 25th anniversaries of the bonds (Regular Sell Option).

KSEI, acting as payment agent, pays interest on the Series B bonds starting February 6, 2003 and every quarter thereafter up to November 6, 2032.

The proceeds of the bonds were used to repay working capital loan from Mandiri and time loan facility from BCA.

Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the latest rating report released in September 2009, the bonds have idAA+ (negative outlook) rating from Pefindo.

Based on the minutes of the RUPO dated March 24, 2009, the holders of the Second Indosat Bonds agreed to amend the Trustee Agreement related to the changes in the definition of certain terms and the financial ratios required to be maintained.

Limited Bonds II issued by Lintasarta

On June 14, 2006, Lintasarta entered into an agreement with its stockholders for the former to issue Limited Bonds II amounting to Rp66,150. The limited bonds represent unsecured bonds which were originally set to mature on June 14, 2009 and bore interest at the floating rates determined using the average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The maximum limit of the floating rates was 19% and the minimum limit was 11% per annum. The interest is payable on a quarterly basis starting September 14, 2006. The proceeds of the limited bond were used for capital expenditure to expand Lintasarta’s telecommunication peripherals.

On July 17, 2006, Lintasarta obtained approval from CIMB Niaga on the issuance of the limited bonds (Note 15).

On June 14, 2009, Lintasarta paid a portion of the limited bonds amounting to Rp6,150. Based on the Minutes of the Joint Meeting of Lintasarta’s Boards of Commissioners and Directors held on May 20, 2009, the representatives of the Stockholders agreed to extend the maturity date of the remaining Limited Bonds II of Rp60,000 to June 14, 2012 and to increase the minimum limit of the floating interest rates to 12.75%. On August 25, 2009, the amended agreement of Limited Bonds II to accommodate the changes in maturity date and minimum limit of floating interest rates was finalized.

Limited Bonds I issued by Lintasarta

In June 2003, Lintasarta entered into an agreement with its stockholders for the former to issue Limited  Bonds I amounting to Rp40,000. The limited bonds represent unsecured bonds which were originally set to mature on June 2, 2006 and bore interest at the fixed rate of 16% per annum for the first year and floating rates for the succeeding years.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

Limited Bonds I issued by Lintasarta (continued)

On June 2, 2006 Lintasarta paid a certain portion of the limited bonds amounting to Rp5,144 and subsequently extended the maturity date of the remaining balance of Rp34,856 until June 2, 2009. The extension of maturity date was based on the first amendment dated June 14, 2006 of the Limited Bonds I agreement. The floating interest rates of the bonds were determined using the average
3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The maximum limit of the floating rates was 19% and the minimum limit was 11% per annum.

On July 17, 2006, Lintasarta obtained approval from CIMB Niaga on the changes in maturity date and nominal value of the limited bonds.

On June 2, 2009, Lintasarta paid a portion of the limited bonds amounting to Rp8,303. Based on the Minutes of the Joint Meeting of Lintasarta’s Boards of Commissioners and Directors held on May 20, 2009, the representatives of the Stockholders agreed to extend the maturity date of the remaining Limited Bonds I of Rp26,553 to June 2, 2012 and to increase the minimum limit of the floating interest rates to 12.75%. On August 25, 2009, the amended agreement of Limited Bonds I to accommodate the changes in maturity date and minimum limit of floating interest rates was finalized.

The scheduled principal payments of all the bonds payable outstanding as of September 30, 2009 are as follows:

Twelve months ending September 30,

  2014 and

        2010

   2011

2012

2013

  thereafter *

        Total

In U.S. dollar

Guaranteed Notes*

Due 2010

(US$234,747)

-

2,272,586

-

-

-2,272,586

Due 2012

(US$109,410)

-

-

1,059,198

-

-

1,059,198

Sub-total

-

2,272,586

1,059,198

-

-3,331,784

In Rupiah

Fifth Indosat Bonds*

-

-

-

-

2,600,000

2,600,000

Sixth Indosat Bonds*

-

-

-

760,000

320,000

1,080,000

Fourth Indosat Bonds*

-

815,000

-

-

-

815,000

Third Indosat Bonds *

-

640,000

-

-

-

640,000

Sukuk Ijarah III*

-

-

-

570,000

-

570,000

Sukuk Ijarah II*

-

-

-

-

400,000

400,000

Syari’ah Ijarah Bonds*

-

285,000

-

-

-

285,000

Second Indosat Bonds*

-

-

-

-

200,000

200,000

Limited Bond II

-

-

25,000

-

-

25,000

Limited Bond I

-

-

16,989

-

-

16,989

Sub-total

-

1,740,000

41,989

1,330,000

3,520,0006,631,989

Total

-

4,012,586

1,101,187

1,330,000

3,520,000

9,963,773

Less:

-

unamortized bonds issuance costs and consent solicitation fees

(36,075)

-

unamortized notes issuance costs

(11,742)

-

unamortized notes discount

(3,375)

Net

9,912,581

* Refer to previous discussion on early repayment options for each bond/note.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

The amortization of bonds issuance cost and consent solicitation fees, notes issuance cost and notes discount for the nine months ended September 30, 2008 and 2009 amounted to Rp16,133 and Rp11,277, respectively (Note 23).

As of September 30, 2008 and 2009, the Companies have fulfilled all financial ratios as required in Notes Indenture and Trustee Agreement.

17.

OTHER NON-CURRENT LIABILITIES

This account consists mainly of non-current portions of post-retirement benefits (Note 24), benefits under Labor Law No. 13/2003 (Note 24), other employee benefits and deposits from customers.

18.

CAPITAL STOCK

The Company’s capital stock ownership as of September 30, 2008 and 2009 is as follows:

Number of

Percentage

Shares Issued

of Ownership

Stockholders

and Fully Paid

Amount

(%)

2008

A Share

Government of the Republic

of Indonesia

1

-

-

B Shares

Indonesia Communications

Limited (“ICL”), Mauritius

2,171,250,000

217,125

39.96

The Government

776,624,999

77,662

14.29

Stockholders holding above 5% (Note39):

Fidelity Entities

638,561,050

63,856

11.75

Goldman Sachs & Co

469,653,300

46,965

8.64

Noonday (Farallon Entities)

432,226,800

43,223

7.95

SKAGEN Funds (SKAGEN AS)

327,666,190

32,767

6.03

Indonesia Communications Pte.

Ltd., Singapore (“ICLS”)

46,340,000

4,634

0.85

Directors:

Raymond Tan Kim Meng

222,500

22

0.01

Wahyu Wijayadi

152,500

15

0.00

Wong Heang Tuck

75,000

8

0.00

Johnny Swandi Sjam

30,000

3

0.00

Fadzri Sentosa

10,000

1

0.00

Others (each holding below 5%)

571,121,160

57,112

10.52

Total

5,433,933,500

543,393

100.00

2009

A Share

The Government

1

-

-

B Shares

Qatar Telecom (Qtel Asia) Pte. Ltd.

(previously ICLS)

3,532,056,600

353,206

65.00

The Government

776,624,999

77,662

14.29

Directors:

Fadzri Sentosa

10,000

1

0.00

Others (each holding below 5%)

1,125,241,900

112,524

20.71

Total

5,433,933,500

543,393

100.00

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

18.

CAPITAL STOCK (continued)

The “A” share is a special share held by the Government and has special voting rights. The material rights and restrictions which are applicable to the “B” shares are also applicable to the “A” share, except that the Government may not transfer the “A” share, which has a veto right with respect to (i) amendment to the objective and purposes of the Company; (ii) increase of capital without pre-emptive rights; (iii) merger, consolidation, acquisition and demerger; (iv) amendment to the provisions regarding the rights of “A” share as stipulated in the Articles of Association; and (v) dissolution, bankruptcy and liquidation of the Company. The “A” share also has the right to appoint one director and one commissioner of the Company.

On June 6, 2008, STT Communications Limited (“STTC”) entered into a Share Purchase Agreement to sell its 75% ownership in ICL and ICLS to Qatar Telecom (“Qtel”). The closing process of such sale was made on June 22, 2008 and resulted in Qtel’s direct ownership in ICL and ICLS. As a result, Qtel has become the ultimate shareholder of the Company (Notes 15d and 16) and all of STTC’s affiliations ceased to be related parties of the Companies (Notes 4, 15 and 25).

On January 8, 2009, Qtel filed tender offer statements with the United States Securities and Exchange Commission (“U.S. SEC”) and BAPEPAM-LK to purchase additional Company shares which became effective on January 16, 2009. Subsequently, as required by the U.S. SEC, on January 20, 2009, the Company filed schedule 14D-9, Solicitation/Recommendation Statement, with the U.S. SEC in response to the Tender Offers made by Qtel in the United States of America and Indonesia through Qtel’s indirect wholly owned subsidiary, ICLS, to purchase Series B shares (including Series B shares held as ADS, each representing 50 Series B shares) which represent approximately 24.19% of the Company’s total issued and outstanding Series B shares. On March 4, 2009, ICLS increased its ownership interest in the Company from 0.85% to 25.04%.

On June 4, 2009, ICL entered into a Share Purchase Agreement to sell its 39.96% ownership in the Company to ICLS. The closing process of such sale was made on June 4, 2009; consequently, from this date, ICLS has become the legal owner of 3,532,056,600 “B” shares representing 65.00% ownership in the Company.

On September 11, 2009, ICLS changed its name into Qatar Telecom (Qtel Asia) Pte. Ltd.

19.

OPERATING REVENUES

This account consists of the following:

2008

2009

Cellular

Usage charges

5,285,982

4,238,100

Value Added Services

3,559,698

4,084,019

Interconnection revenues (Note 31)

1,374,457

1,407,871

Monthly subscription charges

39,055

132,673

Connection fee

62,433

9,263

Others

46,289

183,830

Sub-total

10,367,914

10,055,756

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

19.

OPERATING REVENUES (continued)

2008

2009

MIDI

Internet

504,518

542,710

IP VPN

419,375

365,766

World link and direct link

328,143

284,142

Frame net

244,007

202,209

Application services

103,646

159,441

Leased line

176,147

146,881

Digital data network

94,037

119,070

Satellite lease

66,846

95,455

MPLS

16,705

42,914

Packet net

7,766

8,607

TV link

5,960

4,187

Others

12,228

37,677

Sub-total

1,979,378

2,009,059

Fixed Telecommunication

International Calls

1,015,227

1,053,703

Fixed Wireless

193,708

192,045

Fixed Line

92,082

98,295

Others

512

668

Sub-total

1,301,529

1,344,711

Total

13,648,821

13,409,526

Operating revenues from related parties amounted to Rp1,349,993 and Rp1,123,404 for the nine months ended September 30, 2008 and 2009, respectively. These amounts represent 9.89% and 8.38% of the total operating revenues in 2008 and 2009, respectively (Note 25).

The operating revenues from interconnection services are presented on a gross basis, except for those which are under contractual sharing arrangements (Note 2o). In 2007, the Company entered into several memoranda of understanding to amend the existing revenue-sharing arrangements and to reflect the new cost-based interconnection scheme based on Regulation No. 08/PER/M.KOMINFO/02/2006 of the MOCIT (Note 32).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

20.

OPERATING EXPENSES - COST OF SERVICES

This account consists of the following:

2008

2009

Interconnection (Note 32)

1,268,348

1,101,654

Radio frequency fee

759,077

920,860

Maintenance

651,904

615,374

Utilities

363,887

581,224

Leased circuits

309,434

383,807

Rent

256,665

340,592

Cost of SIM cards and pulse reload vouchers

324,553

251,522

Cost of handsets and modems

48,416

157,990

USO (Note 31)

91,850

156,428

License

16,488

68,393

Concession fee (Note 31)

121,543

64,704

Delivery and transportation

48,795

60,785

Communication network

9,775

44,552

Billing and collection

34,959

31,912

Installation

62,008

31,456

Others

55,284

39,408

Total

4,422,986

4,850,661

Interconnection relates to the expenses for the interconnection between the Company’s telecommunications networks and those owned by Telkom or other telecommunications carriers
(Note 2o).

21.

OPERATING EXPENSES - PERSONNEL

This account consists of:

2008

2009

Salaries

  313,460

323,928

Incentives and other employee benefits

  211,909

208,534

Bonuses

  181,656

170,559

Employee income tax

  194,203

117,442

Post-retirement healthcare benefits (Note 24)

  105,474

66,197

Outsourcing

  104,814

65,710

Medical expense

    44,392

51,216

Early retirement*

16,163

33,945

Separation, appreciation and compensation expense

under Labor Law No. 13/2003 (Note 24)

19,051

29,459

Pension (Note 24)

36,245

16,609

Others

         8,817

14,075

Total

  1,236,184

1,097,674

*

On June 27, 2006, the Company’s Directors issued Decree No. 051/DIREKSI/2006, “Additional Benefits for Voluntarily Resigned Employees”. Under this decree, employees qualified for early retirement and who voluntarily resigned after the approval from the Board of Directors were given benefits of additional remuneration, traveling and training package.  During the nine months ended September 30, 2008 and 2009, there were 35 and 71 employees, respectively, who took the option.

The personnel expenses capitalized to properties under construction and installation during the nine months ended September 30, 2008 and 2009 amounted to Rp25,303 and Rp24,754, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

22.

OPERATING EXPENSES – GENERAL AND ADMINISTRATION

This account consists of:

2008

2009

Rent

111,073

98,895

Provision for doubtful accounts (Note 5)

87,928

88,421

Professional fees

70,025

81,417

Utilities

45,073

49,168

Transportation

87,554

42,581

Office

32,351

32,475

Insurance

18,044

20,881

Catering

23,061

18,048

Communication

14,165

14,031

Training, education and research

27,248

11,764

Others (each below Rp10,000)

51,080

39,600

Total

567,602

497,281

23.

OTHER EXPENSES - FINANCING COST

This account consists of:

2008

2009

Interest on loans

1,346,489

1,317,466

Amortization of debt and bonds issuance costs, consent

solicitation fee and discount (Notes 15 and 16)

26,000

33,096

Bank charges

5,217

8,627

Total

1,377,706

1,359,189

24.

PENSION PLAN

The Company, Satelindo and Lintasarta have defined benefit and defined contribution pension plans covering substantially all of their qualified permanent employees.

Defined Benefit Pension Plan

The Company, Satelindo and Lintasarta provide defined benefit pension plans to their respective employees under which pension benefits to be paid upon retirement are based on the employees’ most recent basic salary and number of years of service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plans. Pension contributions are determined by periodic actuarial calculations performed by Jiwasraya.

Based on an amendment dated December 22, 2000 of the Company’s pension plan, which was further amended on March 29, 2001, the benefits and premium payment pattern were changed.
Before the amendment, the premium was regularly paid annually until the plan would be fully funded and the benefits consisted of retirement benefit (regular monthly or lump-sum pension) and death insurance. In conjunction with the amendment, the plan would be fully funded after making installment payments up to January 2002 of the required amount to fully fund the plan determined as of September 1, 2000. The amendment also includes an additional benefit in the form of thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri (“Moslem Holiday”).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

24.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

The amendment covers employees registered as participants of the pension plan as of
September 1, 2000 and includes an increase in basic salary pension by 9% compounded annually starting from September 1, 2001. The amendment also stipulates that there will be no increase in the premium even in cases of mass employee terminations or changes in marital status.

The total premium installments based on the amendment amounted to Rp355,000, and were paid on due dates.

On March 1, 2007, the Company entered into an agreement with Jiwasraya to provide defined death insurance plan to 1,276 employees as of January 1, 2007, who are not covered by the defined benefit pension plan as stated above. Based on the agreement, a participating employee will receive:

•

Expiration benefit equivalent to the cash value at the normal retirement age, or

•

Death benefit not due to accident equivalent to 100% of insurance money plus cash value when the employee dies not due to accident, or

•

Death benefit due to accident equivalent to 200% of insurance money plus cash value when the employee dies due to accident.

The premium of Rp7,600 was fully paid on March 29, 2007. Subsequently, in August 2007, February to December 2008 and January to September 2009, the Company made payments for additional premium of Rp275 for additional 55 employees, Rp805 for additional 161 employees and Rp407 for additional 80 employees, respectively.

On June 25, 2003, Satelindo entered into an agreement with Jiwasraya to amend the benefits and premium payment pattern of the former’s pension plan. The amendment covers employees registered as participants of the pension plan as of December 25, 2002 up to June 25, 2003. Other new conditions include the following:

•

An increase in pension basic salary at 6% compounded annually starting from December 25, 2002

•

Thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri

•

An increase in periodic payment of retirement benefit at 6% compounded annually starting one year after receiving periodic retirement benefit for the first time

•

If the average annual interest rate of time deposits of government banks exceeds 15%, the participants’ retirement benefit will be increased by a certain percentage in accordance with the formula agreed by both parties.

On April 15, 2005, Lintasarta entered into an agreement with Jiwasraya to replace their existing agreement. Based on the new agreement, the benefits and premium payment pattern were changed. This agreement is effective starting January 1, 2005. The total premium installments based on the agreement amounted to Rp61,623, which is payable in 10 annual installments starting 2005 until 2015.

The new agreement covers employees registered as participants of the pension plan as of
April 1, 2003. The conditions under the new agreement include the following:

•

An increase in pension basic salary by 3% (previously was estimated at 8%) compounded annually starting April 1, 2003

•

An increase in periodic payment of retirement benefit at 5% compounded annually starting one year after receiving periodic retirement benefit for the first time

•

If the average annual interest rate of time deposits of government banks exceeds 15%, the participants’ retirement benefit will be increased by a certain percentage in accordance with the formula agreed by both parties.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

24.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

On May 2, 2005, Lintasarta entered into an agreement with Jiwasraya to amend the above agreement. The amendment covers employees registered as participants of the pension plan as of April 1, 2003 up to November 30, 2004 with additional 10 annual premium installments totalling Rp1,653 which are payable starting 2005 until 2015.

The contributions made by Lintasarta to Jiwasraya amounted to Rp9,653 and Rp9,653 for the nine months ended September 30, 2008 and 2009, respectively.

The net periodic pension cost for the pension plans for the nine months ended September 30, 2008 and 2009 was calculated based on the actuarial valuations as of December 31, 2007 and 2008, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

2008

2009

Annual discount rate

10.0%

12.0%

Expected annual rate of return on plan assets

4.5 - 9.0%

4.5 - 9.0%

Annual rate of increase in compensation

3.0 - 9.0%

3.0 - 9.0%

Mortality rate

TMI 1999

TMI 1999

a.

The composition of the net periodic pension cost for the nine months ended September 30, 2008 and 2009 is as follows:

2008

2009

Interest cost

49,576

47,736

Service cost

31,144

23,925

Return on plan assets

(48,292

)

(53,981)

Amortization of unrecognized actuarial loss (gain)

3,817

(1,071)

Net periodic pension cost (Note 21)

36,245

16,609

b.

The funded status of the plans as of September 30, 2008 and 2009 is as follows:

2008

2009

Plan assets at fair value

759,588

800,613

Projected benefit obligation

(752,865

)

(612,901)

Excess of plan assets over projected benefit obligation

6,723

187,712

Unrecognized actuarial loss (gain)

184,487

(21,691)

Net prepaid pension cost

191,210

166,021

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

24.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

c.

Movements in the prepaid pension cost during the nine months ended September 30, 2008 and 2009 are as follows:

        2008

       2009

Beginning balance

Company

187,801

154,441

Lintasarta

13,190

18,659

Net periodic pension cost

Company

(33,264

)

(14,887)

Lintasarta

(2,981

)

(1,722)

Refund from Jiwasraya

Company

-

              (530)

Benefit payment

Company

16,371

-

Contribution to Jiwasraya

Company

440

407

Lintasarta

9,653

9,653

Ending balance

Company

171,348

139,431

Lintasarta

19,862

26,590

d.

Prepaid pension cost consists of:

2008

2009

Current portion (presented as part of “Prepaid Expenses”)

Company

2,128

2,712

Lintasarta

503

402

2,631

3,114

Long-term portion

Company

169,220

136,719

Lintasarta

19,359

26,188

188,579

162,907

Total prepaid pension cost

191,210

166,021

Plan assets as of September 30, 2008 and 2009 principally consisted of time deposits, debt securities, long-term investment in shares of stock and property.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

24.

PENSION PLAN (continued)

Defined Contribution Pension Plan

In May 2001 and January 2003, the Company and Satelindo assisted their employees in establishing their respective employees’ defined contribution pension plans, in addition to the defined benefit pension plan as mentioned above. Starting June 2004, the Company also assisted ex-IM3 employees in establishing their defined contribution pension plan. Under the defined contribution pension plan, the employees contribute 10% - 20% of their basic salaries, while the Company does not contribute to the plans. Total contributions of employees for the nine months ended September 30, 2008 and 2009 amounted to Rp12,441 and Rp13,506, respectively. The plan assets are being administered and managed by seven financial institutions appointed by the Company and Satelindo, based on the choice of the employees.

Labor Law No. 13/2003

The Company, Lintasarta and IMM also accrue benefits under Labor Law No. 13/2003 (“Labor Law”) dated March 25, 2003. Their employees will receive the benefits which are higher under either this law or the defined benefit pension plan.

The net periodic pension cost under the Labor Law for the nine months ended September 30, 2008 and 2009 was calculated based on the actuarial valuations as of December 31, 2007 and 2008, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

2008

2009

Annual discount rate

10.0%

12.0%

Annual rate of increase in compensation

10.0%

11.0%

 a.

The composition of the periodic pension cost under the Labor Law for the nine months ended September 30, 2008 and 2009 is as follows:

2008

2009

Service cost

10,949

14,098

Interest cost

7,768

13,979

Amortization of unrecognized actuarial loss

334

1,382

Periodic pension cost under the Labor Law (Note 21)

19,051

29,459

b.

The composition of the accrued pension cost under the Labor Law as of September 30, 2008 and 2009 is as follows:

2008

2009

Projected benefit obligation

121,726

  181,347

Unrecognized actuarial loss

(15,857

)

(41,744)

Accrued pension cost

105,869

          139,603

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

24.

PENSION PLAN (continued)

Labor Law No. 13/2003 (continued)

c.

Movements in the accrued pension cost under the Labor Law during the nine months ended September 30, 2008 and 2009 are as follows:

2008

2009

Beginning balance

Company

78,604

100,518

Lintasarta

7,013

8,609

IMM

2,719

4,202

Periodic pension cost under the Labor Law

Company

16,786

26,238

Lintasarta

1,087

1,972

IMM

1,178

1,249

Benefit payment

Company

(1,244

)

(3,185)

Lintasarta

(274

)

-

Ending balance

Company

94,146

123,571

Lintasarta

7,826

10,581

IMM

3,897

5,451

As of September 30, 2008 and 2009, the current portion of pension cost under the Labor Law included in accrued expenses (Note 14) amounted to Rp1,828 and Rp2,155, respectively, and the non-current portion included in other non-current liabilities (Note 17) amounted to Rp104,041 and Rp137,448, respectively.

Post-retirement Healthcare

The Company provides post-retirement healthcare benefits to its employees who leave the Company after the employees fulfill the early retirement requirement. The spouse and children who have been officially registered in the administration records of the Company are also eligible to receive benefits. If the employees die, the spouse and children are still eligible for the post-retirement healthcare until the spouse dies or remarries and the children reach the age of 25 or get married.

The utilization of post-retirement healthcare is limited to an annual maximum ceiling that refers to monthly pension from Jiwasraya as follows:

•

16 times the Jiwasraya monthly pension for a pensioner who receives monthly pension from Jiwasraya

•

16 times the equality monthly pension for a pensioner who became permanent employee after September 1, 2000

•

16 times the last monthly pension for a pensioner who retired after July 1, 2003 and does not receive Jiwasraya monthly pension.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

24.

PENSION PLAN (continued)

Post-retirement Healthcare (continued)

The net periodic post-retirement healthcare cost for the nine months ended September 30, 2008 and 2009 was calculated based on the actuarial valuations as of December 31, 2007 and 2008, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

2008

2009

Annual discount rate

10.0%

12.0%

Ultimate cost trend rate

6.0%

6.0%

Next year trend rate

18.0%

18.0%

Period to reach ultimate cost trend rate

6 years

6 years

a.

The composition of the periodic post-retirement healthcare cost for the nine months ended September 30, 2008 and 2009 is as follows:

2008

2009

Interest cost

57,225

44,335

Service cost

28,111

14,023

Amortization of unrecognized past service cost

7,839

7,839

Amortization of unrecognized actuarial loss

12,299

-

Periodic post-retirement

healthcare cost (Note 21)

105,474

66,197

b.

The composition of the accrued post-retirement healthcare cost as of September 30, 2008 and 2009 is as follows:

  2008

2009

Projected benefit obligation

847,275

543,226

Unrecognized actuarial gain (loss)

(321,114

)

43,315

Unrecognized past service cost

(54,771

)

(44,319

)

Accrued post-retirement healthcare cost

471,390

542,222

c.

Movements in the accrued post-retirement healthcare cost during the nine months ended September 30, 2008 and 2009 are as follows:

2008

2009

Beginning balance

371,806

483,772

Net periodic post-retirement healthcare cost

105,474

66,197

Benefit payment

(5,890

)

(7,747)

Ending balance

471,390

542,222

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

24.

PENSION PLAN (continued)

Post-retirement Healthcare (continued)

d.

The effect of 1% increase in assumed post-retirement healthcare cost trend rate would result in aggregate service and interest costs for the nine months ended September 30, 2008 and 2009 and accumulated post-retirement healthcare benefit obligation as of September 30, 2008 and 2009 as follows:

2008

2009

Service and interest costs

110,800

77,187

Accumulated post-retirement healthcare

benefit obligation

1,048,684

665,679

As of September 30, 2008 and 2009, the current portion of post-retirement healthcare cost included in accrued expenses (Note 14) amounted to Rp9,661 and Rp9,654, respectively, and the non-current portion included in other non-current liabilities (Note 17) amounted to Rp461,729 and Rp532,568, respectively.

25.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES

The details of the accounts and the significant transactions entered into with related parties (affiliates, unless otherwise indicated) are as follows:

Amount

  Percentage to Total Assets/Liabilities (%)

2008

2009

2008

2009

 Cash and cash equivalents (Note 4)

State-owned banks

2,896,308

1,193,998

5.96

2.18

Accounts receivable - trade (Note 5)

State-owned banks

30,782

26,820

0.06

0.05

PT Televisi Republik Indonesia

(Persero) (“TVRI”)

45,967

26,297

0.09

0.05

Telkom

23,123

24,654

0.05

0.04

PT Pos Indonesia (Persero)

9,858

11,020

0.02

0.02

PT Citra Sari Makmur (“CSM”)

7,275

9,301

0.01

0.02

PT Pasifik Satelit Nusantara (“PSN”)

5,025

2,952

0.01

0.01

PT Telekomunikasi Selular (“Telkomsel”)

18,260

1,394

0.04

0.00

PT Infomedia Nusantara

-

1,133

-

0.00

Others

35,512

59,590

0.08

0.11

Total

175,802

163,161

0.36

0.30

Less allowance for doubtful accounts

81,923

46,701

0.17

0.09

Net

93,879

116,460

0.19

0.21

 Prepaid expenses

MOCIT

685,007

742,618

1.41

1.35

Jiwasraya (Note 24)

2,631

3,114

0.01

0.01

Kopindosat

2,710

2,453

0.01

0.01

PT Industri Telekomunikasi

Indonesia (Persero)

 (“INTI”)

1,591

1,982

0.00

0.00

Telkom

1,434

1,434

0.00

0.00

Others

1,305

2,346

0.00

0.01

Total

694,678

753,947

1.43

1.38

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

25.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

  Percentage to Total Assets/Liabilities (%)

2008

2009

2008

2009

Other current assets

State-owned banks

14,823

11,333

0.03

0.02

Others

7

-

0.00

-

Total

14,830

11,333

0.03

0.02

Due from related parties

Directorate General of

Customs and Excise

23,629

26,325

0.05

0.05

Kopindosat

5,949

5,958

0.01

0.01

Telkomsel

4,884

1,394

0.01

0.00

PT Pertamina (Persero) (“Pertamina”)

4,381

136

0.01

0.00

Others

1,209

2,033

0.00

0.00

Total

40,052

35,846

0.08

0.06

Less allowance for doubtful accounts

2,578

1,246

0.01

0.00

Net

37,474

34,600

0.07

0.06

Long-term prepaid pension (Note 24)

Jiwasraya

188,579

162,907

0.39

0.30

Long-term advances

INTI

4,031

2,756

0.010.01

Kopindosat

12,857

1,217

0.03

0.00

Total

16,888

3,973

0.04

0.01

Non-current assets - others

State-owned banks

34,250

41,838

0.07

0.08

Telkom

21,391

19,957

0.05

0.04

Kopindosat

10,660

12,560

0.02

0.02

INTI

4,863

5,313

0.01

0.01

Others

1,848

2,702

0.00

0.00

Total

73,012

82,370

0.15

0.15

Accounts payable - trade

Telkomsel

-

41,679

-

0.12

PT Indonesia Comnet Plus (“Comnet”)

-

3,708

-

0.01

Qtel**

3,379

18

0.01

0.00

Others

3,282

652

0.01

0.00

Total

6,661

46,057

0.02

0.13

** became a related party starting June 6, 2008 (Note 18)

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

25.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

  Percentage to Total Assets/Liabilities (%)

2008

2009

2008

2009

Procurement payable

 (Note 12)

INTI

49,181

40,676

0.15

0.11

Kopindosat

20,746

29,984

0.07

0.08

PT Personel Alih Daya

13,183

10,199

0.04

0.03

Others

299

228

0.00

0.00

Total

83,409

81,087

0.26

0.22

Accrued expenses

MOCIT

339,317

256,128

1.07

0.70

PT Perusahaan Listrik Negara (“PLN”)

9,400

108,154

0.03

0.30

Key management personnel

23,934

35,199

0.08

0.10

PT Personel Alih Daya

-

26,520

-

0.07

Kopindosat

29,858

1,218

0.10

0.00

Telkom

2,780

-

0.01

-

Others

995

-

0.00

-

Total

406,284

427,219

1.29

1.17

Other current liabilities

Telkomsel

1,664

1,664

0.01

0.01

Due to related parties

PLN

-

10,547

-

0.03

TVRI26,89210,147

0.08

0.03

Kopindosat

1,490

1,490

0.00

0.00

State-owned banks

1,931

962

0.01

0.00

Others

5,538

12,254

0.02

0.04

Total

35,851

35,400

0.11

0.10

 Loans payable (Note 15)

State-owned bank

1,795,854

2,591,795

5.68

7.08

Other non-current liabilities

Telkomsel

10,198

8,534

0.03

0.02

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

25.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Percentage to Respective Income or

Amount

Expenses (%)

2008

2009

2008

2009

Operating revenues

Telkom

696,328

511,026

5.10

3.81

Telkomsel

261,620

193,543

1.92

1.44

State-owned banks

134,022

140,500

0.98

1.10

TVRI

2,997

19,377

0.02

0.14

PT Pos Indonesia

3,702

10,491

0.030.08

CSM

8,106

10,011

0.06

0.07

Pertamina

1,411

7,957

0.01

0.06

Qtel**

1,801

6,376

0.01

0.05

PSN

6,819

5,576

0.05

0.04

Comnet

7,151

4,378

0.05

0.03

PT Angkasa Pura (Persero)

3,567

3,310

0.03

0.02

State-owned universities

2,543

2,891

0.02

0.02

Badan Meteorologi dan Geofisika

1,318

2,068

0.010.02

LIPI

1,358

2,059

0.010.02

PT Infomedia Nusantara

1,093

1,722

0.010.01

PT Merpati Nusantara Airlines

2,597

1,359

0.02

0.01

Starhub Pte. Ltd. (“Starhub”), Singapore*

36,748

-

0.27

-

Private banks*

28,161

-

0.21

-

SingTel*

17,304

-

0.13

-

MOCIT

1,182

-

0.01

-

Others

130,165

200,760

0.941.46

Total

1,349,993

1,123,404

9.89

8.38

Operating expenses

Cost of services

MOCIT

972,470

1,141,992

9.43

10.56

Telkom

704,832

553,190

6.83

5.11

PLN

253,182

471,489

2.45

4.36

Telkomsel

445,434

424,093

4.32

3.92

PT Personel Alih Daya

41,730

48,812

0.40

0.45

Comnet

27,790

30,238

0.27

0.28

INTI

5,200

5,898

0.060.06

Kopindosat

2,177

4,454

0.02

0.04

PT Perusahaan Gas Negara

(Persero) Tbk (“PGN”)

11,170

2,252

0.11

0.02

SingTel*

12,637

-

0.12

-

StarHub*

3,321

-

0.03

-

PSN

1,734

1,339

0.02

0.01

Total

2,481,677

2,683,757

24.06

24.81

Personnel

Key management personnel

111,538

120,957

1.08

1.12

PT Personel Alih Daya

-

45,998

-

0.43

Jiwasraya

36,245

16,609

0.35

0.15

Kopindosat

105,011

-

1.02

-

Total

252,794

183,564

2.45

1.70

General and administration

PLN

30,888

53,137

0.30

0.49

PT Personel Alih Daya

-

35,912

-

0.33

Kopindosat

42,621

13,179

0.41

0.12

Usaha Gedung Bank Dagang

Negara (“UGBDN”)

4,086

647

0.05

0.01

Others

5,794

2,408

0.05

0.02

Total

83,389

105,283

0.81

0.97

*   no longer a related party since June 6, 2008 (Note 18)

** became a related party starting June 6, 2008 (Note 18)

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

25.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Percentage to Respective Income or

Amount

Expenses (%)

2008

2009

2008

2009

Other income (expenses)

Interest income

State-owned banks

147,579

90,917

11.69

19.06

Private banks*

36,458

-

2.89

-

Others

551

228

0.04

0.05

184,588

91,145

14.62

19.11

Financing cost

State-owned banks

(148,366)

(161,892

)

(11.75)

(33.94)

Private banks*

(16,302

)

-

(1.29)

-

Others

(4,659

)

(4,859

)

(0.37)

(1.02)

(169,327

)

(166,751

)

(13.41)

(34.96)

Net

15,261

(75,606

)

1.21

(15.85)

* no longer a related party since June 6, 2008 (Note 18)

The relationship and nature of account balances/transactions with related parties are as follows:

Nature of Account

No.

Related Parties

Relationship

Balances/Transactions

1.

State-owned banks

Affiliates

Cash and cash equivalents,

loans payable and operating

revenues – MIDI

2.

TVRI

Affiliate

Operating revenues - MIDI

3.

Telkom (Notes 29h and 32)

Affiliate

Operating revenues - cellular,

fixed telecommunication and

MIDI; operating expenses -

cost of services

4.

PT Pos Indonesia (Persero)

Affiliate

Operating revenues - MIDI

5.

CSM

Affiliate

Operating revenues - MIDI

6.

Telkomsel (Note 32)

Affiliate

Operating revenues - cellular and

fixed telecommunication

7.

PSN

Affiliate

Operating revenues - MIDI

8.

MOCIT

Government Agency

Operating revenues - MIDI;

operating expenses - cost of

 services

9.

Jiwasraya

Affiliate

Long-term prepaid pension

10.

Kopindosat

Affiliate

Operating expenses - personnel

expenses, administration and

general expenses

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

25.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Nature of Account

No.

Related Parties

Relationship

Balances/Transactions

11.

INTI

Affiliate

Procurement payable

12.

Directorate General of Customs

and Excise

Government Agency

Other current liabilities

13.

Pertamina

Affiliate

Operating revenues - MIDI

14.

Comnet

Affiliate

Operating expenses - cost of

services

15.

Qtel**

 Ultimate Stockholder

Operating revenues - fixed

telecommunication

16.

Qatar Telecom (Qtel Asia) Pte. Ltd

     (previously ICLS)

Stockholder

Dividend payable

17.

The Government

Stockholder

Dividend payable

18.

ICL

Stockholder

Dividend payable

19.

PT Personel Alih Daya

Affiliate

Operating expenses - personnel

expenses and cost of services

20.

PT Sigma Cipta Caraka

Affiliate

Procurement payable

21.

Senior management

Key management

Operating expenses - personnel

personnel

expenses, and prepaid

expense - unamortized

portions of housing and

transformation advances, and

transformation incentives

22.

PLN

Affiliate

Operating expenses - cost of

services

23.

PT Angkasa Pura (Persero)

Affiliate

Operating revenues - MIDI

24.

State-owned universities

Affiliates

Operating revenues - MIDI

25.

LIPI

Affiliate

Operating revenues - MIDI

26.

PT Merpati Nusantara Airlines

Affiliate

Operating revenues - MIDI

27.

 PT Infomedia Nusantara

Affiliate

Operating revenues - MIDI

28.

 Badan Meteorologi dan Geofisika

Affiliate

Operating revenues - MIDI

29.

StarHub*

Affiliate

Operating revenues -

international calls

30.

Private banks*

Affiliates

Cash and cash equivalents,

loans payable and operating

revenues - MIDI

*

no longer a related party since June 6, 2008 (Note 18)

   **         became a related party starting June 6, 2008 (Note 18)

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

25.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Nature of Account

No.

Related Parties

Relationship

Balances/Transactions

31.

SingTel*

Affiliate

Operating revenues -

international calls

32.

PGN

Affiliate

Operating expenses - cost of

services

33.

UGBDN

Affiliate

Operating expenses - cost of

services

*

no longer a related party since June 6, 2008 (Note 18)

26.

EARNINGS PER SHARE

The following table sets forth the computation of basic earnings per share:

2008

2009

Numerator for basic earnings per

share - net income

1,473,115

1,449,908

Denominator - weighted-average number

of shares outstanding during the period

5,433,933,500

5,433,933,500

Basic earnings per share

271.10

266.82

Basic earnings per ADS (50 B shares per ADS)

13,554.78

13,341.24

27.

DISTRIBUTION OF INCOME AND APPROPRIATION OF RETAINED EARNINGS

At the Company’s Annual Stockholders’ General Meetings (“ASGM”), the stockholders approved, among others, the appropriation of annual net income for reserve fund and cash dividend distribution, and the utilization of the remaining amount for reinvestment and working capital.

ASGM Date	Reserve Fund (Rp)	Dividend per Share (Rp)	Dividend Payment Date
2007 Net Income
June 5, 2008	20,420	187.90	July 15, 2008

2008 Net Income
June 11, 2009	18,785	172.85	July 22, 2009

Dividend for the Government was paid in accordance with the prevailing laws and regulations in Indonesia.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

28.  DERIVATIVES

The Company entered into several swap and currency forward contracts. Listed below is information related to the contracts and their fair values as of September 30, 2008 and 2009:

                  Fair Value (Rp)

Notional

             2008

2009

Amount

(US$)

Receivable

Payable

ReceivablePayable

Cross Currency Swap Contracts:

a.

Standard Chartered Bank, Jakarta

Branch (“StandChart”) (6)

25,000

19,409

-

--

b.

Goldman Sachs International (“GSI”)

100,000

23,460

-

105,574-

c.

GSI

25,000

-

11,770

-3,351

d.

GSI

75,000

13,202

-

67,562-

e.

Merrill Lynch Capital Market Bank

Limited (“MLCMB”) (5)

25,000

-

-

--

f.

MLCMB (3)

25,000

-

-

--

g.

StandChart

25,000

3,087

-

8,838-

h.

MLCMB (4)

25,000

-

-

--

i.

StandChart

25,000

17,417

-

22,399-

j.

StandChart

25,000

27,499

-

33,336

-

k.

HSBC, Jakarta Branch

25,000

17,736

-

19,535-

l.

Merrill Lynch International Bank Limited,

        London Branch (“MLIB”)

50,000

-

48,647

5,248-

m.

MLIB

25,000

-

1,658

-7,780

n.

MLIB

25,000

-

634

7,498-

o.

DBS

25,000

-

438

1,814-

p.

GSI

84,000

-

-

9,681-

Sub-total

121,810

63,147

281,48511,131

Currency Forward Contracts:

q.

StandChart (1)

2,000

-

-

--

r.

JPMorgan Close Bank, Singapore

Branch (“JPMorgan”) (2)

3,000 or 6,000

-

-

--

s.

DBS

5,000

-

-

--

t.

DBS

5,000

-

-

--

u.

DBS

5,000

-

-

-4,925

Sub-total

-

-

-

4,925

Interest Rate Swap Contracts:

v.

HSBC, Jakarta Branch

27,037 with

decreasing amount

-

103

-17,098

w.

HSBC, Jakarta Branch

44,200 with

decreasing amount

-

6,153

-34,111

x.

GSCM

100,000

-

37,720

-92,938

y.

DBS

25,000 with

decreasing amount

-

1,075

-

14,186

z.

DBS

25,000 with

decreasing amount

-

-

-

10,155

aa.

Bank of Tokyo MUFJ (“BTMUFJ”)

25,000 with

decreasing amount

-

-

-

4,799

ab.

BTMUFJ

25,000 with

decreasing amount

-

-

-

3,424

ac.

BTMUFJ

25,000 with

decreasing amount

-

-

-

2,376

ad.

StandChart

40,000 with

decreasing amount

-

-

-

782

ae.

DBS

26,000 with

decreasing amount

-

-

-

2,590

af.

DBS

26,000 with

decreasing amount

-

-

-

1,361

ag.

BTMUFJ

36,500 with

decreasing amount

-

-

-

5,219

ah.

ING Bank N.V.

25,000 with

decreasing amount

-

-

-

3,241

ai.

ING Bank N.V.

33,500

-

-

-3,456

Sub-total

-

45,051

-195,736

Total

121,810

108,198

281,485211,792

(1)

contract entered into in February 2007 and settled in February 2008

(2)

contract entered into in April 2007 and settled in April 2008

 (3)

contract entered into in November 2005 and restructured into a new contract in August 2008

(4)

contract entered into in March 2006 and restructured into a new contract in August 2008

(5)

contract entered into in September 2005 and restructured into a new contract in September 2008

(6)

contract entered into in April 2004 and settled in November 2008

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

28.

DERIVATIVES (continued)

The net changes in fair value of the swap and currency forward contracts and embedded derivative (Note 15f), swap cost or income, termination cost or income, and settlement of derivative instruments totalling Rp53,513 and Rp387,552 in 2008 and 2009, respectively, were charged to  “Loss on Change in Fair Value of Derivatives - Net”, which is presented under Other Income (Expenses) in  the  consolidated  statements  of income.

The following are the details of the contracts:

Cross Currency Swap Contracts

No.	Counter-parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2008	2009
a.	StandChart (i) Branch (“StandChart”)	April 23, 2004 - November 5, 2008 Swap Rp214,625 for US$25,000	6-month U.S. dollar LIBOR plus 2.60%	Every May 5 and November 5	8,738	-
b.	GSI	May 13, 2005 - November 5, 2010 Swap Rp832,250 for US$100,000	(i) Fixed rate of 6.96% per annum for US$50,000 and (ii) 6-month U.S. dollar LIBOR plus 2.62% per annum for US$50,000, netted with (a) 6-month U.S. dollar LIBOR per annum multiplied by US$11,750 during the period May 13, 2005 through May 13, 2008 and (b) the amount of US$11,750 on May 13, 2008. On May 14, 2008, the Company received from GSI the fixed amount of US$11,750 (equivalent to Rp109,099) related to the cross currency swap contract.	Every May 5 and November 5	29,244	32,390
c.	GSI	May 13, 2005 - November 5, 2010 Swap Rp245,000 for US$25,000	4.30% of US$25,000	Every May 5 and November 5	5,049	6,340
d.	GSI	August 22, 2005 - June 22, 2012 Swap a certain rupiah amount equivalent to US$75,000 multiplied by certain predetermined exchange rate for US$75,000	3.28% of US$75,000	Every June 22 and December 22	11,611	12,503
e.	MLCMB (ii)

September 20, 2005 - June 22, 2012

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp9,500 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$25,000 multiplied by (1 -  Rp9,500 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp9,500 but is less than or equal to Rp14,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$25,000 multiplied by (Rp14,000 - Rp9,500) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp14,000 to US$1 (in full amounts)

			2.99% of US$25,000	Every June 22 and December 22	3,482	-
f.	MLCMB (iii)	November 16, 2005 - June 22, 2012 Swap Rp245,000 for US$25,000	5.50% of US$25,000	Every June 22 and December 22	6,405	-

(i)

On November 5, 2008, this contract expired and the Company received settlement gain on the cross currency swap amounting to Rp58,375.

(ii)

On September 8, 2008, the Company restructured this contract into a new contract.

(iii)

On August 8, 2008, the Company restructured these contracts into a new contract.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

28.

DERIVATIVES (continued)

Cross Currency Swap Contracts (continued)

No.	Counter-parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2008	2009
g.	StandChart	January 11, 2006 - June 22, 2012 Swap Rp236,250 for US$25,000	4.78% of US$25,000	Every June 22 and December 22	5,609	6,032
h.	MLCMB (iii)	March 1, 2006 - June 22, 2012 Swap Rp229,975 for US$25,000	4.15% of US$25,000	Every June 22 and December 22	4,887	-
i.	StandChart	March 15, 2006 - June 22, 2012 Swap Rp228,550 for US$25,000	3.75% of US$25,000	Every June 22 and December 22	4,401	4,732
j.	StandChart	May 12, 2006 - June 22, 2012 Swap Rp217,500 for US$25,000	3.45% of US$25,000	Every June 22 and December 22	4,049	4,354
k.	HSBC	August 8, 2006 - November 5, 2010 Swap Rp225,000 for US$25,000	4.00% of US$25,000	Every May 5 and November 5	4,694	5,357
l.	MLIB (iii)

August 8, 2008 - June 22, 2012

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp8,950 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$50,000 multiplied by (1 -  Rp8,950 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp8,950 but is less than or equal to Rp11,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$50,000 multiplied by (Rp11,000 - Rp8,950) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp11,000 to US$1 (in full amounts)

			4.22% of US$50,000	Every June 22 and December 22	-	11,669
m.	MLIB

September 2, 2008 - June 12, 2013

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp8,800 to US$1 (in full amounts)

•

certain U.S. dollar amount as arranged in the contract multiplied by (IDR/USD spot rate -  Rp8,800) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp8,800 but is less than or equal to Rp12,000 to US$1 (in full amounts)

•

certain U.S. dollar amount as arranged in the contract multiplied by (Rp3,200 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp12,000 to US$1 (in full amounts)

			4.10% of US$25,000 up to June 12, 2011, and 4.10% of decreasing U.S. dollar amount as arranged in the contract up to June 12, 2013	Every June 12 and December 12	-	5,732
n.	MLIB (ii)

September 8, 2008 - June 22, 2012

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp9,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$25,000 multiplied by (1 -  Rp9,000 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp9,000 but is less than or equal to Rp11,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$25,000 multiplied by (Rp11,000 - Rp9,000) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp11,000 to US$1 (in full amounts)

			2.52% of US$25,000	Every June 22 and December 22	-	3,484

(ii)

On September 8, 2008, the Company restructured this contract into a new contract.

(iii)

On August 8, 2008, the Company restructured these contracts into a new contract.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

28.

DERIVATIVES (continued)

Cross Currency Swap Contracts (continued)

No.	Counter-parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2008	2009
o.	DBS

September 10, 2008 - June 12, 2013

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at the scheduled settlement date is at or less than Rp8,800 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to U.S. dollar amount at scheduled settlement date multiplied by (IDR/USD spot rate - Rp8,800) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at settlement date is greater than Rp8,800 and is at or less than Rp12,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to U.S. dollar amount at scheduled settlement date multiplied by (Rp12,000 - Rp8,800) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at settlement date is greater than Rp12,000 to US$1 (in full amounts)

			3.945% of US$25,000 up to June 12, 2011, and 3.945% of decreasing U.S. dollar amount as arranged in the contract up to June 12, 2013	Every June 12 and December 12	-	5,702
p.	GSI

December 16, 2008 - November 5, 2010

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp11,500 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$84,000 multiplied by (IDR/USD spot rate - Rp11,500 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp11,500 but is less than or equal to Rp15,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$84,000 multiplied by (Rp3,500 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp15,000 to US$1 (in full amounts)

			Upfront premium of US$9,500 (equivalent to Rp105,212) which was fully paid on December 19, 2008. The premium is amortized over the contract period.	-	-	41,809

All cross currency swap contracts with GSI (contracts No. b, c and d) are structured to include credit-linkage with the Company as the reference entity and with the Company’s (i) bankruptcy, (ii) failure to pay on certain debt obligations or (iii) restructuring of certain debt obligations as the relevant credit events. Upon the occurrence of any of these credit events, the Company’s obligations and those of GSI under these swap contracts will be terminated without any further payments or settlements being made by or owed to either party, including a payment by either party of any marked-to-market value of the swap contracts.

Currency Forward Contracts

No.	Counter-parties	Contract Period	IDR/USD Fixing Rate (in full amounts)	Settlement Dates
q.	StandChart (iv)	February 15, 2007 - February 20, 2008	Rp8,950 to US$1	Every month starting March 20, 2007 to February 20, 2008
r.	JPMorgan (iv)	April 24, 2007 - April 28, 2008	Spot rate on the settlement date	Every month starting May 25, 2007 to April 28, 2008
s.	DBS	May 8, 2009 - August 12, 2009	Rp10,610 to US$1	August 12, 2009
t.	DBS	May 8, 2009 - August 12, 2009	Rp10,610 to US$1	August 12, 2009
u.	DBS	May 11, 2009 -November 13, 2009	Rp10,750 to US$1	November 13, 2009

(iv)

These contracts (q and r) expired on February 20, 2008 and April 28, 2008, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

28.

DERIVATIVES (continued)

Interest Rate Swap Contracts

No.	Counter-parties	Contract Period	Annual Interest Swap Rate	Swap Income (Expense) Receipt Date	Amount of Swap Income (Expense) Received (Paid) (Rp)
					2008	2009
v.	HSBC	April 23, 2008 - November 27, 2016	5.42% of US$27,037, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.45% per annum	Every April 1 and October 1 up to October 2009, and every May 27 and November 27 up to termination date	(1,784)	(2,879)
w.	HSBC	April 23, 2008 -September 29, 2019	4.82% of US$44,200, the notional amount of which will decrease based on predetermined schedule, in exchange for U.S. dollar LIBOR plus 0.35% per annum	Every January 28 and July 28 up to July 2009, and every March 29 and September 29 up to termination date	(648)	(7,309)
x.	GSI	September 2, 2008 - June 12, 2013	(8.10% - underlyer return) of US$100,000 per annum, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every June 10 and December 10 up to June 2011, and every June 12 and December 12 up to termination date	-	(6,761)
y.	DBS	September 5, 2008 - June 12, 2013	5.625% of US$25,000 per annum, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every June 10 and December 10 up to December 2010, and every June 12 and December 12 up to termination date	-	(1,540)
z.	DBS	October 23, 2008 - June 12, 2013	5.28% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	(2,106)
aa.	BTMUFJ	December 1, 2008 - June 12, 2013	4.46% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	(1,107)
ab.	BTMUFJ	December 4, 2008 - June 12, 2013	4.25% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	(935)
ac.	BTMUFJ	December 12, 2008 - June 12, 2013	4.09% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	(835)
ad.	StandChart	December 19, 2008 - June 12, 2013	3.85% of US$40,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	(504)
ae.	DBS	December 22, 2008 - December 12, 2012	4.02% of US$26,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	(558)
af.	DBS	January 21, 2009 - December 12, 2012	3.83% of US$26,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	(302)
ag.	BTMUFJ	March 2, 2009 - June 12, 2012	4.10% of US$36,500, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	(627)
ah.	ING Bank N.V.	March 3, 2009 - December 12, 2011	4.0094% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	(522)

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

28.

DERIVATIVES (continued)

Interest Rate Swap Contracts (continued)

No.	Counter-parties	Contract Period	Annual Interest Swap Rate	Swap Income (Expense) Receipt Date	Amount of Swap Income (Expense) Received (Paid) (Rp)
					2008	2009
ai.	ING Bank N.V.	April 14, 2009 - June 12, 2011	3.75% of US$33,500, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and on June 12, 2011	-	-

29.

SIGNIFICANT AGREEMENTS AND COMMITMENTS

a.

As of September 30, 2009, commitments on capital expenditures which are contractual agreements not yet realized relate to the procurement and installation of property and equipment amounting to US$287,720 (Note 36c) and Rp1,816,807

The significant commitments on capital expenditures are as follows:

Contract Date	Contract Description	Vendor	Amount of Contract/Purchase Orders (“POs”) Already Issued	Amount of Contract/POs Not Yet Served
October 15, 2008	The Procurement of Telecommunication Infrastructure	PT NEC Indonesia	US$16,511 and Rp73,107	US$66 and Rp17,208
February 25, 2008	Supply and Installation of Submarine Backbone Network in Java Kalimantan Batam Singapore (JAKABARE)	NEC Corporation	US$68,310 and Rp21,705	US$45,574 and Rp18,199
June 29, 2007	Palapa D Satellite In-Orbit Delivery (“Palapa D Satellite”)	Thales Alenia Space	US$217,600	US$20,748
May 16, 2007	Supply of GSM Cellular Infrastructure	PT Nokia Siemens Networks, Nokia Siemens Networks Oy and Nokia Siemens Networks GmbH & Co.KG.	US$241,875 and Rp881,311	US$22,730 and Rp112,558
May 2, 2007	Supply and Installation of Telecommunication Infrastructure	PT Huawei Tech Investment and Huawei Technologies Co. Ltd.	US$33,280 and Rp223,321	US$265 and Rp14,632
April 20, 2007	Telecommunication Equipment Supply and Service	PT Alcatel Lucent Indonesia and Alcatel Shanghai Bell Co. Ltd.	US$43,686 and Rp561,077	US$1,371 and Rp66,429
April 3, 2007	Supply of GSM Infrastructure	PT Ericsson Indonesia and Ericsson AB	US$300,534 and Rp836,754	US$12,279 and Rp70,004
September 29, 2006	WCDMA/HSDPA Radio Access Network Development Project	PT Ericsson Indonesia and Ericsson AB	US$55,220 and Rp216,039	US$7,903 and Rp23,349
September 25, 2006	Single Intelligent Network	PT Ericsson Indonesia and Ericsson AB	US$77,559 and Rp197,333	US$1,486 and Rp700

b.

On August 7, 2009, the Company entered into Landing Party Agreement with Starhub Ltd., Singapore, to use Starhub’s routed line to install JAKABARE Cable System in Singapore. Based on the agreement, the Company will pay Starhub the amount of US$3,509.

As of September 30, 2009, the Company has paid the amount of US$1,873.

c.

On May 25, 2007, the Company and six other telecommunication operators signed a memorandum of understanding on the construction of the national optical fiber network Palapa Ring for the eastern part of Indonesia (“Palapa Ring Project Phase I”) wherein the Company will share 10% of the total project cost of Rp3,000,000. In addition, they also agreed to equally bear the cost of preparation and implementation (“preparation cost”) of Palapa Ring Project Phase I up to the amount of Rp2,000. If the preparation cost exceeds Rp2,000, there will be further discussion among them. However, one of the telecommunication operators subsequently decided not to join the project.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

29.

SIGNIFICANT AGREEMENTS AND COMMITMENTS (continued)

On November 10, 2007, the Company and the other five telecommunication operators (including Telkom, a related party) signed the agreement on the consortium for the construction and maintenance of Palapa Ring wherein the Company agreed to bear 13.36% of the total project cost of US$225,037. This agreement replaced the previous memorandum of understanding.

Furthermore, three of the telecommunication operators also no longer joined the project. Consequently, as of September 30, 2009, the remaining telecommunication operators which still committed to this project are the Company, Telkom and Bakrie Telecom. Hence, the project’s commitment is being evaluated to accommodate the change in number of telecommunication operators participated.

As of September 30, 2009, the Company has paid the amount of US$1,503.

d.

On April 27, 2007, the Company joined Asia-America Gateway Consortium (“AAG”) by signing Construction & Maintenance Agreement. AAG is a sea cable consortium which consists of 19 member companies. The Company has committed to invest US$5,000 (as of September 30, 2009, the Company has paid US$3,804) for voting interest of 0.9031%, as a member of the consortium. The capital cost incurred in connection with the engineering, provision, construction and installation of AAG shall be borne by the members proportionate to their voting interests.

e.

The Company has committed to pay annual radio frequency fee over the 3G license period, provided the Company holds the 3G license (Note 1a). The amount of annual payment is based on the payment scheme set out in Regulation No. 7/PER/M.KOMINFO/2/2006 dated February 8, 2006 of the MOCIT.

f.

On July 20, 2005, the Company obtained facilities from HSBC to fund the Company’s short-term working capital needs. These facilities were amended on May 14, 2007 to extend the expiration date to February 28, 2008. The facilities consist of the following:

•

Overdraft facility amounting to US$2,000 (including overdraft facility denominated in rupiah amounting to Rp16,000). Interest will be charged on daily balances at 3.75% per annum and 6% per annum below the HSBC Best Lending Rate for the loan portions denominated in rupiah and U.S. dollar, respectively.

•

Revolving loan facility amounting to US$5,000 (including revolving loan denominated in rupiah amounting to Rp40,000). The loan matures within a maximum period of six months and can be drawn in tranches with minimum amounts of US$500 and Rp500 for loans denominated in U.S. dollar and rupiah, respectively. Interest will be charged on daily balances at 3% per annum and 6% per annum below the HSBC Term Lending Rate for the loan portions denominated in rupiah and U.S. dollar, respectively.

The Company also obtained treasury facilities from HSBC as follows:

•

Currency swap limit (weighted) amounting to US$7,000 to facilitate the Company’s requirement for hedging genuine foreign currency and international rate exposure through currency swap and/or interest rate swap with a maximum maturity of 5 years.

•

Exposure risk limit (weighted) amounting to US$3,000 to facilitate the Company’s requirement for hedging genuine foreign currency exposures through spot and forward transactions with a maximum maturity of 3 months.

The currency swap limit (weighted) and exposure risk limit (weighted) were amended on             May 14, 2007 to become exposure risk limit (weighted)/foreign exchange option (“FX option”) totalling US$21,000 to facilitate the Company’s requirement for hedging genuine foreign currency exposures through spot, forward, currency swap and interest rate swap transactions with maximum maturity of 5 years, and FX option with a maximum maturity of 1 year.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

29.

SIGNIFICANT AGREEMENTS AND COMMITMENTS (continued)

Subsequently, on April 22, 2008, the Company extended further the expiration date of the overdraft and revolving loan facilities to February 28, 2009, increased the exposure risk limit (weighted)/FX option to US$62,500 and extended the maturity of foreign currency exposures through spot and forward transactions to a maximum of 5 years, currency swap and FX option transactions to a maximum of 7 years, and interest rate swap transactions to a maximum maturity of 12 years.

As of September 30, 2009, the Company has not yet utilized the facilities and is still in the process of extending further the expiration date of the overdraft and revolving loan facilities.

a.

In 1994 and 1998, the Company was appointed as a Financial Administrator (“FA”) and Central Billing Party (“CBP”), respectively, by a consortium which was established to build and sell/lease Asia Pacific Cable Network (“APCN”) submarine cable in countries in the Asia-Pacific Region. As an FA, the Company collected and distributed funds from the sale of APCN’s Indefeasible Right of Use (“IRU”) and Defined Underwritten Capacity (“DUC”) and Occasional Commercial Use (“OCU”) service, while as a CBP, the Company managed funds from the members of the consortium for upgrading the APCN cable.

The funds received from the sale of IRU and DUC, OCU services and for upgrading the APCN cable did not belong to the Company and, therefore, were not recorded in the Company’s books. However, the Company managed these funds in separate accounts. On April 25, 2005, the Company was discharged as the CBP.

As of September 30, 2009, the balance of the funds (including interest earned) which are under the Company’s custody amounted to US$6,564. Besides receiving their share of the funds from the sale of IRU, the members of the consortium also received their share of the interest earned by the above funds.

b.

Other agreements made with Telkom are as follows:

•

Under a cooperation agreement, the compensation to Telkom relating to leased circuit/channel services, such as world link and bit link, is calculated at 15% of the Company’s collected revenues from such services.

The Company and Satelindo also lease circuits from Telkom to link Jakarta, Medan and Surabaya.

•

In 1994, Satelindo entered into a land transfer agreement for the transfer of Telkom’s rights to use a 134,925-square meter land property located at Daan Mogot, West Jakarta, where Satelindo’s earth control station is currently situated. The land transfer agreement enables Satelindo to use the land for a period of 30 years from the date of the agreement, for a price equivalent to US$40,000 less Rp43,220. The term of the agreement may be extended based on mutual agreement.

This agreement was subsequently superseded by a land rental agreement dated December 6, 2001, generally under the same terms as those of the land transfer agreement.

•

In 1999, Lintasarta entered into an agreement with Telkom, whereby Telkom agreed to lease transponder to Lintasarta. This agreement has been amended several times, the latest amendment of which is based on the eighth amendment agreement dated November 5, 2008. Transponder lease expense charged to operations amounting to Rp15,501 and Rp21,806 in 2008 and 2009, respectively, is presented as part of “Operating Expenses - Cost of Services” in the consolidated statements of income.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

TARIFF SYSTEM

a.

International telecommunications services

The service rates (“tariffs”) for overseas exchange carriers are set based on the international telecommunications regulations established by the International Telecommunications Union (“ITU”). These regulations require the international telecommunications administrations to establish and revise, under mutual agreement, accounting rates to be applied among them, taking into account the cost of providing specific telecommunications services and relevant recommendations from the Consultative Committee on International Telegraph and Telephone (“CCITT”). The rates are divided into terminal shares payable to the administrations of terminal countries and, where appropriate, into transit shares payable to the administrations of transit countries.

The ITU also regulates that the monetary unit to be used, in the absence of special arrangements, shall be the Special Drawing Right (“SDR”) or the Gold Franc, which is equivalent to 1/3.061 SDR. Each administration shall, subject to applicable national law, establish the charges to be collected from its customers.

The tariffs billed to domestic subscribers for international calls originating in Indonesia, also known as collection rates, are established in a decision letter of the MOC, which rates are generally higher than the accounting rates. During the period 1996 to 1998, the MOC made tariff changes effective January 1, 1997, March 15, 1998 and November 15, 1998.

Based on Decision Letter No. 09/PER/M.KOMINFO/02/06 dated February 28, 2006 of the MOCIT, the collection rates are set by tariff formula known as price cap formula which already considers customer price index starting January 1, 2007.

b.

Cellular services

Tariffs for cellular providers are set on the basis of Regulation No. KM.27/PR.301/MPPT-98 dated February 23, 1998 of the Ministry of Tourism, Posts and Telecommunications (“MTPT”) (subsequently renamed “MOC” and most recently, “MOCIT”). Under this regulation, the cellular tariffs consist of the following:

•

Connection fee

•

Monthly charges

•

Usage charges

The maximum tariff for connection fee is Rp200,000 per new connection number. The maximum tariff for monthly charges is Rp65,000. Usage charges consist of the following:

1.

Airtime

The maximum airtime tariff charged to the originating cellular subscriber is Rp325 per minute. The details of the tariff system are as follows:

a.

Cellular to cellular

: 2 times airtime rate

b.

Cellular to Public Switched Telephone

Network (“PSTN”)

 : 1 time airtime rate

c.

PSTN to cellular

: 1 time airtime rate

d.

Card phone to cellular

: 1 time airtime rate plus 41% surcharge

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

TARIFF SYSTEM (continued)

b.

Cellular services (continued)

2.

Usage

a.

Usage tariff charged to a cellular subscriber who makes a call to another subscriber using PSTN network is similar to the usage tariff of PSTN, which is applied on a time differentiation basis. For the use of local PSTN network, the tariff is computed at 50% of the prevailing local PSTN tariff.

b.

Long-distance usage tariff between two different service areas without using PSTN network is similar to the prevailing tariff on domestic long-distance call (“SLJJ”) for a PSTN subscriber.

The maximum tariff for active roaming is Rp1,000 per call and is charged to in-roaming cellular subscriber who makes a call.

Tariffs for prepaid customers are also regulated by the MOC in its Decree No. KM.79 Year 1998 dated December 14, 1998, and are typically higher than tariffs for post-paid subscribers. Cellular operators are allowed to set their own tariffs. However, the maximum usage tariffs for prepaid customers may not exceed 140% of peak time tariffs for post-paid subscribers.

Regulation No. KM.27/PR.301/MPPT-98 dated February 23, 1998 and Decree No. KM.79
Year 1998 of the MTPT were subsequently superseded by Regulation
No. 12/PER/M.KOMINFO/02/2006 dated February 28, 2006 of the MOCIT regarding basic telephony tariffs for cellular mobile network service. Under this regulation, the cellular tariffs consist of the following:

•

Connection fee

•

Monthly charges

•

Usage charges

•

Additional facilities fee.

Cellular providers should implement the new tariffs referred to as “floor price”. For usage charges, the floor price should be the originating fee plus termination fee (total interconnection fee), while for connection fee and monthly charges, the floor price depends on the cost structure of each cellular provider.

On April 7, 2008, the MOCIT issued Ministerial Decree No. 09/PER/M.KOMINFO/04/2008 about guidelines on calculating basic telephony service tariffs through cellular mobile network.

Under this new Decree, the cellular providers should implement the new tariffs referred to as “price cap”. The types of tariffs for telecommunication services through cellular network consist of the following:

•

Tariff for basic telephony services

•

Tariff for roaming

•

Tariff for multimedia services

The retail tariffs should be calculated based on Network Element Cost, Activation Cost of Retail Services and Profit Margin.

The implementation of the new tariffs for a dominant operator has to be approved by the Government. A dominant operator is an operator that has revenue of more than 25% of total industry revenue for a certain segment.

Starting May 2008, the Company has fully adopted the new cellular tariff system.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

TARIFF SYSTEM (continued)

c.

Fixed telecommunication services

In February 2006, the MOCIT released Regulation No. 09/PER/M.KOMINFO/02/2006 regarding basic telephony tariffs for fixed network service.

On April 30, 2008, the MOCIT issued Ministerial Decree No. 15/PER/M.KOMINFO/04/2008 about the guidelines on calculating basic telephony service tariffs through fixed network. This decree also applies to fixed wireless access (FWA) network.

Under this new decree, the tariffs for basic telephony services and SMS (short message service) must be calculated based on the formula stated in the decree. The fixed network providers should implement the new tariffs referred to as “price cap”.

Starting May 2008, the Company has fully adopted the new fixed telecommunication tariff system.

31.

INTERCONNECTION TARIFFS

Interconnection tariffs among domestic telecommunications operators are regulated by the MOC through its Decree No. KM.108/PR.301/MPPT-94 dated December 28, 1994. The Decree was updated several times with the latest update being Decree No. KM.37 Year 1999 dated June 11, 1999. This Decree, along with Decree No. KM.46/PR.301/MPPT-98 dated February 27, 1998, prescribed interconnection tariff structures between mobile cellular telecommunications network and PSTN, mobile cellular telecommunications network and international telecommunications network, mobile cellular telecommunications network and other domestic mobile cellular telecommunications network, international telecommunications network and PSTN, and between two domestic PSTNs.

Based on the Decree of the MOC, the interconnection tariff arrangements are as follows:

1.

Structure of Interconnection Tariffs

a.

Between international and domestic PSTN

Based on Decision Letter No. KM.37 Year 1999 dated June 11, 1999 of the MOC, the interconnection tariffs are as follows:

Tariff

Basis

Access charge

Rp850 per call

Number of successful outgoing

and incoming calls

Usage charge

Rp550 per paid minute

Duration of successful outgoing

and incoming calls

b.

Between domestic PSTN and another domestic PSTN

Interconnection charges for domestic telecommunication traffic (local and long-distance) between a domestic PSTN and another domestic PSTN are based on agreements made by those domestic PSTN telecommunications carriers.

c.

Between cellular telecommunications network and domestic PSTN

Based on the MTPT Decree No. KM.46/PR.301/MPPT-98 (“Decree No. 46”) dated February 27, 1998 which became effective starting April 1, 1998, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to a PSTN subscriber, the cellular operator pays the PSTN operator 50% of the prevailing tariffs for local calls.
For local calls from the PSTN to a cellular subscriber, the cellular operator receives the airtime charged by the PSTN operator to its subscribers.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

31.

INTERCONNECTION TARIFFS (continued)

1.

Structure of Interconnection Tariffs (continued)

c.

Between cellular telecommunications network and domestic PSTN (continued)

(2)

SLJJ

For SLJJ which originates from the PSTN to a cellular subscriber, the cellular operator receives a portion of the prevailing SLJJ tariffs, which portion ranges from 15% of the prevailing SLJJ tariffs plus the airtime charges in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariffs plus the airtime charges in cases where the entire long-distance portion is carried by the cellular operator.

For SLJJ which originates from a cellular telecommunications network to a PSTN subscriber, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariffs, which portion ranges from 15% of the tariffs in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariffs in cases where the entire long-distance portion is carried by the cellular operator.

d.

Between cellular telecommunications network and another cellular telecommunications network

Based on Decree No. 46, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to another, the “origin” cellular operator pays the airtime to the “destination” cellular operator. If the call is carried by a PSTN, the cellular operator pays the PSTN operator 50% of the prevailing tariffs for local calls.

(2)

SLJJ

For SLJJ which originates from a cellular telecommunications network, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariffs, which portion ranges from 15% of the tariffs in cases where the entire long-distance portion is not carried by the cellular operator, to 85% of the tariffs in cases where the entire long-distance portion is carried by the cellular operator and the call is delivered to another cellular operator, and to 100% if the call is delivered to the same cellular operator.

e.

Between international PSTN and cellular telecommunications network

Starting from 1998, the interconnection tariffs for international cellular call traffic to/from overseas from/to domestic cellular subscribers, regardless of whether the traffic is made through domestic PSTN or not, is based on the same tariffs applied to traffic made through domestic PSTN as discussed in “a” above. However, as agreed mutually with the cellular telecommunications operators, the Company (including Satelindo until it was merged -        Note 1e) still applied the original contractual sharing agreements regarding the interconnection tariffs until December 31, 2006 (Note 32).

f.

Between international gateway exchanges

Interconnection charges for international telecommunications traffic between international gateway exchanges are based on agreements between international telecommunications carriers and international telecommunications joint ventures.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

31.

INTERCONNECTION TARIFFS (continued)

2.

Universal Service Obligation (“USO”)

On September 30, 2005, the MOCIT issued Regulation No. 15/PER/M.KOMINFO/9/2005, which sets forth the basic policy underlying the USO program and requiring telecommunications operators in Indonesia to contribute 0.75% of annual gross revenue (after deducting bad debts and interconnection charges) for USO development.

The MOCIT also issued Regulation No. 11/PER/M.KOMINFO/04/2007 dated April 13, 2007, which gives guidance on USO provisioning, such as on auction mechanism, tariff, USO area and technical requirements.

On January 16, 2009, the Government issued Regulation No. 7 Year 2009 increasing the USO development contribution from 0.75% to 1.25% and decreasing the concession fee from 1% to 0.50% of annual gross revenue (after deducting bad debts and interconnection charges) effective January 1, 2009.

3.

Revenue Sharing

Revenue from access and usage charges from international telecommunications traffic with telecommunications networks owned by more than one domestic telecommunications carrier which is not regulated by this decree, is to be proportionally shared with each carrier, which proportion is to be bilaterally arranged between the carriers.

KM. 37 Year 1999 and Decree No. 46 were subsequently superseded by Decree No. 32 Year 2004 of the MOC which provides cost-based interconnection to replace the current revenue-sharing arrangement. Under the new Decree, the operator of the network on which calls terminate determines the interconnection charge to be received by it based on a formula mandated by the Government, which is intended to have the effect of requiring that operators charge for calls based on the cost of carrying such calls.

The effective date of the Decree, which was originally set to start on January 1, 2005, was subsequently postponed until January 1, 2007 based on Regulation No. 08/PER/M.KOMINFO/02/2006 dated February 8, 2006 of the MOCIT (Note 32).

The implementation of interconnection billing between operators starts from the time they sign their interconnection agreements. All interconnection agreements will be based on Reference Interconnection Offer (“RIO”). All operators have to publish their RIO and a dominant operator is required to obtain an approval of its RIO from the Government.

On August 4, 2006, the DGPT issued Decree No. 278/DIRJEN/2006, which approved the RIO of the Company and two other dominant telecommunications operators (Telkom and Telkomsel). This decree was implemented since January 1, 2007 as agreed by all operators and approved by the Government. On April 11, 2008, the DGPT approved the new RIO for dominant operators (Telkom, Telkomsel and the Company). The DGPT requires all domestic operators to amend their interconnection agreements in line with the approved new RIO starting April 1, 2008.

On April 1, 2008, the Company implemented the new interconnection tariffs based on the approved RIO.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

32.

INTERCONNECTION AGREEMENTS

The Company (including Satelindo and IM3 until they were merged - Note 1e) has interconnection arrangements with domestic and overseas operators. Some significant interconnection agreements are as follows:

1.

Telkom

The following are significant interconnection agreements/transactions with Telkom:

a.

Fixed telecommunication services

On September 23, 2005, the Company and Telkom signed an agreement regarding the interconnection of local, long-distance and international fixed networks. The principal matters covered by the agreement are as follows:

•

Interconnection between the Company’s and Telkom’s local, long-distance and international fixed networks enables the Company’s fixed telecommunication service subscribers to make or receive calls to or from Telkom’s subscribers or international gateways.

•

The Company’s and Telkom’s international services are accessible and continuously open to each other’s fixed networks.

•

The Company and Telkom are responsible for their respective telecommunications facilities.

•

The compensation arrangement for the services provided is based on interconnection tariffs determined by both parties.

•

Each party handles subscriber billing and collection for the other party’s international calls service used by the other party’s subscribers. Each party has to pay the other party 1% of the collections made by the other party, plus the billing process expenses which are fixed at Rp82 per record of outgoing call as compensation for billing processing. However, the collection and billing process expense was changed to “service charge”, which was computed at Rp1,250 per minute of outgoing call starting April 1, 2008. Based on the latest agreement, the service charge rate has been reduced to Rp1,200 per minute of outgoing call starting January 1, 2009.

On December 28, 2006, the Company entered into a memorandum of understanding with Telkom applying the new interconnection rates under cost-based regime that are
effective starting January 1, 2007. This memorandum of understanding was amended on          December 18, 2007.

b.

Cellular Services

On December 1, 2005, the Company and Telkom signed an agreement regarding the interconnection between the Company’s cellular telecommunications network with Telkom’s fixed telecommunications network. Under this agreement, the interconnection between the Company’s cellular telecommunication network and Telkom’s fixed telecommunication network enables the Company’s cellular subscribers to make or receive calls to or from Telkom’s fixed telecommunication subscribers.

On December 28, 2006, the Company entered into a memorandum of understanding with Telkom applying the new interconnection rates under cost-based regime that are effective starting January 1, 2007. This memorandum of understanding was amended on December 18, 2007.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

32.

INTERCONNECTION AGREEMENTS (continued)

1.

PT Excelcomindo Pratama Tbk or “Excelcom”, PT Mobile-8 (“Mobile-8”) (after PT Komunikasi Selular Indonesia (“Komselindo”) was merged with Mobile-8) and Telkomsel

The principal matters covered by the agreements with these operators are as follows:

•

The Company’s and Satelindo’s international gateway exchanges are interconnected with the mobile cellular telecommunications operators’ networks to make outgoing or receive incoming international calls through the Company’s and Satelindo’s international gateway exchanges.

•

The Company and Satelindo receive, as compensation for the interconnection, a portion of the cellular telecommunications operators’ revenues from the related services that are made through the Company’s and Satelindo’s international gateway exchanges.

•

Satelindo and IM3 also have an agreement with the above operators for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with the above operators’ network, enabling the above operators’ customers to make calls/send SMS to or receive calls/SMS from Satelindo’s and IM3’s customers.

•

The agreements are renewable annually.

The Company (including Satelindo and IM3 until they were merged - Note 1e) and the above operators still continue their business under the agreements by applying the original compensation formula, except for interconnection fee.

On December 8, 27 and 28, 2006, the Company entered into a memorandum of understanding with each of Telkomsel, Mobile-8 and Excelcom, respectively, applying the new interconnection rates under cost-based scheme effective January 1, 2007 to comply with Regulation No. 08/PER/M.KOMINFO/02/2006 of the MOCIT (Note 31). The memoranda of understanding with each of Mobile-8, Excelcom and Telkomsel were amended on September 14, and December 17 and 19, 2007, respectively.

1.

PT Bakrie Telecom Tbk (“Bakrie Telecom”)

The principal matters covered by the latest amendment of the agreement dated June 10, 2009 are related to interconnection between the Company’s mobile cellular network and international gateway exchanges to Bakrie Telecom’s network, including SLI 009 network.

       Net interconnection revenues (charges) from (to) the operators are as follows:

2008

2009

`

Telkom

145,142

95,460

Mobile-8

12,803

8,999

Telkomsel

(3,035

)

(88,055)

Excelcom

42,486

(50,859)

Bakrie Telecom

13,635

(5,970)

Net

revenues (charges)

211,031

(40,425

)

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

33.

ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The Companies’ monetary assets and liabilities denominated in various foreign currencies as of      September 30, 2009 (converted to equivalent U.S. dollar if currency is other than U.S. dollar) are as follows:

Amount in

Equivalent

U.S. Dollar

Rupiah *

Assets:

Cash and cash equivalents

149,275

1,445,128

Accounts receivable

Trade

120,262

1,164,253

Others

221

2,136

Derivative assets

29,076

281,485

Other current assets

1,616

15,649

Due from related parties

78

758

Non-current assets - others

2,950

28,564

Total assets

303,478

2,937,973

Liabilities:

Accounts payable - trade

26,823

259,675

Procurement payable

370,256

3,584,448

Accrued expenses

32,850

318,022

Deposits from customers

807

7,813

Derivative liabilities

21,877

211,792

Other current liabilities

98

944

Loans payable (including current maturities)

844,753

8,178,058

Bonds payable (including current maturities)

344,157

3,331,784

Other non-current liabilities

10,591

102,531

Total liabilities

1,652,212

15,995,067

Net liabilities position

1,348,734

13,057,094

*

translated using the prevailing exchange rate at balance sheet date

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

34.

SEGMENT INFORMATION

The Companies manage and evaluate their operations in three major reportable segments: cellular, fixed telecommunication and MIDI. The operating segments are managed separately because each offers different services/products and serves different markets. The Companies operate in one geographical area only, so no geographical information on segments is presented.

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Expenditures for segment assets represent the total costs incurred during the period to acquire segment assets that are expected to be used for more than one year.

Consolidated information by industry segment follows:

Major Segments

Fixed

Segment

Cellular

Telecommunication

MIDI

Total

2008

Operating revenues

Revenues from external customers

10,367,914

1,301,529

1,979,378

13,648,821

Inter-segment revenues

(254,342)

254,342

342,032342,032

Total operating revenues

10,113,572

1,555,871

2,321,410

13,990,853

Inter-segment revenues elimination

(342,032)

Operating revenues - net

13,648,821

Income

Operating income

2,236,216

547,325

549,5333,333,074

Interest income

353,541

Financing cost

(1,377,706)

Income tax expense - net

(575,414)

Amortization of goodwill

(169,880)

Loss on change in fair value  of derivatives - net

(53,513)

Loss on foreign exchange - net

(45,092)

Others - net

30,292

Income before minority interest in net income

of subsidiaries

1,495,302

Other Information

Segment assets

34,811,384

2,988,179

7,049,64944,849,212

Unallocated assets

8,707,052

Inter-segment assets elimination

(4,955,672)

Assets - net

48,600,592

Segment liabilities

27,255,994

849,893

2,967,98631,073,873

Unallocated liabilities

3,691,609

Inter-segment liabilities elimination

(3,469,031)

Liabilities - net

31,296,451

Capital expenditure

6,013,074

561,562

1,111,5557,686,191

Depreciation and amortization

2,739,939

222,884

422,9713,385,794

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

34. SEGMENT INFORMATION (continued)

Major Segments

Fixed

Segment

Cellular

Telecommunication

MIDI

Total

2009

Operating revenues

Revenues from external customers

10,055,756

1,344,711

2,009,05913,409,526

Inter-segment revenues

(224,316)

224,316

383,944383,944

Total operating revenues

9,831,440

1,569,027

2,393,00313,793,470

Inter-segment revenues elimination

(383,944)

Operating revenues - net

13,409,526

Income

Operating income

1,184,164

778,951

629,1562,592,271

Gain on foreign exchange - net

1,394,440

Interest income

120,899

Financing cost

(1,359,189)

Income tax expense - net

(625,968)

Loss on change in fair value  of derivatives - net

(387,552)

Amortization of goodwill

(177,173)

Others - net

(68,370)

Income before minority interest in net income

of subsidiaries

1,489,358

Other Information

Segment assets

44,138,337

2,722,938

8,246,96655,108,241

Unallocated assets

4,818,729

Inter-segment assets elimination

(5,109,617)

Assets - net

54,817,353

Segment liabilities

31,370,046

1,129,145

4,035,23836,534,429

Unallocated liabilities

3,799,422

Inter-segment liabilities elimination

(3,741,024)

Liabilities - net

36,592,827

Capital expenditure

8,740,514

550,919

1,282,28410,573,717

Depreciation and amortization

3,050,227

241,974

468,3953,760,596

35.

ECONOMIC CONDITIONS

The operations of the Companies have been affected and may continue to be affected for the foreseeable future by the recent market events and economic conditions in the world and in Indonesia that are mainly characterized by volatility in currency values and interest rates, as well as decline in share prices which could negatively impact economic growth. Economic improvements and recovery are dependent upon several factors, such as fiscal and monetary actions being undertaken by the Government and others, actions that are beyond the control of the Companies. The financial statements include the effects of the economic conditions to the extent they can be estimated.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

36. SUBSEQUENT EVENTS

a.

As of October 21, 2009, the Company is in the process of investigating the loss on property and equipment destroyed by the earthquake disaster in West Sumatra on September 30, 2009. The Company expects that the financial impact of such loss will be immaterial.

b.

As of October 21, 2009, the Company is in the process of issuing Seventh Indosat Bonds Year 2009 and Sukuk Ijarah IV Year 2009 totaling Rp1,500,000 at maximum.

c.

As of October 21, 2009, the prevailing exchange rate of the rupiah to U.S. dollar is Rp9,475 to US$1 (in full amount), while as of September 30, 2009, the prevailing exchange rate was Rp9,681 to US$1 (in full amount). Using the exchange rate as of October 21, 2009, the Company earned foreign exchange gain amounting to approximately Rp277,839 (excluding the effect of revaluing derivative contracts on October 21, 2009) on the foreign currency liabilities, net of foreign currency assets, as of September 30, 2009 (Note 33).

The translation of the foreign currency liabilities, net of foreign currency assets, should not be construed as a representation that these foreign currency liabilities and assets have been, could have been, or could in the future be, converted into rupiah at the prevailing exchange rate of the rupiah to U.S. dollar as of September 30, 2009 or at any other rate of exchange.

The commitments for the capital expenditures denominated in foreign currencies as of
September 30, 2009 as disclosed in Note 29a are approximately Rp2,726,147 if translated at the prevailing exchange rate as of October 21, 2009.

37.

REVISED SAKs

The following summarizes the revised SAKs recently issued by the Indonesian Institute of Accountants:

•

SAK 26 (Revised 2008), “Borrowing Costs”, contains the accounting treatment for borrowing costs. It requires an entity to capitalize borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The Standard requires an entity to recognize other borrowing costs as an expense. SAK 26 (Revised 2008) supersedes SAK 26 (1997), “Borrowing Costs” and is applied prospectively for financial statements covering the periods beginning on or after January 1, 2010. Earlier application is permitted and should be disclosed.

•

SAK 50 (Revised 2006), “Financial Instruments: Presentation and Disclosures”, contains the requirements for the presentation of financial instruments and identifies the information that should be disclosed. The presentation requirements apply to the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments; the classification of related interests, dividends, losses and gains; and the circumstances in which financial assets and financial liabilities should be offset. This SAK requires the disclosure of, among others, information about factors that affect the amount, timing and certainty of an entity’s future cash flows relating to financial instruments and the accounting policies applied to those instruments. SAK 50 (Revised 2006) supersedes SAK 50, “Accounting for Certain Investments in Securities”, and is applied prospectively for financial statements covering the periods beginning on or after January 1, 2010. Earlier application is permitted and should be disclosed.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2009 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

37.

REVISED SAKs (continued)

•

SAK 55 (Revised 2006), “Financial Instruments: Recognition and Measurement”, establishes the principles for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This SAK provides the definitions and characteristics of derivatives, the categories of financial instruments, recognition and measurement, hedge accounting and determination of hedging relationships, among others. SAK 55 (Revised 2006) supersedes SAK 55 (Revised 1999), “Accounting for Derivative Instruments and Hedging Activities”, and is applied prospectively for financial statements covering the periods beginning on or after January 1, 2010. Earlier application is permitted and should be disclosed.

The Companies have not adopted these SAKs. The Companies are currently studying them and have not yet determined the related effects on the consolidated financial statements.

38. REVOCATION OF SAK 35, “ACCOUNTING FOR REVENUES FROM TELECOMMUNICATION SERVICES”

The Indonesian Accounting Standards Board has issued Financial Accounting Standards Revocation Statement (PPSAK) No. 1 regarding the revocation of, among two other SAKs, SAK 35 on Accounting for Revenues from Telecommunication Services effective for accounting periods beginning on or after January 1, 2010. The determination of other events and transactions that were provided in such      SAK 35 is referred to other relevant SAK. This statement is applied prospectively, earlier application is permitted.

The Companies are presently evaluating and have not yet determined the effects of this revoked
SAK 35 on the consolidated financial statements.

39.

GOVERNMENT REGULATIONS

On December 28, 2007, the President of the Republic of Indonesia and the Minister of Law and Human Rights signed Government Regulation No. 81/2007 (PP No. 81/2007) on “Reduction of the Rate of Income Tax on Resident Corporate Taxpayers in the Form of Publicly-listed Companies”. This regulation provides that resident publicly-listed companies in Indonesia can obtain the reduced income tax rate which is 5% lower than the highest income tax rate under Article 17 paragraph 1 (b) of the Income Tax Law, provided they meet the prescribed criteria, i.e., companies whose shares or other equity instruments are listed in the Indonesia Stock Exchange, whose shares owned by the public are 40% or more of the total paid-up shares and such shares are owned by at least 300 parties, each party owning less than 5% (Note 18) of the total paid-up shares. These requirements should be fulfilled by the publicly-listed companies for a period of six months in one tax year. As of September 30, 2009, the Company does not expect to meet the required criteria to avail of the lower income tax rate and has, therefore, not applied this reduced tax rate to its deferred tax assets and liabilities.

40.

COMPLETION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The management of the Company is responsible for the preparation of the accompanying consolidated financial statements that were completed on October 21, 2009.

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